922

07026439

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Massmart Holdings Limited

*CURRENT ADDRESS Massmart House
16 Peltier Drive
Sunninghill Ext. 6
Sandton, 2196 South Africa

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 19 2007
THOMSON FINANCIAL

FILE NO. 82- 35110 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 9/17/07

MSM

Massmart - Sales update for the 52 weeks to June 2005

Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration Number: 1940/014066/05)
Share code: MSM
ISIN: ZAE000029534
("Massmart" or "the Company")
Sales update for the 52 weeks to June 2005
For the 52 weeks to June 2005, Massmart"s total sales, including acquisitions, were R26.6 Billion, 11.7% Ahead Of The 52 Weeks To June 2004. Sales Before acquisitions grew 9.4% and comparable store sales grew 5.3%.
With overall Group sales deflation of 2.2% (comprising 0% inflation in food and liquor and deflation of 4.9% in general merchandise), total volume growth of 13.9% was in line with our expectations. Real comparable store growth of 7.5% was pleasing.
Although the rate of sales growth has declined gradually in all divisions since October 2004, most of the decline in the rate of cumulative sales growth since that reported in Massmart"s interim results, is attributable to the Group"s previously communicated decision to move away from low return, higher risk business in Shield and Furnex in the Masscash division, which produced second half sales substantially below that of 2004.
The above information has not been reviewed or reported on by the Company"s auditors.
Massmart"s preliminary results for the year to June 2005 will be released on 25 August 2005.
Johannesburg
6 July 2005
Sponsor
Deutsche Securities (SA) (Pty) Ltd
Date: 06/07/2005 12:30:03 PM Produced by the JSE SENS Department

Massmart Holdings Limited - Impact of the South African Institute of Chartered Accountants (`SAICA`) Circular on Operating Leases

Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration Number: 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
(`Massmart` or `the Company`)

Impact of the South African Institute of Chartered Accountants (`SAICA`) Circular on Operating Leases

Introduction

Massmart shareholders` attention is drawn to the above circular (7/2005), issued by the South African Institute of Chartered Accountants on 2 August 2005, entitled `Operating Leases`.

The Issue

In this circular, SAICA refers to Paragraphs 33 of IAS 17(AC105) and 9 of SIC 15 (AC415), which state respectively:

`Lease payments under an operating lease shall be recognised as an expense on a straight line basis over the lease term unless another systematic basis is more representative of the time pattern of the user`s benefit.`

`The underlying substance of operating leases is that the lessor and lessee exchange the use of an asset for a specified period for the consideration of a net amount of money. The accounting periods in which this net amount is recognised by either the lessor or lessee is not affected by the form of agreement or the timing of payments.`

To date, Massmart has recognised rental expenses on the basis of the cash flows in the operating lease agreements, believing that the correlation between increasing trading densities and escalating rentals represented `another systematic basis` which was `more representative of the time pattern of the user`s benefit`, than the straight-line basis referred to above. Our auditors, Deloitte & Touche, concurred with this treatment of operating leases.

Paragraphs 9 and 11 of the Circular conclude:

`After considerable debate, both locally and internationally, about when it is appropriate not to use the straight line basis, it has become clear that `other systematic basis` as applied by South African entities is not consistent with the requirements of IAS 17 (AC105) as applied internationally. IAS 17 (AC105) permits a treatment other than straight-line recognition only when another basis is more representative of the time pattern of the users benefit. This is expected to be rare. The time pattern of the users benefit is only affected by factors which impact the physical usage of the property. Straight-line recognition means that the payments over the lease term are to be aggregated and divided by the lease term in months to arrive at the monthly expense. The cumulative difference between the amounts recognised in the income statement and the cash flows is recognised on the balance sheet.`

`Lessees and lessors should recognise the change to the straight line method retrospectively from the inception of the lease in terms of IAS 8 (AC103) - Accounting Policies, Changes in Accounting Estimates and Errors`

Massmart`s Response

The Massmart Board has resolved that with immediate effect, all Massmart operating lease charges in respect of rentals escalated at fixed rates will now be expensed on a straight-line basis over the period of the lease, disregarding the time-value of money or the economic substance of the lease, which is as required by this clarification.

Impact on Earnings

Massmart has calculated the required adjustment to headline earnings and headline earnings per share arising from this clarification. These adjustments, which have been audited, are shown below for the June 2005 and 2004 financial years. The results for the year to June 2004 will be restated in the publication of the results for the year to June 2005 and a R369m reduction to the 2004 opening retained income will be processed.

June June

	2005	2004
Impact on headline earnings	R(54)m	R(51)m
Impact on headline earnings per share	(27) cents	(26) cents

It is clear that the application of the straight-line basis will have a more material adverse impact on companies with a newer average lease profile than on those with an older average lease profile. Over time, as the average lease profile ages, the quantum of the reduction to headline earnings compared to cash earnings, will reduce and become positive.

Impact on Cash & Gearing

These accounting adjustments have no impact on Massmart`s cash flows or cash position. The adjustment to opening retained income of R369m plus the headline earnings adjustments will however have the effect of reducing shareholders` equity, thereby increasing Massmart`s gearing ratios and returns on equity.

Impact on Dividends

The Massmart Board will propose that the dividend for the year ending June 2005 be calculated on a two-times dividend cover before the adjustment referred to above. In the 2006 financial year the two-times dividend cover will be calculated on headline earnings after this adjustment, in line with the current dividend policy.

Preliminary Results to June 2005

Massmart`s reviewed results for the year to June 2005, including the above accounting adjustments, will be released on 25 August 2005.

Johannesburg

?5U August 2005

Sponsor to Massmart:

Deutsche Securities (SA) (Pty) Ltd

Date: 05/08/2005 10:00:08 AM

Produced by the JSE SENS Department

Massmart - Reviewed consolidated results for the 52 weeks ended June 2005
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
(`Massmart` or `the company`)
Dedicated to Value
Reviewed consolidated results for the 52 weeks ended June 2005
Massmart is a unique, managed portfolio of 12 wholesale or retail chains, each focused on high-volume, low margin, low cost distribution of mainly branded consumer goods for cash, in 10 countries in sub-Saharan Africa. The Group is the third largest distributor of consumer goods in Africa and the leader in general merchandise, home improvement, wholesale food and liquor.
Sales increase
12%
to R26 561 million
Trading profit increases
19%
to R1 009 million
Headline earnings increase
16%
to R679 million
Headline earnings before acquisitions increase
12%
to R642 million
Headline EPS increases
16%
to 341,0 cents
Cash flow from trading increases
13%
to R1 151 million
Dividend increases
15%
to 183 cents per share
Overview
We are pleased to record yet another year of improved sales and earnings. These results mark Massmart`s 33rd consecutive half year of real sales growth over 8% and our 14th consecutive half year of headline earnings per share growth, which has compounded annually at 34,8% over the past five years, to increase 345,8% since the Group`s listing on the JSE Limited on 4 July 2000.
The highlights of the year were:
- Sales exceeded R26 billion, 5,8% of which was from 17 foreign stores
- In real terms, comparable store and comparable member sales grew 7,5% and sales before acquisitions grew 11,5%, with estimated average deflation of 2,2%
- 44% of the year`s growth was organic
- Trading profit exceeded R1 billion for the first time
- Pre and post interest trading profit margins increased to 3,80% and 3,72% respectively
- Full year cash flow from operations exceeded R1,2 billion
- Return on equity increased from 42,8% to 44,6%
- The store network was increased to 219 (867 624 m2) with the acquisition and opening of 62 new stores with estimated annual sales of R2,6 billion
- Federated Timbers, De La Rey and Servistar were acquired with effect from 1 June 2005
- The executive management team was strengthened through a number of new internal and external appointments.
Strategic overview and progress
The management of Massmart continues to implement the three pillar strategy, which has been at the heart of the Group`s progress for 17 years: aggressive organic and acquisitive growth; value-adding collaboration between focused

trading entities; and incentivisation for alignment.
Medium term performance is guided by our `Vision for Growth,` a rolling three-year internal financial target resulting from the implementation of the above strategies, given effect through specific plans and objectives for: continued real sales growth from existing outlets; expansion into new categories and formats; new outlets; the relocation, enlargement and refurbishment of selected outlets, selected acquisitions that conform to Massmart`s strategic and financial criteria and continued net margin growth.
The `Vision for Growth 2007` announced last August called for the opening of 50 stores, which would generate sales of R5 billion by June 2007. Excellent progress towards this objective was made during the reporting period with nine new stores opened and 53 acquired with combined estimated sales of R3,8 billion by 2007. New plans have been put in place to mitigate the effect of lower than forecast inflation and targets have been revised to adjust for the effects of lease smoothing and IFRS.
This year`s annual review resulted in Vision 2008, which will see a number of strategic and operational performance improvements emphasising growth in Massmart`s higher margin businesses, including the opening of 35 additional new stores between July 2005 and June 2008 with estimated sales of R3,2 billion.
Performance
This year`s performance was shaped by five major factors.
The first, a buoyant middle to upper income consumer market, which provided the foundation for an excellent performance from the Massdiscounters and Masswarehouse divisions targeted at that market.
The second, deflation in imported or dollar-priced products, which undermined sales growth and profitability, particularly in Masscash, whose wholesale customers` response to promotional activity was muted by their reluctance to increase inventories in a climate of falling inflation.
The third, the parlous economic state of the lowest income consumers, particularly those in rural areas, who purchase basic food from the retailers and wholesalers served by Masscash. The impact of this poverty is difficult for shareholders to gauge as no other public company wholesales into this market place.
The fourth was the underperformance of the previous Masstrade division comprising Shield and Furnex, which returned to profitability in the second half, but produced a result well below the previous year and our medium term targets.
The final factor was the clarification by the South African Institute of Chartered Accountants on 2 August 2005, requiring South African companies to adopt the international interpretation of International Accounting Standards regarding the treatment of operating leases. Although there is no cash impact, the adoption of this interpretation depressed headline earnings by R54 million (R51 million in 2004) most of which was attributable to Masswarehouse which, by virtue of Makro`s 20-year leases and the aggressive organic development of Builders Warehouse, has a newer average lease profile than the other divisions. Unless stated otherwise, these results and the restated 2004 accounts reflect the new interpretation.
Massmart`s sales growth declined in the second half as we implemented the policy announced in February, to curtail sales growth in low return business of higher risk. Sales growth before acquisitions was 9,3%. Acquisitions, comprising Trident for a full year, Cell-Shack, one cash and carry outlet and one month`s contribution from the Federated Timbers, De La Rey and Servistar acquisitions contributed sales of R988 million. Comparable store and member growth of 5,3% was depressed by an increase in deflation and the impact of the stronger Rand on foreign sales. General merchandise, including home improvement, grew 17,8% and food and liquor 6,9%. Massmart`s 2,2% estimated average deflation on selling prices was the weighted average of 4,9% deflation in general merchandise and 0,2% inflation in food and liquor.
Trading profit before interest and acquisitions grew by 15,4% to R967 million.
Headline earnings per share before acquisitions grew by 11,8% to 322,8 cents per share.
Industry statistics and the reported sales of competitors indicate that Massmart gained market share, particularly in home improvement and wholesale food.

Operational review

Massdiscounters - comprises retail general merchandise discounters Game (61 stores), which trades in South Africa, Namibia, Botswana, Zambia, Uganda, Mozambique and Mauritius, and Dion (11 stores), which trades in the Gauteng province of South Africa. Divisional comparable store sales grew by 3,6% with estimated deflation of 4,3%.

Game South Africa and Dion enjoyed good comparable store growth with growth in the core categories of appliances, home electronics and computers well ahead of those reported by competitors. Foreign Game stores performed well in local currency. Five new stores with estimated annual sales of R312 million were opened during the year, adding 17 688 m2 to the division. Despite the negative effects of legislated lower finance charges from September 2004, and the impact of the operating lease adjustment, exceptional control of margin and working capital resulted in Massdiscounters exceeding its medium term annual profit before tax return on sales target (revised upwards to 6% last year), moving closer to our 7,4% international benchmark.

Masswarehouse - comprises the 12-store Makro warehouse club trading in food, general merchandise and liquor, 12 Builders Warehouse outlets trading in DIY and builders hardware and eight Tile Warehouse outlets trading in tiles and sanitaryware, all in the major metropolitan areas of South Africa. Divisional comparable store sales grew 14,6% with estimated deflation of 1,8%.

As Makro stabilised in the second half, following the re-opening of the Strubens Valley store and the relocation of the Pretoria West store to Wonderboom, the chain demonstrated its unique capabilities as South Africa`s leading warehouse club, by almost doubling the rate of sales growth on the first half. The creative recruitment of new cardholders and innovative merchandising produced quality sales that translated into profit growth well ahead of sales growth for the full year as a result of sound control of margin and working capital.

The Builders Warehouse and Tile Warehouse chains made solid progress with the implementation of their strategies and plans, to register the highest levels of sales growth, comparable sales growth and profit growth in the Group. Investment in new stores (two were acquired, two were opened and one relocated), systems and people has positioned the chain for fast growth and the assumption of a leading position in Massmart`s home improvement portfolio.

Further to our stated strategic objective to become a major participant in the national distribution of home improvement products, Federated Timbers, De La Rey and Servistar were acquired to augment our growing footprint in the sector. Following approval by The Competition Commission, the acquisitions were included in these results from 1 June 2005 contributing sales of R138 million and profits before tax of R6 million.

Although profits were subdued by the new operating lease interpretation, Masswarehouse made progress towards its profit before tax return on sales target, revised upwards to 5% last year, the result of a weighted application of international benchmarks.

Masscash - comprises 58 CBW and seven Jumbo wholesale cash and carry outlets trading in South Africa, Lesotho, Namibia, and Botswana, and voluntary buying organisations, Shield (serving 885 independent food outlets) and Furnex (serving 830 independent furniture and appliance outlets). Divisional comparable store and member sales decreased by 0,5% with estimated deflation of 1,3%.

The last quarter saw a reversal of the steady decline in CBW`s sales growth resulting from deflation and the move away from low return, high risk business. CBW`s profits for the year were eroded by a decline in trading margin, largely attributable to deflation of over 10% in commodities which constitute 27% of the chain`s sales.

While Jumbo enjoyed a pleasing rate of sales growth, profits were depressed by aggressive trading activity and a performance below expectations by the Devland and Nelspruit stores. Under an entirely new management team a pleasing start has been made to the refurbishment of the flagship Crown Mines store and the repositioning of the chain.

Following the restructuring announced in August 2004, the emphasis in Shield and Furnex (previously Masstrade - see note 5) throughout the reporting period has been on the reinstatement of the structures, people, processes and controls necessary to mitigate risk and provide a platform for the growth of quality

returns. This approach resulted in a substantial decline in sales but an improvement in profits and the state of the debtor`s book in the second half. These companies will make steady progress towards producing acceptable returns over the coming year.
The Masscash profit before tax return on sales declined relative to its 3% target.

	June 2005 (Reviewed) Rm	Restated (note 6) June 2004 (Reviewed) Rm	% change	As previously reported June 2004 (Audited) Rm
Sales	26 561,4	23 787,7	11,7	23 787,7
Massdiscounters	7 396,6	6 783,5	9,0	6 783,5
Masswarehouse	8 575,9	7 066,5	21,4	7 066,5
Masscash (note 5)	10 588,9	9 937,7	6,6	9 937,7
Trading profit before interest and tax	1 009,4	850,8		923,5
As a % of sales	3,8%	3,6%		3,9%
Massdiscounters	488,2	344,1	41,9	356,6
Masswarehouse	321,3	223,3	43,9	277,8
Masscash (note 5)	199,9	283,4	(29,5)	289,1
Trading profit before tax*	1 030,2	871,6		944,3
As a % of sales	3,9%	3,7%		4,0%
Massdiscounters	487,2	327,7	48,7	340,2
Masswarehouse	345,7	249,3	38,7	303,9
Masscash (note 5)	197,3	294,6	(33,0)	300,2

* Trading profit before tax is before corporate interest paid of R41,8 million (2004: R28,0 million), goodwill impairment/amortisation and exceptional items.

Acquisitions

Further to the announcement of 26 April 2005, we advise that all conditions related to the R403,8 million acquisition of 84,1% of the 42 store Moresport sporting speciality group have been fulfilled, other than the approval by The Competition Commission which is expected before the end of September 2005.

Acquisition funding

Subsequent to the financial year-end, Massmart entered into two medium-term amortising loans of R250 million each. This loan funding was required for the purchase considerations, all paid in June 2005, for three acquisitions in the building and home improvement sector. It is Massmart`s intention to raise a further R500 million through the issue of permanent preference shares to finance the Moresport acquisition. In the event that The Competition Commission approves this transaction, the capital raising process will commence during September 2005 based on documentation which will be sent to shareholders shortly. If the acquisition is declined by The Competition Commission the Board may not proceed with this capital raising.

Divisional structure

In order to facilitate more focused management, relevant collaboration and clearer understanding by stakeholders, Massmart will comprise four divisions from 1 July 2005, each containing those chains with similar target markets and business models.

The divisions will be:

- The retail discount division Massdiscounters, which will house Game, Dion and, if approved by The Competition Commission, Moresport;
- The home improvement division Massbuild, which will house Builders Warehouse, Federated Timbers, Servistar, De La Rey and Tile Warehouse;
- The warehouse club division Masswarehouse, which will house Makro; and
- The mainly food wholesale division Masscash, which will house CBW, Jumbo, Shield, Furnex and Cell-Shack.

In terms of sales, profitability and branding, each of these divisions will enjoy Southern African leadership in their business model.

Board and Executive Committee changes

Arising from the past and planned growth of Massmart and in anticipation of the

divisional structure described above, Executive Committee members Grant Pattison and Fanus Nothnagel have been appointed to the Board as Deputy Chief Executive Officer and Chief Operating Officer respectively and the Executive Committee has been enlarged with the appointments of Aubrey Cimring as Deputy Chief Financial Officer, and Richard Potash and Kevin Vyvyan-Day as Divisional CEOs.

Massmart`s people

There are now 21 859 Massmart employees whose diverse expertise and extraordinary talent translates ideas into a value proposition for all stakeholders. Their commitment and loyalty is exemplified by their 4 039 colleagues who have been associated with the Massmart entity that employs them for 10 years or more.

We thank them all for their part in these results and welcome those who chose to become part of Massmart over the last year.

Prospects

For five years South African retail has enjoyed the buoyancy of middle to upper income consumer markets. Driven by structural factors (including education, employability, employment equity, Black Economic Empowerment, the re-rating of domestic property prices and government spending) and cyclical factors (including the strong Rand, low inflation and low interest rates), consumer confidence peaked during 2004 at the highest levels since these statistics have been recorded.

While there has been a gradual downward trend in retail sales growth as reported by Stats SA since October 2004, Massmart`s strategies and budgets have been founded on the belief that the South African economy is being irrevocably transformed and that good retail growth will persist for some time, in the absence of a marked deterioration in exogenous factors - the oil price being of particular concern at present.

Our confidence in our country and our company is evident in a record R495 million capital expenditure programme planned for the current year, planned to add at least 147 388 m2, in support of budgeted sales exceeding R30 billion.

For the eight weeks to 21 August 2005, total sales grew by 16,2%, sales before acquisitions grew 9,0% and comparable store sales grew 8,0%, with profit growth significantly ahead of sales growth and last year.

Dividend and distribution policy

Massmart`s dividend policy is to declare and pay an interim and final dividend representing a two times dividend cover unless circumstances dictate otherwise. This final dividend has however, been calculated using headline earnings before the lease adjustment referred to in Note 6. In the next financial year, dividends will be calculated relative to headline earnings per share after the lease adjustment.

Notice is hereby given that a final dividend of 72 cents per share in respect of the period ended 26 June 2005 has been declared payable to the holders of ordinary shares recorded in the books of the company on Friday, 16 September 2005. The last day to trade cum-dividend will therefore be Friday, 9 September 2005 and Massmart shares will trade ex-dividend from Monday, 12 September 2005. Payment of the dividend will be made on Monday, 19 September 2005. Share certificates may not be dematerialised or rematerialised between Monday, 12 September 2005 and Friday, 16 September 2005, both days inclusive.

In terms of the requirements of the Companies Act, the directors confirm that after the payment of the distribution, Massmart will be able to pay its debts as they become due in the ordinary course of the business, and its consolidated assets, fairly valued, will exceed its consolidated liabilities.

On behalf of the board

Mark J Lamberti	Guy Hayward
Deputy Chairman and	Chief Financial Officer
Chief Executive Officer	

24 August 2005

Income statement

		Restated (note 6)	As previously reported
Year ended	Year ended June 2005	Year ended June 2004	June 2004

	(Reviewed) Rm	(Reviewed) Rm	% change	(Audited) Rm
Sales	26 561,4	23 787,7	11,7	23 787,7
Gross profit	3 649,0	3 140,1	16,2	3 140,1
Depreciation	(156,9)	(133,5)	17,5	(133,5)
Goodwill impairment/ amortisation	(72,4)	(74,6)	(2,9)	(74,6)
Employment costs	(1 649,4)	(1 416,6)	16,4	(1 416,6)
Occupancy costs (note 6)	(644,2)	(563,7)	14,3	(491,0)
Other net operating costs	(189,1)	(175,5)	7,7	(175,5)
Operating profit	937,0	776,2	20,7	848,9
Exceptional items (note 2)	-	5,0		5,0
Net interest paid	(21,0)	(7,2)	191,7	(7,2)
Profit before tax	916,0	774,0	18,3	846,7
Taxation	(307,0)	(253,9)	20,9	(275,5)
Profit after tax	609,0	520,1	17,1	571,2
Minorities	(2,2)	(8,9)		(8,9)
Net profit for the year	606,8	511,2	18,7	562,3
Reconciliation of net profit for the year to headline earnings				
Net profit for the year	606,8	511,2		562,3
Exceptional items (note 2)	-	(6,0)		(6,0)
Goodwill impairment/ amortisation	72,4	74,6		74,6
(Profit)/loss on disposal of fixed assets	(0,6)	3,3		3,3
Headline earnings	678,6	583,1	16,4	634,2
Headline EPS (cents)	341,0	293,1	16,3	318,8
Diluted headline EPS (cents)	329,5	282,7	16,6	307,5
Attributable EPS (cents)	304,9	256,9	18,7	282,6
Diluted attributable EPS (cents)	294,6	247,9	18,8	272,6
Dividend/distribution (cents):				
- Interim	111,0		82,0	61,0
- Final	72,0		(26,5)	98,0
- Total	183,0			159,0
Ordinary shares (000`s):				
- In issue	199 641	199 191		199 191
- Weighted-average	199 010	198 951		198 951
- Diluted weighted-average	205 944	206 244		206 244

Balance sheet

		Restated (note 6)	As previously reported
June 2005	June 2004	June 2004	

	(Reviewed) Rm	(Reviewed) Rm	% change	(Audited) Rm
Assets				
Property, plant and equipment	918,9	570,1	61,2	570,1
Goodwill	1 149,4	616,7		614,0
Investments and loans	283,1	249,7		249,7
Deferred tax	394,2	353,0		146,5
Inventories	2 658,0	2 356,5	12,8	2 356,5
Accounts receivable and prepayments	1 853,5	1 861,4		1 997,8
Cash and bank balances	841,1	1 105,8		1 105,8
Total	8 098,2	7 113,2		7 040,4
Equity and liabilities				
Shareholders` equity	1 616,2	1 429,8	13,0	1 850,2
Minority interests	36,5	31,7		31,7
Long-term liabilities - interest bearing	147,1	201,3		201,3
Other long-term liabilities and provisions	509,5	488,2		34,8
Deferred tax	97,5	89,1		64,9
Accounts payable and accruals	5 166,0	4 713,5	9,6	4 697,9
Bank overdraft and short-term borrowings	525,4	159,6		159,6
Total	8 098,2	7 113,2		7 040,4
Net asset value per share (cents)	809,6	717,8	12,8	928,9

Cash flow statement

Rm Rm	Year ended June 2005 (Reviewed)	Year ended June 2004 (Audited)
Cash inflow from trading	1 151,3	1 015,2
Working capital movement	97,9	255,3
Cash flow from operations	1 249,2	1 270,5
Taxation paid	(334,4)	(124,2)
Net interest paid	(21,0)	(5,5)
Investment income	35,2	19,0
Dividends paid and share premium distribution	(416,4)	(218,7)
Net replacement of fixed assets	(253,3)	(74,8)
Investment in fixed assets	(156,4)	(263,3)
Businesses acquired	(684,4)	(89,9)
Other investing activities	(40,6)	(7,3)
Net financing activities	0,5	(39,8)
Foreign exchange losses taken to statement of changes in equity	5,4	(4,2)
Opening cash and cash equivalents	1 025,2	563,4
Closing cash and cash equivalents	409,0	1 025,2
Statement of changes in equity		
Opening balance	1 429,8	1 666,1
Prior period adjustment (note 6)	-	(369,3)
Exchange differences	4,5	(7,8)
Dividends paid and share premium distribution	(416,4)	(218,7)

Net profit for the year	606,8	511,2
Shares issued	18,8	12,8
Reduction of deferred tax asset	-	(94,9)
Net movement of treasury shares	29,5	(29,5)
Share trust loss	(56,8)	(40,1)
Closing balance	1 616,2	1 429,8
Additional information		
Capital expenditure		
- Authorised and committed	114,6	41,3
- Authorised not committed	230,5	168,3
Acquisition commitment	480,0	-
Contingent liabilities	1,5	2,2
Operating lease commitments (2005 - 2022)	4 862,1	4 355,8
US dollar exchange rates - period end	6,73	6,34
- average	6,21	6,84

Notes

1. Added to trading profit is R6,6 million in net realised and unrealised foreign exchange translation gains (2004: R19,9 million loss) and a translation gain on open forward exchange contracts at June 2005 of R23,3 million (2004: R11,3 million loss).
2. Exceptional items in the prior year comprise a profit on sale of buildings of R24,2 million in Masscash and a net R19,2 million loss on building due to destruction by fire in Masswarehouse. These items were previously included in trading profit.
3. These financial statements have been prepared in accordance with AC127 (Interim Financial Reporting), using accounting policies that are in line with South African Statements of Generally Accepted Accounting Practice and on a basis consistent with prior periods, except for the implementation of AC140 Business Combinations (note 4), the change in definition for segmental reporting for which the comparatives have been restated (note 5), and the reinterpretation of AC105- Leases for which comparatives have been restated (note 6).
4. AC140 was implemented in the current reporting period. In accordance with the statement goodwill is no longer amortised and comparatives have not been restated. All acquisitions since 31 March 2004 have been accounted for in line with AC140. An impairment loss of R72,4 million was recorded in Masstrade due to the reduced profitability of the Furnex business model.
5. For segmental reporting purposes, Masstrade has been included in the Masscash division. The Masstrade results are:

June 2005

	Sales	PBIT	PBT
Masstrade	3 201,0	21,3	13,8

Restated

June 2004

	Sales	PBIT	PBT
Masstrade	3 288,4	61,7	57,4

As previously reported

June 2004

	Sales	PBIT	PBT
Masstrade	3 288,4	61,4	57,1

6. Following the circular 7/2005 issued by SAICA on 2 August 2005, a clarification of the reinterpretation of AC105-Leases by South African companies, has resulted in a reduction to opening retained earnings in 2004 of R369 million and a decrease of R51 million and R54 million in headline earnings in 2004 and 2005 respectively. The 2004 income statement and balance sheet have been restated.
7. Due to Christmas trading, Massmart`s earnings are weighted towards the six months to December.
8. These results have been reviewed by auditors Deloitte & Touche and their unqualified review opinion is available for inspection at the registered office.

Directorate:

CS Seabrooke (Chairman), MJ Lamberti* (Chief Executive and Deputy Chairman), MD

Brand, ZL Combi, GRC Hayward*, JC Hodkinson**, P Langeni, IN Matthews, P Maw,
DNM Mokhobo, F Nothnagel*, G Pattison*, MJ Rubin * Executive ** United Kingdom
Massmart Holdings Limited
JSE code - MSM,
ISIN - ZAE000029534,
Company registration number: 1940/014066/06
Registered office:
Massmart House, 16 Peltier Drive, Sunninghill Ext 6, 2157,
Company secretary:
A Cimring,
Auditors:
Deloitte & Touche
For more information: www.massmart.co.za
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 25/08/2005 07:05:13 AM
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Massmart Holdings Limited - Director's dealing 30 Aug 2005

Massmart Holdings Limited - Notification of Director`s dealing in Massmart Holdings Limited securities

Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
(`Massmart` or `the company`)

Notification of Director`s dealing in Massmart Holdings Limited securities

In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a director of the company:

Director:	CS Seabrooke
Number of securities:	75,000
Class of security:	Ordinary Shares
Nature of interest:	Indirect beneficial / non-beneficial
Nature of transaction:	Purchase
Date:	29 August 2005
Price:	R49.476
Total value of transaction:	R3 710 700

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.

30 August 2005
Johannesburg

Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited

Date: 30/08/2005 03:56:15 PM
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Massmart - Director''s dealing **5 Sep 2005**

Massmart - Director`s dealing
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
(`Massmart` or `the company`)

Notification of Director`s dealing in Massmart Holdings Limited securities

In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a director of a subsidiary company:

Director:	Robert Barrell
Subsidiary Company:	Massdiscounters
Number of securities:	12,500
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Sale
Date:	2 September 2005
1. Nature of transaction:	Exercise of options
Price:	R12.25 per option
2. Nature of transaction:	Sale of shares
Price:	R48.0908 per share
Total transaction value:	R601,135.00
Shareholding:	The shares sold represent 11.84% of Mr Barrell`s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Barrell still holds 93,048 shares or options`.

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.

05 September 2005
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 05/09/2005 01:59:54 PM
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Massmart - Notification of Subsidiary Director"s d **7 Sep 2005**

Massmart - Notification of Subsidiary Director`s dealing
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
(`Massmart` or `the company`)
Notification of Subsidiary Director`s dealing in Massmart Holdings Limited securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a director of a subsidiary company:

Director:	Jay Currie
Subsidiary Company:	Massdiscounters
Number of securities:	25,000
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Sale
Date:	6 September 2005
1. Nature of transaction:	Exercise of options
Price:	R10.95 per option
2. Nature of transaction:	Sale of shares
Price:	R49.0020 per share
Total transaction value:	R1,225,050.00
Shareholding:	The shares sold represent 13.95% of Mr Currie`s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Currie still holds 154,140 shares or options

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
7 September 2005
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 07/09/2005 05:35:06 PM
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Massmart Holdings Limited - Results Of General Mee **22 Sep 2005**

Massmart Holdings Limited - Results Of General Meeting And Proposed Capital Raising

Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
Share code: MSM ISIN: ZAE000029534
(`Massmart` or `the Company`)

RESULTS OF GENERAL MEETING AND PROPOSED CAPITAL RAISING

Introduction

A circular, convening a general meeting of shareholders of the Company, was posted to all shareholders on 30 August 2005. The purpose of the circular was to obtain shareholder approval for the creation and issue of non-redeemable, cumulative, non-participating preference shares (`preference shares`). Massmart intends to issue sufficient preference shares, through a private placement, in order to raise R500 million of capital for the acquisition of Moresport (Proprietary) Limited (`Moresport`), which is subject to Competition Commission approval.

RESULTS OF GENERAL MEETING

The directors announce that, at the general meeting held on 21 September 2005, the special resolutions to:

* increase the authorised share capital of the Company by the creation of 20 000 000 preference shares; and
* amend the Company`s Articles of Association to incorporate the rights, privileges, restrictions and conditions attaching to the preference shares were passed by the requisite majorities.

The ordinary resolution to place the new authorised but unissued preference shares under the control of the directors was also passed by the requisite majority.

The special resolutions will shortly be lodged for registration with the Registrar of Companies.

CAPITAL RAISING

The Competition Commission is still considering Massmart`s proposed acquisition of Moresport. As a consequence, Massmart will delay the issue of any preference shares until such time as the Competition Tribunal gives its ruling on the proposed acquisition.

A further announcement will be made when more information is available.

Sandton
22 September 2005
Investment bank and joint sponsor
Standard Bank
Lead sponsor
Deutsche Securities
Corporate law advisers
Edward Nathan
Date: 22/09/2005 08:08:41 AM
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Massmart - Update on Moresport Acquisition 18 Oct 2005

Massmart - Update on Moresport Acquisition
Massmart Holdings Limited
("Massmart" or "the Company")
(Incorporated in the Republic of South Africa)
(Registration Number: 1940/014066/05)
Share code: MSM
ISIN: ZAE000029534
Update on Moresport Acquisition
Shareholders are reminded that on 26 April 2005 Massmart announced the acquisition of Moresport (Proprietary) Limited ("Moresport"), which was subject to the approval of the Competition Authorities ("the proposed acquisition").
On the 14 October 2005, the Competition Commission recommended to the Competition Tribunal that the proposed acquisition be prohibited.
The Competition Commission and Massmart will shortly be appearing before the Competition Tribunal. Following this appearance, the Competition Tribunal will issue its ruling on the proposed acquisition, which may or may not agree with the Competition Commission"s recommendation.
Further announcements will be made in due course.
Johannesburg
18 October 2005
Sponsor:
Deutsche Securities (SA) (Pty) Ltd
Date: 18/10/2005 08:59:57 AM Produced by the JSE SENS Department

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Massmart - No change statement and annual general **28 Oct 2005**

Massmart - No change statement and annual general meeting
MASSMART HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1940/014066/06)
Share Code: MSM
ISIN Code: ZAE000029534
("Massmart" or "the Company")
NO CHANGE STATEMENT AND ANNUAL GENERAL MEETING
Shareholders are advised that the Company"s annual financial statements for the year ended 30 June 2005 were today posted to shareholders and contain no modifications to the audited results, which were published on 25 August 2005. Deloitte and Touche audited the results and the annual financial statements of the Company and their unqualified report is available for inspection at the registered offices of the Company.
ANNUAL GENERAL MEETING
Notice is hereby given that the annual general meeting of the Company will be held at 08h30 on Wednesday, 23 November 2005, at the offices of the Company, to transact the business as stated in the notice of the annual general meeting.
Johannesburg
28 October 2005
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited
Date: 28/10/2005 10:57:05 AM Produced by the JSE SENS Department

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Massmart Holdings Limited - Annual Report - Tradin **31 Oct 2005**

Massmart Holdings Limited - Annual Report - Trading Update
MASSMART HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1940/014066/06)
Share Code: MSM
ISIN Code: ZAE000029534
("Massmart" or "the Company")
ANNUAL REPORT - TRADING UPDATE
Massmart"s Annual Report for the year to June 2005, released last week, included the following trading update for the 15 weeks to 9 October 2005:
"As predicated and announced, the decision to move away from higher risk, low margin sales in Shield and Furnex has significantly slowed sales growths in those businesses. To avoid distorting the interpretation of the Group"s sales growths, the trading updates now exclude sales for those Chains. On this basis, the eight-week sales report to 21 August 2005 excluding Shield and Furnex would have been: total sales growth 21.4%, sales before acquisitions grew 13.0% and comparable store sales grew 6.6%.
For the 15 weeks to 9 October 2005, total sales grew by 20.1%, sales before acquisitions grew 11.3% and comparable store sales grew 4.7%, with profit growth ahead of sales and prior year. Total sales growth, including Shield and Furnex, for this 15-week period was 15.5%."
Johannesburg
31 October 2005
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited
Date: 31/10/2005 02:39:14 PM Produced by the JSE SENS Department

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Massmart Holdings Limited - Directors dealing in s **17 Nov 2005**

Massmart Holdings Limited - Director"s dealing in securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")

Notification of Subsidiary Director"s dealing in Massmart Holdings Limited securities

In compliance with rule 3.63 to 3.74 of the JSE Listing Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a director of a subsidiary company:

Director: Gerhardus Lourens
Subsidiary Company: Makro
Number of securities: 31,125
Class of security: Ordinary
Nature of interest: Direct, beneficial
Nature of transaction: Sale
Date: 16 November 2005
a). Nature of transaction: Sale of shares
Price: R52.2675 per share
Total transaction value: R1,626,825.94
Shareholding: The shares sold represent 34.27% of Mr Lourens" Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Lourens still holds 59,693 shares or options

Director: Rob Masefield
Subsidiary Company: CBW
Number of securities: 10,000
Class of security: Ordinary
Nature of interest: Direct, beneficial
Nature of transaction: Sale
Date: 16 November 2005
a). Nature of transaction: Exercise of options
Price: R17.80 per option
b). Nature of transaction: Sale of shares
Price: R52.2675 per share
Total transaction value: R1522,675.00
Shareholding: The shares sold represent 11.68% of Mr Masefield"s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Masefield still holds 75,623 shares or options

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.

17 November 2005
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited

Date: 17/11/2005 04:57:11 PM Produced by the JSE SENS Department

Massmart Holdings Limited - Notification of Direct **18 Nov 2005**

Massmart Holdings Limited - Notification of Director"s dealing in Massmart Holdings Limited securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Director"s dealing in Massmart Holdings Limited securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a director of a subsidiary company:

Director:	Robert Barrell
Subsidiary Company:	Makro
Number of securities:	12,500
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Sale
Date:	17 November 2005
a). Nature of transaction:	Exercise of options
Price:	R12.25 per option
b). Nature of transaction:	Sale of shares
Price:	R52.5584 per share
Total transaction value:	R656,980.00
Shareholding:	The shares sold represent 13.43% of Mr Barrell"s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Barrell still holds 80,548 shares or options".

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.

Director :	Guy Hayward
Number of securities :	75,000
Class of security :	Ordinary
Nature of interest :	Direct, beneficial
Nature of transaction :	Exercise of options / sale of shares
Date :	17 November 2005
Nature of transaction:	Exercise of options
Price :	R 10.95 per option
ii) Nature of transaction:	Sale of shares
Price:	52.5584
Total transaction value:	R3,941,880.00
Shareholding :	The shares sold represent 7.30% of Mr Hayward"s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Hayward still holds 952,524 Massmart shares or options".

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
18 November 2005
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 18/11/2005 10:25:17 AM Produced by the JSE SENS Department

Massmart - Results of the AGM and statement by the Chief Executive Officer
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1940/014066/06)
Share Code: MSM & ISIN: ZAE000029534
("Massmart" or "the Company")

RESULTS OF THE ANNUAL GENERAL MEETING AND STATEMENT BY THE CHIEF EXECUTIVE OFFICER

Approval of resolutions

Shareholders are advised that at the Massmart Annual General Meeting held on Wednesday 23 November 2005, the requisite majority of shareholders passed all the ordinary resolutions and the two special resolutions, as set out in the notice of meeting dated 13 October 2005. The special resolutions will be lodged with CIPRO for registration.

Chief Executive Officer"s statement

The text of the statement made by the Chief Executive Officer, Mark Lamberti, at the Annual General Meeting follows:

"Environment

Thanks to the socio political transformation of our society and the exceptional macro economic management of the economy, South African retail has now basked in a glorious summer of consumer spending for over four years.

Year on year retail sales growth at constant 2000 prices as reported by Stats South Africa peaked in October 2004 at 12.2%. Growth averaged a robust 6.7% in the subsequent ten months to August 2005 albeit lower than the 9.1% recorded in the previous comparable period. Low interest rates have enhanced consumer"s propensity to incur debt and credit retailers have generally grown at a higher rate than their cash counterparts.

Overview

Within this trading environment I am pleased to report to shareholders on Massmart"s progress since our 2004 Annual General Meeting.

Your Group continues to sharpen its strategic focus and entrench its low expense ethos, by rationalising brands and management structures within the divisions, each of which occupies a leadership position in its segment and is achieving a sound growth of high quality, mainly cash sales in merchandise categories, which for the most part are still experiencing deflation. Group gross margins are benefiting from improved procurement, faster growth in our higher margin businesses and the avoidance of low margin, high risk business. Expenses and working capital are well controlled. New stores, not yet open for twelve months, are performing strongly. The acquisitions are performing ahead of expectations and integration plans are being implemented effectively ahead of schedule. This entire endeavour is being led by a competent, motivated executive team who are dedicated to the achievement of "Vision 2008", our three year plan to sustain the growth of profits and shareholder value.

All of the above is well described in the 2005 Annual Report, which documents new standards of performance, disclosure, governance and includes our progress on sustainability, a business philosophy to which we strongly subscribe.

Divisional Report

The following are the major developments in each of the divisions during the first half of the financial year:

Massdiscounters - Our discount general merchandise division has successfully launched its small town format in Machado and Shelley Beach, confirming the sales and profit potential of this new growth vector over the next three years. Africa beyond South Africa remains an important market and a new store will be opened in Nigeria (our 11th African country) in the next few weeks. The Dion branch in the Kollonade Centre has been refurbished and re-merchandised to test the viability of a more upscale offering from this chain. Comparable store growth in the division has been depressed by the weakness of foreign currencies exacerbated by the effect of applying IFRS to the translation of foreign stores, the discontinuation of certain high volume low margin products and the anticipated deflection of sales from old outlets in close proximity to new stores, which have enhanced our total market share and profitability. During

the first half of the current financial year 4 stores will be opened, increasing the Division"s trading space by 5.6%. Despite Massdiscounters average deflation of 3.3%, sound margin, expense and working capital management have ensured divisional profit growth well in excess of sales growth.

Massbuild - Our home improvement division continues to produce superior growth as existing and new Builders Warehouse stores enjoy ready acceptance by consumers, and the recent acquisitions (Federated Timbers, Servistar and Delarey) perform ahead of expectations. Plans for the rationalisation of brands and formats are being clarified and the new store growth potential of this division will be communicated to shareholders in the first quarter of 2006. During the first half of the current financial year 2 stores will be opened, increasing the Division"s trading space by 7.5%. With estimated inflation of 3% across all product categories, Massbuild is producing the highest margins in the Group as profits grow well ahead of sales growth.

Masswarehouse - The 12 store Makro warehouse chain continues to exert its leadership in productivity of space and people. With no new stores being opened in the current year (two were opened last year), the Division"s management is focussed on the generation of high quality sales and improved expense and working capital. With estimated inflation of 0.6% across all product categories Masswarehouse"s profitability to date is significantly ahead of last year.

Masscash - Profit growth in our cash and carry food wholesale business CBW, has been enhanced by the opening of 2 new stores, good volume growth from existing stores and average cost price inflation moving from -2% in the comparable period last year to 1% this year. A new management team and the refurbishment of the flagship store have repositioned the Jumbo chain for enhanced profitability in its competitive niche. Sales of the Shield and Furnex wholesale buying associations have regressed, but profits have increased off a low base as high risk low margin business was curtailed. To date Masscash has improved profits well ahead of sales growth

Acquisition of Moresport by Massmart

In the week commencing the 30 January 2006, the Competition Tribunal will hear the arguments of Massmart and those of the Competition Commission, which recommended that the purchase of Moresport by Massmart be prohibited. The Tribunal"s ruling is expected during the course of February 2006.

Conclusion

We believe that the growth of retail sales (more so credit sales) will decline gradually over the coming year particularly if the South African Reserve Bank raises interest rates.

With weighted deflation across the Group of 1.1%, sales for the 21 weeks to the 20th November grew 14.6%, sales before acquisitions grew 6.7% and comparable store sales grew 4.2%.

These growth rates are depressed by our decision to curtail high volume, low margin, high risk sales in Shield and Furnex. Excluding these companies, total sales grew 19.1%, sales before acquisitions grew 10% and comparable store sales grew 4.2%.

Within the current trading environment we are confident that consumers will continue to respond favourably to Massmart"s low price offering which is founded on a high volume, low expense, mainly cash business model. We anticipate half and full year profit growth in excess of both sales growth and the profit growth of last year."

The above information has not been reviewed or reported on by the Company"s auditors.

Johannesburg

23 November 2005

Sponsor: Deutsche Securities (SA) (Proprietary) Limited

Date: 23/11/2005 12:33:11 PM Produced by the JSE SENS Department

Massmart Holdings Limited - Notification Of Direct 24 Nov 2005

Massmart Holdings Limited - Notification Of Director"s Dealing In Massmart Holdings Limited Securities

Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")

Notification of Director"s dealing in Massmart Holdings Limited securities

In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a director of a subsidiary company:

Director:	Robin Wright
Subsidiary Company:	CBW
Number of securities:	75,000
Class of security:	Ordinary
Nature of interest:	Indirect, beneficial
Nature of transaction:	Sale
Date:	22 November 2005
a). Nature of transaction:	Sale of shares
Price:	R53.0368 per share
Total transaction value:	R3,977,759.00
Shareholding:	The shares sold represent 5.43% of Mr Wright" Massmart shareholding comprising direct and indirect purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Wright still holds 1,305,189 shares or options".

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.

24 November 2005
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited

Date: 24/11/2005 02:46:55 PM Produced by the JSE SENS Department

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Massmart Holdings Limited - Notification of Direct **30 Nov 2005**

Massmart Holdings Limited - Notification of Director"s dealing
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Director"s dealing in Massmart Holdings Limited securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a director of the company :

Director :	Guy Hayward
Number of securities :	50,000
Class of security :	Ordinary
Nature of interest :	Direct, beneficial
Nature of transaction :	Exercise of options / sale of shares
Date :	28 November 2005
Nature of transaction:	Exercise of options
Price :	R10.95 per option
ii) Nature of transaction:	Sale of shares
Price:	R50.9990
Total transaction value:	R2,549,950.00
Shareholding :	The shares sold represent 5.25% Mr Hayward"s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Hayward still holds 902,524 Massmart shares or options

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
30 November 2005
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 30/11/2005 12:39:28 PM Produced by the JSE SENS Department

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Massmart - Trading Update 10 Jan 2006

MSM
MSM
Massmart - Trading Update
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the Company")
TRADING UPDATE FOR THE 26 WEEKS TO 25 DECEMBER 2005

Improved sales growth across all divisions from mid-November increased Massmart"s total sales to R15,8 billion, a growth of 15,3% on 2004. Sales before acquisitions grew 7,8% and comparable store sales grew 5,2%. With overall sales inflation of zero, total volume growth of 15,3% was slightly ahead of merchandise plans.

Divisional sales growth was as follows:

- Massdiscounters (Game and Dion) grew 5,8% with deflation of 3,3%;
- Masswarehouse (Makro) grew 10,3% with zero inflation;
- Massbuild (Builders Warehouse, Federated Timbers, Servistar and De La Rey) grew 186,5% with inflation of 2,4%;
- Masscash wholesale cash & carry outlets (CBW and Jumbo) grew 10,4% with inflation of 1.8%; and
- Masscash buying associations (Shield and Furnex) sales (by definition, not included in comparable store sales) declined by 9,8% with zero inflation, depressed by the previously announced decision to curtail high volume, low margin, high risk sales.

Massmart"s interim results to December 2005 will be published on 23rd February 2006 reflecting headline earnings per share growth of between 20% and 30% when compared to the comparable period for the previous financial year.

The above information has not been reviewed or reported on by the Company"s Auditors.

10 January 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 10/01/2006 02:42:32 PM Produced by the JSE SENS Department

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Massmart Holdings Limited - Disposal of Furnex 6 Feb 2006

MSM
MSM
Massmart Holdings Limited - Disposal of Furnex
Massmart Holdings Limited
("Massmart" or "the company")
(Incorporated in the Republic of South Africa)
(Registration Number: 1940/014066/05)
Share code: MSM
ISIN: ZAE000029534
Disposal of Furnex
Subject to the approval of the Competition Authorities, which is expected before the beginning of June 2006, Massmart has agreed to sell its 100% shareholding in Furnex Stores (Pty) Limited ("Furnex"). The consideration, payable in cash, was at a premium to net asset value and included terms and conditions usual in a transaction of this nature.
Furnex, part of the Masscash division of Massmart, is a voluntary buying association serving independent furniture and appliance outlets in South Africa.
The reason for the disposal is that the ongoing success and roll-out of the smaller-format Game stores in South Africa"s regional and outlying towns meant that Game was increasingly competing with Furnex"s customers in those towns.
Following several approaches from interested parties wishing to acquire Furnex, Massmart agreed to enter into negotiations with the buyer that would provide the greatest degree of employment certainty for Furnex employees, as well as to serve the best interests of Furnex customers.
The disposal will not have a material effect on Massmart"s earnings or headline earnings per share, or on its financial position.
Johannesburg
06 February 2006
Sponsor:
Deutsche Securities (SA) (Pty) Ltd
Date: 06/02/2006 11:10:02 AM Produced by the JSE SENS Department

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MSM
MSM
Massmart - Reviewed consolidated results for the 26 weeks ended December 2005
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration Number: 1940/014066/05)
Share code: MSM
ISIN: ZAE000029534
("Massmart" or "the company")
Massmart - Dedicated to Value
Reviewed consolidated results for the 26 weeks ended December 2005
Massmart is a managed portfolio of 11 wholesale and retail chains, each focused on high volume, low margin, low cost distribution of mainly branded consumer goods for cash, in ten countries in sub-Saharan Africa. The Group is the third largest distributor of consumer goods in Africa, the leading retailer of general merchandise, liquor and home improvement equipment and supplies, and the leading wholesaler of basic foods.
Sales increase 14% to R15 916 million
Trading profit increases 35% to R777 million
Headline earnings increase 28% to R515 million
Headline earnings before acquisitions increase 20% to R481 million
Headline EPS increases 28% to 258,2 cents
Cash flow from operations increases 40% to R1 621 million
Distribution to shareholders increases 17% to 130 cents per share
Overview
We are pleased to report record first-half sales, profits, cash flow and profitability. This is Massmart"s 34th consecutive half-year of real sales growth and our 15th consecutive half-year of headline earnings per share growth. Notwithstanding a favourable consumer economy, this result is particularly gratifying for a predominantly cash retailer and wholesaler, operating in a deflationary environment.
The highlights of the half-year were:
* Record first-half sales of R15,9 billion, 6,4% of which was from 19 foreign stores.
* Given estimated average inflation of zero, real comparable store sales grew 5,2% and real sales before acquisitions grew 7,8%.
* Consumer credit sales comprised 2,6% of Group sales.
* Trading profit before tax grew almost three times faster than sales to R801 million, 82% of the full-year trading profit to June 2005.
* Pre- and post-interest operating profit margins increased to 4,9% and 5,0% respectively.
* Cash flow from operations rose 40% to exceed R1,6 billion.
* Rolling 12-month return on equity increased from 41,8% to 43,9%.
* The store network was increased to 222 (882 205 m2) with the opening of eight new stores and the acquisition of one store with combined estimated annual sales of over R1 billion.
Environment
Over four years ago we were among the first commentators to recognise the structural change in the South African consumer economy, which resulted from increasing middle and upper income Black consumer expenditure. In December last year, the South African Advertising and Research Foundation released their 2005 All Market and Product Statistics (AMPS), which attempted to quantify this with some accuracy, reporting that Black consumers in middle and upper Lifestyle Measurement Categories (i.e. LSM 7 - 9) increased by 704 000 or 60% between 2001 and 2005 with a 421 000 or 29% growth between 2004 and 2005. Seen from a different perspective, from 2004 to 2005, 439 000 more Black consumers moved into the R7 000 to R12 000 per month household income category.
Massmart has been a beneficiary of this transformation of the South African consumer economy, the growth of which has been further enhanced by low inflation, low interest rates and a strong rand. These factors have resulted in a sustained period of consumer confidence - which reached its 2005 high in the

last quarter - and in a high but gradually declining growth of retail sales.
Performance
This half-year result demonstrates Massmart"s unique strategic positioning, its structural focus and the efficacy of its business model.
Massmart"s sales growth continues to be affected by the policy announced in February 2005, to curtail sales of low return business of high risk.
Acquisitions, comprising Federated Timbers, De La Rey, Servistar, Cell Shack and a cash and carry outlet, contributed sales of R1 038 million. Comparable store growth of 5,2% was depressed by deflation in general merchandise and the impact of the stronger rand on foreign sales. General merchandise, including home improvement, grew 22,5% and food and liquor 8,7%. Massmart"s estimated average inflation of zero on selling prices was the weighted average of 2,0% deflation in general merchandise, including home improvement, inflation of 1,4% in food and 7,2% in liquor.
Industry statistics and the reported sales of competitors indicate that Massmart gained market share, particularly in appliances, home improvements and liquor, which each grew well ahead of the Group"s sales growth.
Despite a R16,8 million negative effect of foreign exchange movements, trading profit before acquisitions grew 25,8% to R726,1 million. Headline earnings per share before acquisitions grew 20% to 241 cents per share.
Operational review

	6 months ended December 2005 (Reviewed)	6 months ended December 2004 Restated for IFRS (Reviewed)
Rm		
Sales	15 915,8	13 944,1
Massdiscounters	4 196,1	3 965,6
Masswarehouse (note 10)	4 057,2	3 814,6
Massbuild (note 10)	1 934,7	675,3
Masscash	5 727,8	5 488,6
Trading profit before interest and tax	777,1	574,9
As a % of sales	4,9	4,1
Massdiscounters	351,9	299,8
Masswarehouse (note 10)	167,6	107,5
Massbuild (note 10)	146,2	73,2
Masscash	111,4	94,4
Trading profit before tax*	800,9	577,3
As a % of sales	5,0	4,1
Massdiscounters	360,1	297,6
Masswarehouse (note 10)	178,4	110,9
Massbuild (note 10)	147,5	74,7
Masscash	114,9	94,1

Rm	% change	Year ended June 2005 Restated for IFRS (Reviewed)
Sales	14,1	26 673,8
Massdiscounters	5,8	7 396,6
Masswarehouse (note 10)	6,4	7 178,8
Massbuild (note 10)	186,5	1 509,5
Masscash	4,4	10 588,9
Trading profit before interest and tax	35,2	998,1
As a % of sales		3,7
Massdiscounters	17,4	484,0
Masswarehouse (note 10)	55,9	173,6

Massbuild (note 10)	99,7	144,4
Masscash	18,0	196,1
Trading profit before tax*	38,7	976,1
As a % of sales		3,7
Massdiscounters	21,0	465,8
Masswarehouse (note 10)	60,9	181,3
Massbuild (note 10)	97,5	145,5
Masscash	22,1	183,5

* Trading profit before tax is after net chain interest income but before corporate interest paid of R42,1 million (2004: R9,4 million) and goodwill impairment.

Massdiscounters - comprises retail general merchandise discounters Game (65 stores), which trades in South Africa, Namibia, Botswana, Zambia, Uganda, Mozambique, Mauritius, and Nigeria, and Dion (11 stores), which trades in the Gauteng province of South Africa. Divisional comparable store sales growth was flat as a result of estimated deflation of 3,3%.

Despite a R13,8 million negative impact of foreign exchange movements, excellent expense and working capital control enabled the division to grow trading profits well ahead of sales growth. In the core categories of appliances, home electronics and computers, sales growths substantially exceeded those reported by competitors. With estimated annual sales of R300 million, four new Game stores (including one in Nigeria and three new small format 2 800 m2 stores), were opened during the period, adding 14 000 m2 to the division. The performance and early profitability of the new format Game outlets is encouraging, prompting their aggressive expansion into smaller peri-urban and rural catchment areas. With a trading profit before tax return on sales of 8,6%, the division exceeded its medium-term full-year target of 7% and its international benchmark of 7,4%.

Masswarehouse - comprises the 14-store Makro warehouse club trading in food, general merchandise and liquor in South Africa and Zimbabwe. Divisional comparable store sales grew 5,9% with estimated inflation of zero.

Innovative merchandising and new cardholder recruitment, underpinned by excellent inventory and expense management, resulted in trading profit before tax growth 60% up on the previous year, which was depressed by costs associated with the opening of two new stores, both of which are performing ahead of expectations. New accounting standards required the inclusion of the two Zimbabwean outlets which had been deconsolidated in 2001 following restraints on the repatriation of dividends and management fees. This inclusion, which is not material to the division"s result, required the application of hyperinflationary accounting standards. The Masswarehouse trading profit before tax return on sales of 4,4% compares favourably with its medium-term full-year target of 4% and its international benchmark of 5%.

Massbuild - comprises 64 outlets, trading in DIY, home improvement and builders hardware, under the Builders Warehouse, Federated Timbers, Servistar and De La Rey brands in the major metropolitan areas of South Africa. Divisional comparable store sales grew 17,4% with estimated inflation of 2,4%.

The buoyant domestic property market and the consequent propensity of homeowners to invest in construction and refurbishment provided a firm foundation for Massmart"s foray into the home improvement market. The defining characteristics of the companies comprising this division are their target market, product categories and business model and they have accordingly been grouped into a single new division. Massbuild"s strategic imperative is the growth of and extraction of value from these companies through aggressive new store development and the rationalisation of structures, systems, processes and brands, without the loss of operating focus, customer loyalty and brand equity which they traditionally enjoyed. The inclusion of Federated Timbers, Servistar and De La Rey and the opening of one new Builders Warehouse outlet enabled the division to register the highest levels of sales growth, comparable sales growth and profit growth in the Group. Massbuild"s trading profit before tax return on sales of 7,6% reflects pleasing progress towards its medium-term full-year target of 8% and its international benchmark of 10%.

Masscash - comprises 60 CBW and eight Jumbo wholesale cash and carry outlets trading in South Africa, Lesotho, Namibia, and Botswana, and voluntary buying organisations Shield (serving 818 independent food outlets) and Furnex (serving

898 independent furniture and appliance outlets). Divisional comparable store sales increased by 7,7% with inflation of 1,8% and member sales decreased by 12,0% with estimated inflation of zero.

With a slight increase in inflation and an improvement of sentiment in the wholesale commodity food market, CBW produced an excellent result with profit growth almost twice that of its double-digit sales growth. Jumbo produced a satisfactory result given the investment in store development, professional management structures and information technology necessary for the repositioning of the chain.

The focus in Shield and Furnex remained on the preservation of assets and the implementation of the processes and controls necessary to mitigate risk. This approach continued to result in an improvement in the state of the debtors book and a substantial decline in sales in Furnex. Given the potential conflict of the roll-out of smaller Game stores with the customers of Furnex, the latter has been disposed of with effect from 1 March 2006, subject to the approval of the Competition authorities.

Masscash"s trading profit before tax return on sales of 2,0% compares with its medium-term full-year target and its international benchmark of 3%.

Strategic overview and progress

The management of Massmart remains devoted to the strategy which has ensured the Group"s progress for 18 years: aggressive organic and acquisitive growth; value-adding collaboration between focused trading entities; and incentivisation for alignment.

Medium-term performance is guided by our "Vision for Growth", a rolling three-year internal financial target resulting from implementation of the above strategies, given effect through specific plans and objectives for: continued real sales growth from existing outlets; expansion into new categories and formats; new outlets; the relocation, enlargement and refurbishment of selected outlets, selected acquisitions that conform to Massmart"s strategic and financial criteria and continued net margin growth. These activities will be underpinned by the imperative to reduce operating expenses, leverage management capabilities and facilitate shareholder understanding, by simplifying the structures and processes of the Group.

The "Vision for Growth 2008" announced last August called for a number of strategic, structural and operational performance improvements, as well as the opening of 35 new stores, which would generate estimated sales of R3,2 billion by June 2008. Excellent progress towards this objective was made during the reporting period with eight new stores opened and one acquired with combined estimated sales of R1,2 billion by 2008.

Shareholders" insight into the strategy, portfolio and performance of Massmart will be enhanced by the new four division structure, which was implemented on 1 July 2005 and is presented here for the first time.

Acquisitions

In October 2005, the Competition Commission recommended the prohibition of Massmart"s acquisition of 84,1% of Moresport for R403,8 million, first announced on 26 April 2005. Massmart and the Competition Commission are currently placing their cases before the Competition Tribunal, which is expected to deliver a ruling before the end of March 2006. A decision on the previously announced capital raising by way of a R500 million preference share issue, will be held in abeyance until the conclusion of any and all regulatory processes related to this transaction.

Massmart"s people

In its essence, retail is about dedicated people anticipating and serving the needs of others. Because each of us is unique and changing, this is a difficult task with an elusive formula. Although pursuit of the balance between the art and science of retailing can be a stimulating lifelong task, the hours are long and the work oftentimes arduous and intense.

We thank each of the 23 000 Massmart colleagues for their contribution to this result and particularly for their efforts over the holiday season.

Prospects

The shift late last year towards a more benign outlook on inflation and interest rates, and the recent announcement of a budget that will benefit both the housing market and middle to lower income consumers, augurs well for Massmart.

These factors will sustain the general growth of retail sales, albeit at a slightly lower rate. More specifically, they will benefit Massbuild, our home improvement division, and Masscash, our commodity food business, which wholesales to traders who retail commodity food to our poorest citizens. The latter will be direct beneficiaries of the government"s R70 billion social security grants and the skills development and job creation initiatives aimed at reducing unemployment.

We are confident that in the year to June 2006, Massmart will produce earnings per share growth ahead of sales growth and last year"s growth. The full year"s earnings growth may however be lower than that of the first half.

For the 34 weeks to 19 February 2006, total sales grew 15,0%, sales before acquisitions grew 7,5% and comparable store sales grew 4,7%, with profit growth significantly ahead of sales growth and last year. As reported historically, these sales growths exclude Makro Zimbabwe.

Distribution and dividend policy

Massmart"s dividend policy is to declare and pay an interim and final dividend representing a two times dividend cover unless circumstances dictate otherwise. Notice is hereby given that an interim dividend of 130 cents per share in respect of the period ended 25 December 2005 has been declared payable to the holders of ordinary shares recorded in the books of the company on Friday, 17 March 2006. The last day to trade cum-dividend will therefore be Friday, 10 March 2006 and Massmart shares will trade ex-dividend from Monday, 13 March 2006. Payment of the dividend will be made on Monday, 20 March 2006. Share certificates may not be dematerialised or rematerialised between Monday, 13 March 2006 and Friday, 17 March 2006, both days inclusive.

On behalf of the Board

Mark J Lamberti	Guy Hayward
Deputy Chairman and Chief Executive Officer	Chief Financial Officer

22 February 2006

INCOME STATEMENT

Rm	6 months ended December 2005 Restated (Reviewed)	6 months ended December 2004 Restated for IFRS (Reviewed)	% change	Year ended June 2005 Restated for IFRS (Reviewed)
Sales	15 915,8	13 944,1	14,1	26 673,8
Cost of sales	(13 515,3)	(11 940,9)	13,2	(23 012,5)
Gross profit	2 400,5	2 003,2	19,8	3 661,3
Expenses	(1 623,4)	(1 428,3)	13,7	(2 663,2)
Trading profit before interest and tax	777,1	574,9	35,2	998,1
Goodwill impairment	-	(46,3)		(72,4)
Net interest paid	(18,3)	(7,0)	161,4	(22,0)
Profit before tax	758,8	521,6	45,5	903,7
Taxation	(233,6)	(164,0)	42,4	(308,7)
Net profit for the period	525,2	357,6	46,9	595,0
Attributable to:				
Minority interest	10,1	1,8		2,4
Equity holders of the parent	515,1	355,8	44,8	592,6
	525,2	357,6		595,0
Reconciliation of net profit for the period to headline earnings				
Net profit for the period attributable to equity holders of the parent	515,1	355,8		592,6
Goodwill impairment	-	46,3		72,4
(Profit)/loss on sale of fixed assets	(0,6)	0,5		(0,6)

Headline earnings	514,5	402,6	27,8	664,4
Basic EPS (cents)	258,5	179,0	44,4	297,8
Diluted basic EPS (cents)	250,0	172,8	44,7	287,6
Distribution/dividend (cents):				
- Interim	130,0	111,0	17,1	111,0
- Final	-	-		72,0
Headline EPS (cents)	258,2	202,5	27,5	333,9
Diluted headline EPS (cents)	249,8	195,5	27,8	322,4

BALANCE SHEET

Rm	December 2005 (Reviewed)	December 2004 Restated for IFRS (Reviewed)	% change	June 2005 Restated for IFRS (Reviewed)
Assets				
Non-current assets	2 865,7	2 025,5		2 733,3
Property, plant and equipment	875,1	691,3	26,6	802,6
Goodwill and other intangible assets	1 267,3	708,2		1 261,4
Investments and loans	316,9	239,0		275,1
Deferred tax	406,4	387,0		394,2
Current assets	7 861,6	6 906,2		5 370,0
Inventories	3 573,2	3 283,5	8,8	2 677,0
Accounts receivable and prepayments	2 294,5	2 108,3		1 851,1
Cash and bank balances	1 993,9	1 514,4		841,9
Total	10 727,3	8 931,7		8 103,3
Equity and liabilities				
Total equity	1 986,1	1 607,3		1 648,2
Equity attributable to equity holders of the parent	1 938,6	1 599,1	21,2	1 610,5
Minority interest	47,5	8,2		37,7
Non-current liabilities	1 158,4	759,3		744,5
Long-term liabilities - interest-bearing	548,0	166,5		140,0
Other long-term liabilities and provisions	507,0	493,9		504,4
Deferred tax	103,4	98,9		100,1
Current liabilities	7 582,8	6 565,1		5 710,6
Accounts payable and accruals	7 321,0	6 435,4	13,8	5 176,8
Bank overdraft and short-term borrowings	261,8	129,7		533,8
Total	10 727,3	8 931,7		8 103,3

RECONCILIATION OF PREVIOUS SA GAAP TO IFRS

Rm	6 months ended December 2004 (Reviewed)	Year ended June 2005 (Reviewed)
	Net profit for the period	
As previously reported	396,6	606,8
SA GAAP adjustments	(21,6)	-
IAS 17 Leases (note 2)	(21,6)	-
IFRS adjustments	(19,2)	(14,2)
IFRS 2 Share-based Payment (note 3)	(7,7)	(17,0)

IAS 21 The Effects of Changes in Foreign Exchange Rates (note 4)	(10,4)	1,4
IAS 27 Consolidated and Separate Financial Statements (note 5)	(1,1)	1,4
	355,8	592,6

Year 6 months Year

	ended June 2004	ended December 2004	ended June 2005
(Reviewed) (Reviewed) (Reviewed)			
Rm	Equity attributable to equity holders of the parent		
As previously reported	1 429,8	2 047,9	1 616,2
SA GAAP adjustments	-	(441,9)	-
IAS 17 Leases (note 2)	-	(441,9)	-
IFRS adjustments	(3,4)	(6,9)	(5,7)
IFRS 2 Share-based Payment (note 3)	-	-	-
IAS 21 The Effects of Changes in Foreign Exchange Rates (note 4)	(10,5)	(12,8)	(9,5)
IAS 27 Consolidated and Separate Financial Statements (note 5)	7,1	5,9	3,8
1 426,4 1 599,1 1 610,5			

CASH FLOW STATEMENT

	6 months ended	6 months ended	Year ended
December December June 2005			
	2005	2004 Restated for IFRS	Restated for IFRS
Rm	(Reviewed)	(Reviewed)	(Reviewed)
Cash inflow from trading	881,7	664,7	1 154,1
Working capital movement	739,5	490,2	92,9
Cash flow from operations	1 621,2	1 154,9	1 247,0
Taxation paid	(213,4)	(137,7)	(337,6)
Net interest paid	(18,2)	(6,2)	(22,0)
Investment income	45,5	10,4	35,2
Dividends paid and share premium distribution	(143,8)	(195,2)	(416,4)
Net replacement of fixed assets	(72,4)	(129,0)	(256,0)
Investment in fixed assets	(113,5)	(150,1)	(157,6)
Businesses acquired	-	(77,2)	(685,0)
Other investing activities	(95,8)	(44,3)	(11,8)
Net financing activities	465,3	15,0	(22,6)
Foreign exchange losses taken to statement of changes in equity	(5,3)	(4,1)	5,4
Opening cash and cash equivalents	404,8	1 026,2	1 026,2
Closing cash and cash equivalents	1 874,4	1 462,7	404,8

STATEMENT OF CHANGES IN EQUITY

Balance as previously reported	1 616,2	1 429,8	1 429,8
IFRS adjustments (Refer to IFRS reconciliation)	(5,7)	(3,4)	(3,4)
Restated opening balance	1 610,5	1 426,4	1 426,4
Exchange differences	(4,5)	6,7	(0,5)
Dividends paid and share premium distribution	(143,8)	(195,2)	(416,4)
Net profit for the period	515,1	355,8	592,6
Shares issued/converted	1,1	-	18,8
Net movement of treasury shares	-	29,4	29,5
Share trust transactions	(39,8)	(24,0)	(39,9)
Equity attributable to equity holders of the parent	1 938,6	1 599,1	1 610,5
Minority interest	47,5	8,2	37,7
Total	1 986,1	1 607,3	1 648,2

ADDITIONAL INFORMATION

Net asset value per share (cents)	970,6	802,8	806,7
Ordinary shares (000s):			
- In issue	199 741	199 191	199 641
- Weighted-average	199 293	198 803	199 010
- Diluted weighted-average	206 006	205 898	206 060
Trading profit before items below:	878,5	645,9	1 156,6
- Depreciation	(101,4)	(71,1)	(158,5)
Trading profit before interest and tax	777,1	574,8	998,1
Capital expenditure			
- Authorised and committed	21,9	26,1	114,6
- Authorised not committed	225,1	154,7	230,5
Acquisition commitment (pending Moresport acquisition)	480,0	-	480,0
Contingent liabilities	-	-	1,5
Operating lease commitments (2006 - 2022)	4 472,9	4 204,9	4 862,1
US dollar exchange rates - period end	6,37	5,66	6,73
- average	6,55	6,19	6,21

Notes

1. The Group adopted International Financial Reporting Standards (IFRS) from 1 July 2005. Comparative results have been restated.
2. The results for December 2004 have been restated following the circular 7/2005 issued by SAICA on 2 August 2005, a clarification of the reinterpretation of IAS 17 (Leases) for South African companies. This reinterpretation was taken into account in compiling the June 2005 results.
3. In accordance with IFRS 2 (Share-based Payment), the Group has recognised an expense in the income statement for share options granted to employees, with a corresponding credit to equity, representing the fair value of outstanding employee share options. The fair value at grant date is charged to profit or loss over the relevant vesting periods, adjusted to reflect actual and expected vesting levels. Fair value is determined using the Binomial model. The IFRS 1 (First-time Adoption of International Financial Reporting Standards) exemption was elected, resulting in the inclusion of equity instruments granted after 7 November 2002 that vested after 1 January 2005 in the valuation.
4. IAS 21 (The Effects of Changes in Foreign Exchange Rates) introduced the concept of "functional currency". This change primarily affected the accounting for the African subsidiaries of Massdiscounters, where there was a reclassification of certain foreign exchange gains and losses from the income statement to the foreign currency translation reserve (FCTR) in the balance sheet. The IFRS 1 exemption was elected, which had the effect of eliminating the FCTR on the date of transition (1 July 2004).
5. IAS 27 (Consolidated and Separate Financial Statements) eliminated the option of temporary control, where the entity was operating under severe long-term restrictions that significantly impaired its ability to transfer funds to the parent. As a result, Makro Zimbabwe has been consolidated retrospectively. All these companies operate in a hyperinflationary environment, and thus the principles of IAS 29 (Financial Reporting in Hyperinflationary Economics) have been applied. The financial impact on net profit attributable to equity holders of the parent for December 2005 is a profit of R0,4 million.
6. IAS 16 (Property, Plant and Equipment) requires the reassessment of an asset"s useful life and residual value at each balance sheet date. Applying this standard retrospectively has had no material adjustment on the Group"s results.
7. These financial statements have been prepared in accordance with IAS 34 (Interim Financial Reporting), using accounting policies that are in line with IFRS and consistently applied to prior periods, except for the change in definition for segmental reporting for which the comparatives have been restated. Refer to note 10.
8. The net realised and unrealised foreign exchange translation losses deducted from trading profit amounted to R16,8 million (2004: R27,8 million). Included in exchange differences in the statement of changes in equity is a R6,8 million

unrealised loss on open forward exchange contracts which have been designated as effective cash flow hedges.

9. The operating lease smoothing adjustment expensed in the period was R10,2 million after tax (2004: R21,5 million).

10. For segmental reporting purposes, Massbuild, comprising Builders Warehouse, Federated Timbers, De La Rey and Servistar, has been excluded from the Masswarehouse division. The Masswarehouse results on the previous basis of reporting, would have been:

	Sales	PBIT	PBT
Dec 2005			
Masswarehouse	5 991,9	313,8	325,9
Dec 2004			
Masswarehouse	4 489,9	180,7	185,6
June 2005			
Masswarehouse	8 688,3	318,0	326,8

11. Furnex (a division of Masscash) has been sold since balance sheet date. The effective date of sale will be 1 March 2006. The financial impact of the sale, which is not material, will be accounted for in the second half of the financial year, in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations).

12. Due to Christmas trading, Massmart"s earnings are weighted towards the six months to December.

These results have been reviewed by auditors Deloitte & Touche and their unqualified review opinion is available for inspection at the registered office.

Directorate: CS Seabrooke (Chairman), MJ Lamberti* (Chief Executive and Deputy Chairman), MD Brand, ZL Combi, GRC Hayward*, JC Hodkinson**, P Langeni, IN Matthews, P Maw, DNM Mokhobo, S Nothnagel*, GM Pattison*, MJ Rubin * Executive ** United Kingdom

Registered office:
Massmart House, 16 Peltier Drive, Sunninghill Extension 6, 2191,
Company secretary: A Cimring,
Auditors: Deloitte & Touche
For more information: www.massmart.co.za
Date: 23/02/2006 07:00:21 AM Produced by the JSE SENS Department

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Massmart Holdings Limited - Notification of Subsid **28 Feb 2006**

MSM
MSM
Massmart Holdings Limited - Notification of Subsidiary Director"s dealing in Massmart securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Subsidiary Director"s dealing in Massmart securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by a director of a subsidiary company:

Director: Jay Currie
Subsidiary Company: Massdiscounters
Number of securities: 29,108
Class of security: Ordinary
Nature of interest: Direct, beneficial
Nature of transaction: Sale
Date: 27 February 2006
1. Nature of transaction: Exercise of options
Number of securities: 4,108
Price: R18.98 per option
2. Nature of transaction: Exercise of options
Number of securities: 25,000
Price: R12.03 per option
3. Nature of transaction: Sale of shares
Price: R67.7481 per share
Total transaction value: R1,797,363.69
Shareholding: The shares sold represent 18.88% of Mr Currie"s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Currie still holds 125,032 shares or options".

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
28 February 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 28/02/2006 04:57:36 PM Produced by the JSE SENS Department

Massmart Holdings Limited - Notification of Subsid **28 Feb 2006**

MSM
MSM
Massmart Holdings Limited - Notification of Subsidiary Director"s dealing in Massmart securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Subsidiary Director"s dealing in Massmart securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by a director of a subsidiary company:

Director:	Jay Currie
Subsidiary Company:	Massdiscounters
Number of securities:	29,108
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Sale
Date:	27 February 2006
1. Nature of transaction:	Exercise of options
Number of securities:	4,108
Price:	R18.98 per option
2. Nature of transaction:	Exercise of options
Number of securities:	25,000
Price:	R12.03 per option
3. Nature of transaction:	Sale of shares
Price:	R67.7481 per share
Total transaction value:	R1,797,363.69
Shareholding:	The shares sold represent 18.88% of Mr Currie"s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Currie still holds 125,032 shares or options".

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
28 February 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 28/02/2006 04:57:36 PM Produced by the JSE SENS Department

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Massmart - Directors dealings **2 Mar 2006**

MSM
MSM
Massmart - Directors" dealings
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Subsidiary Director"s dealing in Massmart securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by a director of a subsidiary company:

Director:	Stephanus Nothnagel
Subsidiary Company:	Massdiscounters
Number of securities:	74,552
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Sale
Date:	28 February 2006
1. Nature of transaction:	Exercise of options
Price:	R17.82 per option
2. Nature of transaction:	Sale of shares
Price:	R60.7829 per share
Total transaction value:	4,531,486.76
Shareholding:	The shares sold represent 9.10% of Mr Nothnagel"s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Nothnagel still holds 744,688 shares or options

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
2 March 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 02/03/2006 02:14:27 PM Produced by the JSE SENS Department

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Massmart Holdings Limited - Notification of Direct **7 Mar 2006**

MSM
MSM
Massmart Holdings Limited - Notification of Director"s dealing in Massmart Holdings Limited securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Director"s dealing in Massmart Holdings Limited securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a director of the company:

Director :	Mr MJ Lamberti
Number of securities :	944,812
Class of security :	Ordinary
Nature of interest :	Indirect and non-beneficial
Nature of transaction :	Sale of shares
Permission to deal :	Obtained
Date :	3 March and 6 March 2006
Nature of transaction:	Sale
Average price :	R61.03 per share
Total transaction value:	R57,661,876.36
Shareholding :	Sale of a portion of Mr Lamberti"s holdings originally acquired by him through the market and representing 14.3% of his holdings in Massmart. The sale is part of a portfolio rebalancing over the next sixteen (16) months before his retirement as CEO at 30 June 2007.

7 March 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 07/03/2006 12:34:06 PM Produced by the JSE SENS Department

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Massmart - Directors dealing in Massmart Holdings **9 Mar 2006**

MSM
MSM
Massmart - Director"s dealing in Massmart Holdings Limited securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Director"s dealing in Massmart Holdings Limited securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a director of the company:

Director:	Mr MJ Lamberti
Number of securities:	607,680
Class of security:	Ordinary
Nature of interest:	Indirect and non-beneficial
Nature of transaction:	Sale of shares
Permission to deal:	Obtained
Nature of transaction:	Sale
Average price:	R60.38 per share
Total transaction value:	R36,690,982.10
	7 March 2006
	No. of Shares: 353,093
	Average Price: R60.6376
8 March 2006	
	No. of Shares: 250,000
	Average Price: R60.0202
	9 March 2006
No. of Shares: 4,587	
	Average Price: R60.0000
Shareholding:	Sale of a portion of Mr Lamberti"s holdings originally acquired by him through the market. The sale, which is part of a portfolio rebalancing over the next sixteen (16) months before his retirement as CEO, reduces his holding in the company to 5,034,534 share, none of which are options.

9 March 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 09/03/2006 04:50:03 PM Produced by the JSE SENS Department

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Massmart - Notification of Subsidiary Directors de **15 Mar 2006**

MSM
MSM
Massmart - Notification of Subsidiary Director"s dealing in Massmart securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Subsidiary Director"s dealing in Massmart securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by a director of a subsidiary company:

Director:	Robin Wright
Subsidiary Company:	CBW
Number of securities:	103,611
Class of security:	Ordinary
Nature of interest:	Indirect, beneficial
Nature of transaction:	Sale
Date:	13 March 2006
1. Nature of transaction:	Sale of shares
Price:	R59.1524 per share
Total transaction value:	R6,128,839.32
Shareholding:	The shares sold represent 7.94% of Mr Wright"s Massmart shareholding, a portion of which he originally acquired through the market. After the abovementioned sale, Mr Wright still holds 1,201,578 Massmart shares or options".

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
15 March 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 15/03/2006 08:44:12 AM Produced by the JSE SENS Department

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MSM
MSM
Massmart Holdings Limited - Notification of Subsidiary Director"s dealing in Massmart securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Subsidiary Director"s dealing in Massmart securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by a director of a subsidiary company:

Director:	Robin Wright
Subsidiary Company:	CBW
Number of securities:	10,000
Class of security:	Ordinary
Nature of interest:	Indirect, beneficial
Nature of transaction:	Sale
Date:	14 March 2006
1. Nature of transaction:	Sale of shares
Price:	R59.10 per share
Total transaction value:	R591,000.00
Shareholding:	The shares sold represent 0.83% of Mr Wright"s Massmart shareholding, a portion of which he originally acquired through the market. After the abovementioned sale, Mr Wright still holds 1,191,578 Massmart shares or options".

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
15 March 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 15/03/2006 10:48:41 AM Produced by the JSE SENS Department

Massmart Holdings Limited - Notification Of Subsid 16 Mar 2006

MSM
MSM
Massmart Holdings Limited - Notification Of Subsidiary Director"s Dealing In Massmart Securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM) & ISIN: (ZAE000029534)
("Massmart" or "the company")
Notification of Subsidiary Director"s dealing in Massmart securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by a director of a subsidiary company:

Director:	Robin Wright
Subsidiary Company:	CBW
Number of securities:	103,611
Class of security:	Ordinary
Nature of interest:	Indirect, beneficial
Nature of transaction:	Sale
Date:	13 March 2006
1. Nature of transaction:	Sale of shares
Price:	R59.1524 per share
Total transaction value:	R6,128,839.32
Shareholding:	The shares sold represent 7.94% of Mr Wright"s Massmart shareholding, a portion of which he originally acquired through the market. After the abovementioned sale, Mr Wright still holds 1,201,578 Massmart shares or options".

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
15 March 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 16/03/2006 11:05:24 AM Produced by the JSE SENS Department

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Massmart - Notification of Subsidiary Directors de **17 Mar 2006**

MSM
MSM
Massmart - Notification of Subsidiary Director"s dealing in Massmart securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Subsidiary Director"s dealing in Massmart securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by a director of a subsidiary company:

Director:	Robin Wright
Subsidiary Company:	CBW
Number of securities:	39,994
Class of security:	Ordinary
Nature of interest:	Indirect, beneficial
Nature of transaction:	Sale
Date:	16 March 2006
Nature of transaction:	Sale of shares
Price:	R59.6549 per share
Total transaction value:	R2,385,838.07

Shareholding: The shares sold represent 3.58% of Mr Wright"s Massmart shareholding, a portion of which he originally acquired through the market. After the abovementioned sale, Mr Wright still holds 1,076,984 Massmart shares or options".
The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
17 March 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 17/03/2006 12:00:03 PM Produced by the JSE SENS Department

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Massmart Holdings Limited - Notification of Subsid **22 Mar 2006**

MSM
MSM
Massmart Holdings Limited - Notification of Subsidiary Director"s dealing in Massmart securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Subsidiary Director"s dealing in Massmart securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by a director of a subsidiary company:

Director:	Gareth Owens
Subsidiary Company:	Builders Warehouse
Number of securities:	88,602
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Sale
Date:	20 March 2006
1. Nature of transaction:	Sale of shares
Price:	R60.0231 per share
Total transaction value:	R5,318,166.71

Shareholding: The shares sold represent 9,91% of Mr Owens" Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Owens still holds 805,709 shares or options".
The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
22 March 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 22/03/2006 05:31:20 PM Produced by the JSE SENS Department

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Massmart - Subsidiary Directors dealing in Massmar 23 Mar 2006

MSM
MSM
Massmart - Subsidiary Director"s dealing in Massmart securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Subsidiary Director"s dealing in Massmart securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by a director of a subsidiary company:

Director:	Gareth Owens
Subsidiary Company:	Builders Warehouse
Number of securities:	245,645
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Sale
Date:	22 March 2006
1. Nature of transaction:	Sale of shares
Price:	R60.0004 per share
Total transaction value:	R14,738,798.25
Shareholding:	The shares sold represent 30,49% of Mr Owens" Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Owens still holds 560,064 shares or options

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
23 March 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 23/03/2006 02:08:30 PM Produced by the JSE SENS Department

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Competition Tribunal - Tribunal prohibits Massmart **10 Apr 2006**

JSE
JSE
Competition Tribunal - Tribunal prohibits Massmart/Moresport merger
TRIBUNAL PROHIBITS MASSMART/MORESPORT MERGER

The Competition Tribunal has today, 10 April 2006, prohibited the large merger between Massmart Holdings and Moresport.

The Competition Tribunal will hand down the reasons for the decision in due course.

Massmart intended to acquire 84.12% of the issued share capital of Moresport from Nedbank, Vestakor and current management.

Both parties are involved in the retailing of a wide range of sporting and outdoor goods. The parties operate the following relevant branded outlets Makro, Game and Dion from the Massmart side and Sportsmans Warehouse, Outdoor Warehouse and Sport Shoe World from Moresport side.

The Commission recommended prohibition because in its view the merger would remove an existing effective competitor from the already concentrated markets in which the parties compete. And the transaction would substantially prevent or lessen competition in the markets for the retailing of general sporting and outdoor equipment through national chains.

Issued by: Jane Sussens
Communications Advisor
Tel: (011) 483 2687
Cell: 082 920 0875
Fax: (011) 483 2686
On Behalf of: Lerato Motaung
Registrar
The Competition Tribunal
Tel: (012) 394 3355
Cell: 082 556 3221
E-Mail: leratom@comptrib.co.za

Date: 10/04/2006 12:33:29 PM Produced by the JSE SENS Department

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Massmart - Update on Moresport Acquisition **10 Apr 2006**

MSM
MSM
Massmart - Update on Moresport Acquisition
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the Company")
Update on Moresport Acquisition

Shareholders are advised that the proposed offer by Massmart to acquire 84.12% of the shares of Moresport (Proprietary) Limited ("Moresport") was prohibited by the Competition Tribunal on the 10th of April 2006. The Tribunal is obliged to hand down the reasons for its decision within twenty business days at which time the parties will consider and announce any further action.

10 April 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 10/04/2006 04:28:03 PM Produced by the JSE SENS Department

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Massmart Holdings Limited - Black Economic Empower RECEIVED **16 May 2006**

MSM
MSM 2011 AUG 22 A 4:-4
Massmart Holdings Limited - Black Economic Empowerment Transaction
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM ISIN: ZAE000029534)
("Massmart" or "the Company")
Black Economic Empowerment Transaction
Transaction highlights

- Fully company-funded black economic empowerment transaction equivalent to approximately 10% of Massmart"s current issued share capital ("the new issue") with an approximate value of R1.1 billion.
- Participation by the Massmart"s general staff and previously disadvantaged managers and non-executive directors.
- Massmart"s general staff - 83% of whom are previously disadvantaged - will be allocated 85% of the new issue.
- Massmart"s current and future previously disadvantaged managers will be allocated 10% of the new issue.
- Massmart"s current and future previously disadvantaged non-executive directors will be allocated 5% of the new issue.
- Previously disadvantaged individuals will be participants in 8.6% (approximately R1.0 billion) of Massmart"s equity.

1. Introduction and rationale

Massmart is pleased to announce that it has, subject to fulfilment of the conditions precedent set out in paragraph 4 below, resolved to enter into a Black Economic Empowerment ("BEE") transaction pursuant to which shares equivalent to approximately 10% of Massmart"s current issued share capital will be issued to trusts representing a broad base of Massmart"s and all its subsidiaries"("Massmart Group" or "the Group") staff, previously disadvantaged Massmart Group managers and previously disadvantaged non-executive directors of Massmart ("the BEE Transaction").

The BEE Transaction has a value of approximately R1.1 billion based on the closing price of a Massmart ordinary share ("ordinary share") on 15 May 2006, of R55.00.

The Board of Directors of Massmart ("the Board") is totally committed to the spirit and principles supportive of BEE and believes BEE to be essential to the redress of past inequities and the transformation and normalisation of South African society.

The Board believes that the BEE Transaction is both morally defensible and entirely appropriate at this time in the history of the Company and country.

The BEE Transaction will better align the Massmart Group with: its staff whose efforts have been the origin of the value created over the past 18 years; its customers whose continued patronage is highly valued; and with broader society whose respect it strives to earn.

Prior to the publication of the first draft of the Codes of Good Practice on Broad-based BEE and in the absence of a charter defining BEE for South African retailers, the Board approved a policy in early 2004 to focus on every aspect of BEE and the Massmart Group has established programmes and targets to do so.

Massmart was recently rated the 4th most empowered company among South African retailers and will continue to pursue its BEE objectives.

One of these objectives is to share the ownership of Massmart with previously disadvantaged individuals. In considering who would contribute the most to Massmart"s vision, the Board felt that the permanent employees of the Massmart Group were the people who most deserved to be recognised for the part they have played in the Group"s progress. Furthermore, the Board decided that those who had served the Massmart Group the longest deserved a greater participation.

The BEE Transaction, if approved, is one of the largest and most important transactions in the history of Massmart.

2. Structure of the BEE Transaction

The BEE Transaction will be structured as follows:

- the general staff trust ("Thuthukani Empowerment Trust") will be created for the benefit of all of the Massmart Group"s permanent employees in South Africa who are employed on 1 October 2006, regardless of race and gender and who are not beneficiaries of Massmart"s existing share ownership scheme. These approximately 14,500 employees (approximately 83% of whom are previously disadvantaged individuals) will immediately have vested rights that are similar to those of existing Massmart shareholders, including the right to dividends, the right to vote at shareholder meetings through elected trustees, and the right to acquire, after a certain period and pursuant to the conversion of the undermentioned `A" preference shares, ordinary shares, and thereafter to retain or sell them;
- the Black Management Trust ("Management Trust") will be created for the benefit of the Massmart Group"s current and future previously disadvantaged management in South Africa. This trust will initially benefit approximately 30 of the Massmart Group"s previously disadvantaged management; and
- the Black Non-Executive Directors" Trust ("Non-Executive Directors Trust") will be created for the benefit of the Massmart Group"s current and future previously disadvantaged non-executive directors. This trust will currently benefit three previously disadvantaged non-executive directors.

3. Mechanics of the BEE Transaction

Massmart will, subject to shareholder approval, create two new classes of preference shares to be issued to the three trusts. Convertible Redeemable Participating Non-cumulative `A" Preference Shares ("A preference shares") and Convertible Redeemable `B" Preference Shares ("B preference shares") will be created and authorised for this purpose. The main difference between the two classes of preference shares is that the holders of the `A" preference shares will receive dividends and other distributions whilst the `B" preference shares will not. In addition, the capital distribution profiles of these two classes of preference shares are different.

Massmart will issue the newly created preference shares to the three trusts in the following manner:

- a maximum of 17,000,000 `A" preference shares will be issued to the Thuthukani Empowerment Trust, at their par value of one cent each, for a total consideration of a maximum of R170,000. The Thuthukani Empowerment Trust will be funded by means of a capital contribution made by the Massmart Group;
- a maximum of 2,000,000 `B" preference shares will be issued to the Management Trust, at their par value of one cent each, for a total consideration of a maximum of R20,000. The Management Trust will be funded by means of a capital contribution made by the Massmart Group; and
- a maximum of 1,000,000 `B" preference shares will be issued to the Non-Executive Directors Trust, at their par value of one cent each, for a total consideration of a maximum of R10,000, which will be funded by the participating non-executive directors.

The terms specific to each of the trusts are dealt with below.

3.1 The Thuthukani Empowerment Trust

3.1.1 Issue and vesting

The number of `A" preference shares allocated by the Thuthukani Empowerment Trust to each employee beneficiary will be based on the length of service the employee beneficiary has with the Massmart Group. An initial allocation of 400 `A" preference shares each will be made to all employee beneficiaries, irrespective of the length of service, with extra "A" preference shares being allocated based on length of service with the Massmart Group. The total number of `A" preference shares allocated to any individual will be subject to a likely maximum of 2,400 `A" preference shares.

The allocation of the `A" preference shares will be once-off and any employees joining the Massmart Group after 1 October 2006 will not be allocated any `A" preference shares.

The rights to the `A" preference shares will vest in each employee beneficiary as soon as the employee beneficiary accepts his allocation.

3.1.2 Capital distribution

Employee beneficiaries will be entitled to elect to receive their `A" preference shares on the following basis:

- 33.33% at the end of year four (being 1 October 2010) ("First Trigger Date");
- 33.33% at the end of year five ("Second Trigger Date"); and
- 33.33% at the end of year six ("Third Trigger Date").

The number of `A" preference shares to be received will be calculated by reference to the formula set out in paragraph 3.1.4. The employee beneficiaries have to be in the employ of the Massmart Group on the respective Trigger Dates in order to be eligible to receive the `A" preference shares.

Employee beneficiaries who leave the employ of the Massmart Group for any reason other than death, disability, sale of business or retirement will forfeit their rights to the `A" preference shares.

3.1.3 Dividends

Eligible employees will be vested employee beneficiaries of the Thuthukani Empowerment Trust from inception. The `A" preference shares will pay a dividend equivalent to a percentage of the ordinary share dividend and any other distributions in the following manner:

- 25% of the ordinary share dividend and any other distributions in year one (being the financial year to June 2007);
- 50% of the ordinary share dividend and any other distributions in year two;
- 75% of the ordinary share dividend and any other distributions in year three; and
- 100% of the ordinary share dividend and any other distributions in year four and thereafter.

These dividends will be paid in addition to those paid to ordinary shareholders and the Company"s dividend cover policy will continue to apply in relation to the ordinary shares.

3.1.4 Capital distribution formula

After becoming entitled to distributions in terms of paragraph 3.1.2, employee beneficiaries will be able to elect the date on which they will receive the formula-determined number of `A" preference shares which will thereafter be converted on a one-for-one basis into ordinary shares. The formula-determined number of `A" preference shares will, seven days after the employee beneficiary has required a distribution, convert into ordinary shares and will thereafter rank pari passu with all other ordinary shares then in issue.

If no election is made when the employee beneficiary is entitled to do so, the formula-determined number of `A" preference shares will automatically be transferred to the employee beneficiary at maturity of the scheme, being 1 October 2012, unless an election is made prior thereto.

Any `A" preference shares not delivered to employee beneficiaries during the life of the Thuthukani Empowerment Trust will be forfeited for no consideration by the employee beneficiaries and redeemed at their par value by the Company.

The number of `A" preference shares that each employee beneficiary will be entitled to receive after they notify the trustees in terms of 3.1.2 will be calculated using the following formula:

$$N = EP \times (1-RP/P)$$

Where:

N = number of `A" preference shares that an employee beneficiary will be entitled to receive and which shall be distributed to him

EP = the distributable portion, being ? (one third) of the employee beneficiary"s initial allocation on each of the First, Second and Third Trigger Dates, provided that the distributable portion shall accumulate if the employee beneficiary does not transmit a distribution notice to the trustees when he becomes entitled to receive his `A" preference shares

RP = reference share price, being the five day Volume Weighted Average Price ("VWAP") on the last practicable date prior to the issue of the circular to shareholders

P = the VWAP of an ordinary share for the five trading days prior to the 15th day of the month in which an employee beneficiary makes an election to receive a distribution, provided that if he makes his election after the 12th day of the month, then the VWAP of an ordinary share for the five trading days prior to 15th day of the following month

3.1.5 Trustees and voting

More than 50% of the trustees of the Thuthukani Empowerment Trust will be

previously disadvantaged and 1 of the 9 trustees will be a previously disadvantaged external trustee, independent of Massmart. The majority of the trustees will be elected by the employee beneficiaries.
Trustees will be able to vote the shares on behalf of the employee beneficiaries.

3.2 The Management Trust

Current and future previously disadvantaged managers in the Massmart Group will be eligible to participate in the Management Trust.
The mechanics of the Management Trust are the same as for the Thuthukani Empowerment Trust in all respects apart from the differences noted below.

3.2.1 Allocation and vesting

The allocation of the rights to the `B" preference shares will be done by the trustees of the Management Trust after instructions from the Massmart Nomination and Remuneration Committee.

3.2.2 Capital distribution

Employee beneficiaries will, based on the formula set out in 3.1.4, become entitled to receive the `B" preference shares on the following basis:

- 25% at the end of year two (from the date of issue);
- 25% at the end of year three;
- 25% at the end of year four; and
- 25% at the end of year five.

Employee beneficiaries who leave the employ of the Massmart Group for any reason other than death, disability, sale of business or retirement will forfeit their rights to the `B" preference shares.

3.2.3 Dividends

The `B" preference shares will carry no right to dividends until the employee beneficiaries elect to receive their `B" preference shares which will then automatically convert into ordinary shares on a one-for-one basis and seven days thereafter rank pari passu with the ordinary shares then in issue.

3.2.4 Trustees and Voting

More than 50% of the trustees of the Management Trust will be previously disadvantaged and 1 of the 3 trustees will be a previously disadvantaged external trustee, independent of Massmart. The majority of the trustees will be appointed by the employee beneficiaries.
Trustees will be able to vote the `B" preference shares on behalf of the employee beneficiaries.

3.3 Non-Executive Directors Trust

Current and future previously disadvantaged non-executive directors will be allocated vested rights in the `B" preference shares. The terms of the trust are the same as those of the Management Trust, except as noted below.

3.3.1 Allocation and vesting

The allocation of the rights to the `B" preference shares will be made by the Non-Executive Directors Trust to all current previously disadvantaged non-executive directors in equal proportions. Each of the current previously disadvantaged non-executive directors will have an economic interest of 0.1% of the issued share capital of Massmart prior to the implementation of the BEE Transaction. The balance of 0.2% of the existing issued share capital of Massmart will be allocated to future previously disadvantaged non-executive directors.

3.3.2 Capital distribution

As per the Management Trust.

3.3.3 Dividends

As per the Management Trust.

3.3.4 Trustees and voting

More than 50% of the trustees of the Non-Executive Directors Trust will be previously disadvantaged and 1 of the 3 trustees will be an external previously disadvantaged trustee, independent of Massmart.
Trustees will be able to vote the `B" preference shares on behalf of employee beneficiaries.

3.3.5 Participating directors

The following previously disadvantaged non-executive directors have been invited to participate in the Non-Executive Directors Trust:
Mr. Zitulele ("KK") Combi;

Ms. Phumzile Langeni; and
Ms. Dawn Mokhobo.

4. Conditions precedent

The BEE Transaction is subject, inter alia, to the fulfillment of the following conditions precedent:

- the passing of all necessary resolutions by the requisite majority of shareholders at a general meeting of Massmart;
- registration of the special resolutions by the Registrar of Companies; and
- the approval of the JSE Limited.

5. Estimated economic cost

Massmart has estimated the economic cost of entering into the BEE Transaction for the Massmart Group and its shareholders to be approximately R240 million. This represents approximately 2.30% of the market capitalisation of Massmart at 15 May 2006. This figure was calculated with reference to the requirements of International Financial Reporting Standard ("IFRS") 2 - Share Based Payments.

6. Financial effects of the BEE Transaction

The principles underlying the accounting treatment are in compliance with IFRS. IFRS 2 - Share-Based Payments requires the total charge to be amortised over the period of the BEE Transaction, being six years. This amortised charge will commence in the June 2007 financial year.

The table below sets out the unaudited pro forma financial effects of the BEE Transaction, based on the assumptions set out below. The unaudited pro forma financial effects have been prepared for illustrative purposes only and may not give a fair reflection of the Company"s financial position, changes in equity, results of operations or cash flows after completion of the BEE Transaction.

The financial effects based on the interim results for 2006 (being for the six months ended December 2005) are set out below and are the responsibility of the directors of the Company. The purpose of the pro forma financial information is to illustrate the effects of the BEE Transaction.

For the six months to December 2005	Before the BEE Transaction	Pro forma after the BEE Transaction	Increase/ (decrease) (%)
Basic earnings per ordinary share (cents)	258.5	247.6	(4.2)
Headline earnings per ordinary share (cents)	258.2	247.3	(4.2)
Fully diluted basic earnings per ordinary share (cents)	250.0	239.5	(4.2)
Fully diluted headline earnings per ordinary share (cents)	249.8	239.3	(4.2)
Net asset value per ordinary share ("NAV") (cents)	970.6	968.2	(0.2)
Tangible net asset value per ordinary share (cents)	336.1	333.7	(0.7)
Actual number of ordinary shares in issue (000s)	199 741	199 741	0.0
Weighted number of ordinary shares in issue (000s)	199 293	199 293	0.0
Weighted average number of fully diluted ordinary shares in issue (000s)	206 006	206 006	0.0

Notes:

1. The tangible NAV excludes intangible assets.

2. The following assumptions have been made in the preparation of the financial effects:

- the earnings and headline earnings per share reflected in the "Before" column were extracted from published interim unaudited results for 31 December 2005;
- the NAV and tangible NAV per share reflected in the "Before" column were extracted from published interim unaudited results for 31 December 2005;
- the effect on NAV and tangible NAV per share reflected in the "After" column assumes that the transaction was effective 31 December 2005; and

the effect on earnings and headline earnings per share reflected in the "After" column assumes that the transaction was effected on 1 July 2005 and is after reflecting half of the IFRS 2 charge for the six months to December 2005.

7. Opinion

Deloitte & Touche Corporate Finance has been appointed by the Board to consider the terms of the BEE Transaction and to provide an opinion as to whether they are fair and reasonable to shareholders. The opinion from Deloitte & Touche Corporate Finance will be contained in the circular to shareholders.

8. Important dates and times

	2006
Circular and notice of general meeting posted to shareholders on or about	Thursday 8 June
Last day for receipt of proxies in respect of the general meeting by 10:00 on	Wednesday 12 July
General meeting to be held at 10:00 on	Friday 14 July
Results of general meeting published on SENS on	Friday 14 July
Results of general meeting published in the press on	Monday 17 July
Special resolutions lodged with the Registrar of Companies on or about	Thursday 20 July

Note:

Any material changes to the above dates and time will be published on SENS and in the press.

9. Documentation

A circular containing the full details of the BEE Transaction, including a notice of general meeting, will be posted to shareholders on or about 8 June 2006.

Sandton

16 May 2006

Merchant bank and transaction sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Corporate law advisers to Massmart
Edward Nathan (Pty) Ltd

Independent expert
Deloitte & Touche Corporate Finance

Reporting accountants and auditors
Deloitte & Touche

Sponsor
Deutsche Securities (SA) (Pty) Ltd

Date: 16/05/2006 09:24:06 AM Produced by the JSE SENS Department

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Massmart Holdings Limited - Announcement of Change **24 May 2006**

MSM
MSM
Massmart Holdings Limited - Announcement of Changes to the Board
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
ANNOUNCEMENT OF CHANGES TO THE BOARD
Introduction
At the 2002 annual general meeting, the company obtained shareholders approval for a four year service contract commencing 1st July 2003 with the then Executive Chairman Mr. M. J. Lamberti, who in compliance with good corporate governance subsequently became Deputy Chairman and Chief Executive Officer on the 1st July 2003, which positions he currently holds.
From the outset the Board was aware that Mr Lamberti would not be renewing this contract on its expiry on the 30th of June 2007 by which time he would have served as Chief Executive for 19 years, and was therefore well placed to deal with the issue of succession.
The Succession Process
Starting in mid 2004 the Board and Executive Committee embarked on a comprehensive, inclusive process to select an internal candidate and tc undertake a series of sequential changes to the organisation structure, which would increase the candidate"s authority and responsibilities and, subject to performance and objective external validation, would result in the Board appointing him to succeed Mr Lamberti.
Appointment of Mr Grant Pattison as CEO Designate and subsequently as Chief Executive Officer of Massmart
Following the successful completion of this process, it is with pleasure that the Board announces the appointment of Mr Grant Pattison as Chief Executive Officer Designate with effect from the 1st June 2006.
This appointment will facilitate an orderly 13 month transition, during which time Messrs Lamberti and Pattison will adjust their respective roles to accommodate a seamless change of leadership on the 1st July 2007, when Mr Pattison will be appointed Chief Executive Officer of Massmart.
Mr Pattison (35) holds a BSc degree with Honours, in electrical engineering. Following three years with Anglo American and a period of consulting with the Monitor group, Grant joined Massmart as Executive Assistant to the Executive Chairman in June 1998. Since then he has served with distinction in a number of increasingly senior functional and line capacities, including that of Divisional CEO of Massdiscounters, the Group"s largest and most profitable division. In December 2004 he was appointed to the Board and in July 2005 he was appointed Deputy CEO in which capacity he holds a wide range of functional and operational responsibilities.
His appointment has received the unanimous approval of the Nomination and Remuneration Committee, the Board and the Executive Committee.
Appointment of Mr Mark Lamberti as Non Executive Chairman from 1st July 2007
Mr. Lamberti has made himself available to serve the company in a strictly non-executive capacity on his retirement as Chief Executive Officer.
Having considered the matter carefully from the perspectives of governance, continuity, risk, perception, the needs of Massmart"s constituents and shareholders, the personalities involved, general succession issues and board functionality, the Board has unanimously decided to appoint Mr Lamberti Non-Executive Chairman from the 1st July 2007 on the following basis:
The Chairmanship will continue to be completely non-executive and the role will be governed by the job description approved by the Board in February 2006.
Mr. Lamberti will not be an independent director by definition for a period of three years after having held an executive position in Massmart. Therefore, although he will be a member of the Nomination and Remuneration Committee and the Audit Committee, he will not chair either committee. The chairs of all

Board committees will be held by independent directors.
Mr. Lamberti"s financial package as Chairman and as a member of Board committees will be identical to that which would have applied to the existing Non-Executive Chairman at that time.
All scheme shares held by Mr. Lamberti as CEO will be dealt with in accordance with the rules of the scheme.
Mr. Lamberti will enter into a normal non-executive director"s contract in the same form as that used for all non-executive directors. This will allow for him to be proposed as a director for consideration by shareholders at the AGM at the end of his current three year cycle and every three years thereafter and there will be no special terms relating to the Chairmanship, which is subject to annual renewal by the Board after each annual general meeting, in compliance with normal governance procedures.
Mr. Lamberti is one of the most experienced retailers in South Africa and has in depth knowledge of the Massmart Group. The Board is delighted to be able to retain this knowledge and experience within the Board forum.
Appointment of Mr Chris Seabrooke as Non Executive Deputy Chairman from 1st July 2007.
The roles of Deputy Chairman and CEO will be separated and the Deputy Chairman will be an independent non-executive director who will act as the lead independent director.
Consistent with this, from the 1st July 2007 Mr. Chris Seabrooke will retire as non-executive Chairman, a position he held since July 2003, and will be appointed non executive Deputy Chairman, retaining his position as lead independent non-executive director.
Conclusion
The Board believes that these changes facilitate a smooth transition of leadership while retaining the experience and governance required by the company and its stakeholders.
By Order of the Board
24 May 2006
Issued by sponsor
Deutsche Securities (SA) (Pty) Ltd
Date: 24/05/2006 04:56:03 PM Produced by the JSE SENS Department

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Massmart Holdings Limited - Notification of Direct **25 May 2006**

MSM
MSM
Massmart Holdings Limited - Notification of Director"s dealing in Massmart securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Director"s dealing in Massmart securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by a director of a company:

Director:	CS Seabrooke
Number of securities:	25,000
Class of security:	Ordinary
Price:	R53,50 per share
Nature of interest:	Indirect, non-beneficial
Nature of transaction:	Purchase
Total transaction value:	R1,337,500
Date:	24 May 2006

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
25 May 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 25/05/2006 04:24:57 PM Produced by the JSE SENS Department

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Massmart - Announcement Relating to the Proposed A **29 May 2006**

MSM
MSM
Massmart - Announcement Relating to the Proposed Acquisition of Moresport
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart")
Announcement Relating to the Proposed Acquisition of Moresport

Having studied the reasons for the Competition Tribunal"s prohibition of the acquisition of Moresport by Massmart, the parties and their advisors are of the view that the Competition Commission and the Tribunal have erred in their analysis and decisions.

The Commission and the Tribunal focussed almost exclusively on the share of the "national market for the general retailing of sports and outdoor equipment" which the merged entity would have. The parties do not consider this market definition to be correct and are of the view that insufficient regard was had to the evidence surrounding the correct delineation of the market and the competitors therein, the current and proposed relative market positioning of the companies and the imminent threats to the state of competition. The evidence before the Tribunal did not show how the merged entity could possibly undermine competition or impinge negatively on any stakeholder, none of whom were opposed to the transaction.

Massmart would like to proceed with the appeal against the Tribunal"s decision but, notwithstanding the accommodation by the Competition Appeal Court to hear the matter on 1 August 2006, the possibility exists that a ruling may only be handed down in September 2006 or later, 16 months or more after the transaction was entered into.

While the parties respect the competition process as set out in the Competition Act, this passage of time was never contemplated by the parties, presenting the Sellers (Vestacor, Nedbank Private Equity and management) with a diminution of relative value and with challenges relating to the management and growth of Moresport within the constraints of a sale agreement.

The Sellers" position is now untenable and they have decided not to proceed with an appeal.

In the circumstances the parties have, therefore, agreed to terminate all agreements between them with immediate effect.

Johannesburg
29 May 2006
Date: 29/05/2006 04:03:04 PM Produced by the JSE SENS Department

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Massmart - Update On Black Economic Empowerment Sc **1 Jun 2006**

MSM
MSM
Massmart - Update On Black Economic Empowerment Scheme
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the Company")

UPDATE ON BLACK ECONOMIC EMPOWERMENT SCHEME

The proposed Massmart Black Economic Empowerment Scheme ("the BEE Scheme") announced on 16 May 2006 made provision for the participation in the BEE Scheme by current and future previously disadvantaged non-executive directors amounting to 0.5% (pre-dilution) of the issued shares of the Company.

In response to shareholder concerns, expressed subsequently, that issuing options, or equity instruments similar to options, to non-executive directors renders them no longer independent as defined by good corporate governance practice, Massmart"s previously disadvantaged non-executive directors have elected to forego their participation in the BEE Scheme in favour of Massmart"s general staff. The Massmart general staff participation will therefore increase from 8.5% to 9.0% (pre-dilution) of the Company"s issued shares. This change will have a negligible effect on the economic cost of the BEE Scheme, as calculated in terms of IFRS 2 - Share-based Payments.

The Massmart Board will continue to investigate alternative means of facilitating share-based ownership for current and future previously disadvantaged non-executive directors, and will seek the requisite shareholder approval for any such proposal in due course.

The circular providing full details on the BEE Scheme, including a notice of general meeting, will be posted to Massmart shareholders on or about 14 June 2006. Other than this and the change in the date of posting, there is no change in the salient terms, dates or times as detailed in the announcement of 16 May 2006.

Johannesburg
1 June 2006
Sponsor
Deutsche Securities (SA) (Pty) Ltd
Merchant bank
Rand Merchant Bank (A division of FirstRand Bank Limited)
Date: 01/06/2006 04:43:35 PM Produced by the JSE SENS Department

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Massmart Holdings Limited - Trading update for the **11 Jul 2006**

MSM
MSM
Massmart Holdings Limited - Trading update for the 52 weeks to 26 June 2006
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration Number: 1940/014066/05)
Share code: MSM
ISIN: ZAE000029534
("Massmart" or "the Company")
Trading update for the 52 weeks to 26 June 2006
Sales growth accelerated consistently throughout the second half of the financial year in response to heightened merchandising and marketing aggression, to produce full year sales of R30.1bn, a growth of 15.2% over the previous year. Sales before acquisitions grew 8.8% and sales from comparable stores (open for the entire comparable period) grew 5.5%.
This growth was particularly pleasing given both the low 1.6% estimated rate of sales inflation (comprising inflation of 4.3% in food and liquor and deflation of 1.0% in general merchandise), and the Group"s strategy to remain a predominantly cash business (the contribution of consumer credit sales was constant at only 2% of total sales)
Massmart"s results for the year ending June 2006 will be published on 24 August 2006 and will reflect continued strong cash flows from operations, increased profitability, and a 20% to 30% growth in headline earnings per share (HEPS) based on the HEPS to June 2005 restated for the adoption of International Financial Reporting Standards. Attributable earnings per share will be 40% to 50% higher than the equivalent restated figure for June 2005.
Recent macro economic developments have not altered the Board"s positive view on Massmart"s prospects for the year to June 2007.
The above information has not been reviewed or reported on by the Company"s auditors.
Johannesburg
11 July 2006
Sponsor:
Deutsche Securities (SA) (Pty) Ltd
Date: 11/07/2006 10:36:25 AM Produced by the JSE SENS Department

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Massmart Holdings Limited - Shareholders approve M 14 Jul 2006

MSM
MSM
Massmart Holdings Limited - Shareholders approve Massmart BEE transaction
MASSMART HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart")

SHAREHOLDERS APPROVE MASSMART BEE TRANSACTION

At the general meeting of Massmart held today, 14 July 2006, the requisite majority of Massmart shareholders approved all the ordinary and special resolutions proposed relating to the creation and issue of the equivalent of approximately 10% of Massmart"s current issued share capital to the Thuthukani Empowerment Trust and the Management Trust ("the BEE Transaction").
Following the imminent registration of the special resolutions by the Companies and Intellectual Property Registration Office (CIPRO), the BEE Transaction will be implemented with effect from 1 October 2006.

Sandton
14 July 2006
Merchant bank and transaction Sponsor:
RAND MERCHANT BANK (A division of FirstRand Bank Limited)
Company Sponsor:
Deutsche Securities SA (Pty) Limited
Date: 14/07/2006 03:34:09 PM Produced by the JSE SENS Department

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Massmart - Reviewed consolidated results for the 5 **24 Aug 2006**

MSM
MSM
Massmart - Reviewed consolidated results for the 52 weeks ended June 2006
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Dedicated to Value
Reviewed consolidated results for the 52 weeks ended June 2006

Massmart is a managed portfolio of ten wholesale and retail chains, each focused on high volume, low margin, low cost distribution of mainly branded consumer goods for cash, through 228 outlets, and one buying association serving 478 independent retailers and wholesalers, in 11 countries in sub-Saharan Africa. The Group is the third largest distributor of consumer goods in Africa, the leading retailer of general merchandise, liquor and home improvement equipment and supplies, and the leading wholesaler of basic foods.

* Sales increase 15% to R30 286 million
* Trading profit increases 37% to R1 341 million
* Headline earnings increase 28% to R837 million
* Headline earnings before acquisitions increase 20% to R780 million
* Headline EPS increases 28% to 419,3 cents
* Cash flow from operations increases 45% to R1 807 million
* Dividend increases 15% to 210 cents per share

Overview

We are delighted to report on a year of remarkable strategic, structural and operational progress which culminated in record sales, profits, cash flow and profitability. This is Massmart"s 35th consecutive half year of real sales growth over 8% and our 16th consecutive half year of headline earnings per share growth, which has compounded at 31,1% over the past five years.

The highlights of the year were:

* Record sales of R30,3 billion, 5,4% of which was from 21 foreign stores.
* Comparable store sales grew 5,5% and sales before acquisitions grew 8,3%.
* Consumer credit sales comprised 1,2% of Group sales.
* Trading profit grew 36,7% to R1,3 billion.
* Pre- and post-interest operating profit margins increased to 4,4% and 4,3% respectively.
* Full year cash flow from operations rose 44,9% to exceed R1,8 billion.
* Rolling twelve-month return on equity increased from 41,8% to 43,5%.
* The store network was increased to 228 (922 855 square metres) with the opening of 17 new stores and the acquisition of two stores with combined estimated annual sales of R1,8 billion.

Strategic overview and progress

The management of Massmart remains devoted to the strategy which has ensured the Group"s progress for 18 years: aggressive organic and acquisitive growth; value-adding collaboration between focussed trading entities; and incentivisation for alignment.

Medium-term performance is guided by our "Vision for Growth," a rolling three-year internal financial target resulting from implementation of the above strategies, given effect through specific plans and objectives for the growth of sales, cash flows profits and profitability. Latterly, these activities have been underpinned by the imperative to reduce operating expenses, leverage management capabilities and facilitate shareholder understanding, by simplifying the structures and processes of the Group.

It is clear that the importance of acquisition as the primary driver of Massmart"s sales and profit growth is declining. Having achieved the requisite critical mass, Massmart"s exciting three-year growth plans are not reliant on acquisitions.

Increasingly, sales growth is being driven by expeditious new store development, innovative merchandising and marketing, and the refinement of the positioning of

the retail proposition to customers. This trend is reflected in the fact that 46% of last year"s growth was organic, compared to 33% of Massmart"s growth since 1988.

The growth of profits and operating margins is being driven by improving operating efficiencies, increasing the participation of higher margin merchandise, and emphasising the growth and development of higher margin business models in the portfolio. Over the past three years the 25,5% improvement in operating margins has resulted from each of these, the latter reflected in a decline in the sales participation of the lower margin food and liquor categories from 59,0% to 49,4% in favour of the higher margin general merchandise and home improvement categories.

The "Vision for Growth 2008" announced last August called for a number of strategic, structural and operational performance improvements, and the opening of 35 new stores, which would generate estimated sales of R3,2 billion by June 2008. Given our progress to date, it is clear that this objective will be comfortably exceeded. During the past year 17 new stores were opened and two acquired with combined estimated sales of R2 billion by 2008.

"Vision for Growth 2009" was formulated early in 2006. This three year strategy contains plans for the unrelenting pursuit of competitive advantage and operating efficiencies, and the opening of 58 stores which will generate additional estimated sales of R6,5 billion by June 2009. Of these, 27 stores will be opened in the current year generating estimated annualised sales of R2,0 billion.

Environment

The buoyant state of the South African consumer economy throughout the past financial year is well reflected in the FNB/BER Consumer Confidence Index, which registered its highest ever four consecutive quarters over the period, soaring to its highest level in recorded history in the first quarter of 2006. This confidence was manifest in an average annual growth of retail industry sales at constant 2000 prices of 6,9% in the second half of 2005 and, ahead of expectations at 9,6% in the first five months of 2006.

General business confidence mirrored that of consumers in all but the last quarter, when a slowdown in the growth of vehicle sales and house prices was accompanied by a correction to the stock market and a temporary deterioration of the Rand.

Against this backdrop, all but the most incompetent retailers prospered. Most retailers reported high rates of comparable store sales growth, many embarked on aggressive new store programmes and those who could, extended credit to a voracious market. The consolidation of South African retail continued apace and, with national chains now the major participants in every retail category other than liquor, competition for the most part was aggressive but rational.

We are hopeful that the good intentions and tentative pronouncements of the President, the Minister of Safety and Security and the Commissioner of Police will reverse our experience of the rising trend in crime, which seriously affects this company and the day to day experience of millions of ordinary South Africans, whose lives and the quality thereof are constantly threatened by it.

Performance

Acquisitions, comprising Federated Timbers, De La Rey and Servistar, Cell Shack and two cash and carry outlets contributed sales of R2,1 billion. Comparable sales growth was depressed by the impact of the stronger Rand on foreign sales. General merchandise grew 3,2%, home improvement 158,4% and food and liquor 9,0%. Massmart"s 1,2% estimated average inflation on selling prices was the weighted average of 2,4% deflation in general merchandise, 3,5% inflation in home improvement and 4,3% inflation in food and liquor.

Industry statistics and the reported sales of major competitors indicate that Massmart gained market share, particularly in appliances, household electronics, computers, home improvements and liquor, which each grew well ahead of the Group"s sales growth.

Store pre-opening costs of R38,2 million were offset by positive foreign exchange movements of R33,3 million to produce a 23,7% growth of trading profit before acquisitions to R1,2 billion. Headline earnings per share before acquisitions grew 20,4% to 391 cents per share.

Operational review - Continuing operations

Restated Rm	reported June 2006 (Reviewed)	June 2005 (Reviewed)	% change	As previously June 2005 (Audited)
Sales	29 805,7	25 381,5	17,4	25 632,8
Massdiscounters	7 994,9	7 396,6	8,1	7 396,6
Masswarehouse (note 15)	7 661,1	7 178,8	6,7	7 066,4
Massbuild (note 15)	3 892,8	1 509,5	157,9	1 509,5
Masscash	10 256,9	9 296,6	10,3	9 660,3
Trading profit before interest and tax	1 333,5	992,3	34,4	1 021,2
As a % of sales	4,5	3,9		4,0
Massdiscounters	546,4	466,4	17,2	488,2
Masswarehouse (note 15)	288,3	173,6	66,1	176,7
Massbuild (note 15)	290,4	144,4	101,1	144,6
Masscash	208,4	207,9	0,2	211,7
Trading profit before tax*	1 412,7	1 013,9	39,3	1 043,8
As a % of sales	4,7	4,0		4,1
Massdiscounters	576,4	465,4	23,9	487,2
Masswarehouse (note 15)	317,9	192,6	65,1	196,7
Massbuild (note 15)	296,8	148,8	99,5	149,0
Masscash	221,6	207,1	7,0	210,9

The above results exclude Furnex from both years.
*Trading profit before tax is after interest income but before corporate interest paid of R111,4 million (2005: R41,8 million) and asset impairments.
Massdiscounters - comprises retail general merchandise discounters Game (70 stores), which trades in South Africa, Namibia, Botswana, Zambia, Uganda, Mozambique, Mauritius, and Nigeria, and Dion (10 stores), which trades in the Gauteng province of South Africa. Divisional comparable store sales grew 2,1% despite estimated deflation of 1,5%.
New store development was aggressive throughout the year. The Africa portfolio was increased to nine with the opening of a new store in Nigeria, two large Game outlets were opened in George and Vanderbijlpark and six new small format Game stores were opened in Makado, Shelley Beach, Wonderpark, Ermelo, Worcester and Ladysmith. In addition two stores were refurbished. Initially lacklustre comparable store sales growth responded well to aggressive merchandise and marketing initiatives in the second half to register a 7,3% growth in the final quarter.
Excellent expense and working capital control, and a R17,6 million positive foreign exchange movement, enabled the division to grow trading profits well ahead of sales growth. In the core categories of appliances, home electronics and computers, sales growths substantially exceeded those reported by major competitors.
With a trading profit return on sales of 7,2%, the division has exceeded its medium-term target of 7% moving closer to its international benchmark of 7,4%.
Masswarehouse - comprises the 14-store Makro warehouse club trading in food, general merchandise and liquor in South Africa and Zimbabwe. Divisional comparable store sales grew 4,1% with estimated inflation of 2,4%.
Innovative merchandising, new cardholder recruitment and the use of Makro"s considerable Customer Relationship Management capability to pursue high quality sales, was underpinned by excellent inventory and expense management. The result was an excellent growth on the previous years" trading profit, which was depressed by costs associated with the opening of two new stores, both of which are performing ahead of expectations.
New accounting standards demanded the inclusion of the two Zimbabwean outlets which were deconsolidated in 2001 following constraints on the repatriation of dividends and management fees. This inclusion, which is not material to the division"s result, applies hyperinflationary accounting standards.

The Masswarehouse trading profit return on sales of 4,1% exceeds its medium-term target of 4%, and compares to its international benchmark of 5%.
Massbuild - comprises 65 outlets, trading in DIY, home improvement and builders hardware, under the Builders Warehouse, Tile Warehouse, Federated Timbers, Servistar and De La Rey brands in the major metropolitan areas of South Africa. Divisional comparable store sales grew 12,9% with estimated inflation of 3,5%.
Following extensive analysis of the market and Massmart"s assets in home improvement, it was decided to rationalise the five existing brands under one major brand "Builders", trading through three distinctive specifically targeted retail formats, with the positioning of each sub-brand captured in its buy-line:
* "Builders Warehouse - Home Improvement A-Z", comprising Builders Warehouse, Tile Warehouse and De La Rey
* "Builders Express - Home and Garden Centre", comprising Servistar and
* "Builders Trade Depot - Building Material Supplies", comprising Federated Timbers

The strategic rationale for doing this, the precise market positioning of the formats and the optimum national footprint, were clarified in a strategy that will dictate the direction of the division for the next three to five years.
Massmart"s early impact on the acquired businesses and the opening of four new Builders Warehouse outlets enabled the division to register the Group"s highest levels of sales growth, comparable sales growth and profit growth, although the latter was depressed by costs associated with enhanced managerial structures, integration, systems and new stores.
Massbuild"s trading profit return on sales of 7,5% compares to its medium-term target of 8% and its international benchmark of 10%.
Masscash - comprises 62 CBW and seven Jumbo wholesale cash and carry outlets trading in South Africa, Lesotho, Namibia, and Botswana, and voluntary buying organisation Shield (serving 478 independent food outlets). Divisional comparable store sales grew by 8,8% with estimated inflation of 4,3%.
Increasing inflation in the second half, more coordinated purchasing and tight control of expenses, enabled CBW to produce an excellent result with profit growth over twice its double digit sales growth and profitability in excess of the divisional return on sales target.
The further imposition of Massmart"s management structures and processes in Jumbo and the re-launch of the flagship Crown Mines store in late February contributed to an improved second half performance, although full year profits were depressed by the investment in store development and professional management structures and processes necessary for the repositioning of the chain.
The focus in Shield remained on the preservation of assets and the implementation of the processes and controls necessary to mitigate risk. While depressing sales growth, this approach continued to result in an improvement in the state of the short-term debtor"s book.
Given the potential conflict of the roll-out of smaller Game stores with the customers of Furnex, the latter was disposed of with effect from 1 March 2006.
Masscash"s trading profit return on sales of 2,2% compares with its medium-term target and its international benchmark of 3%.
Acquisitions
In October 2005, The Competition Commission recommended the prohibition of Massmart"s acquisition of 84,1% of Moresport for R403,8 million, first announced on 26 April 2005. In April 2006 The Competition Tribunal upheld this decision.
The parties and their advisors are of the view that the Commission and the Tribunal erred in their analysis and decisions, failing to show how the merged entity could possibly undermine competition or impinge negatively on any stakeholder, none of whom were opposed to the transaction.
Massmart wished to proceed with the appeal against the Tribunal"s decision but it was possible that a ruling would only be handed down in September 2006 or later, 16 months or more after the transaction was entered into. This presented the Sellers (Vestacor, Nedbank and Moresport management) with a diminution of relative value and with challenges relating to the management and growth of Moresport within the constraints of a sale agreement. The Seller"s position became untenable and they decided not to proceed with an appeal. The parties

therefore agreed to terminate all agreements between them with effect from May 2006.

Sustainability

Board leadership

During May 2006 the Board announced that Grant Pattison would be appointed Chief Executive Officer Designate with effect from 1 June 2006 and would succeed Mark Lamberti as Chief Executive Officer when the latter"s contract expired on 30 June 2007. The Board also announced that on 1 July 2007, Mark Lamberti would be appointed non-executive Chairman of the Board and Christopher Seabrooke, currently independent non-executive Chairman, would be appointed non-executive Deputy Chairman, retaining his position as lead independent non-executive director.

These decisions were a consequence of a succession process which commenced some years ago and we are pleased to have devised an innovative, inclusive approach, which enabled all key decision makers to reach an informed, confident, unanimous conclusion in a realm where few worthy precedents exist.

Empowerment Transaction

On 14 July 2006, shareholders approved a R1 billion, company funded transaction whereby shares equivalent to approximately 10% of Massmart"s issued share capital pre-dilution will be issued to two trusts representing approximately 14 500 members of Massmart"s permanent general staff and previously disadvantaged managers in South Africa. 83% of all beneficiaries are previously disadvantaged individuals.

The transaction which extends dividend and voting rights to general staff, and voting rights to previously disadvantaged managers, will cost the company R235 million over six years representing a 2% dilution to shareholders. During the current year the transaction will reduce earnings by 18,6 cents per share.

This transaction, the most significant in Massmart"s history, was motivated by the Board"s firm belief that Massmart has a responsibility to contribute towards the redress of the economic divide. Together with our commitment to create sustainable employment, this transaction will assist thousands of previously disadvantaged South Africans to live a better life, as their participation as equity owners enables them to accumulate wealth aligned with the progress and success of the company.

HIV/AIDS

In addition to our considerable investment in the prevention of HIV/AIDS through education and training, we have attempted to mitigate the impact of the AIDS pandemic by providing free medical attention and Anti-retroviral medication to members of our staff who are HIV-positive.

Massmart"s people

Throughout the past year, in every division, store, department and office, the people of Massmart dedicated themselves to the simple but challenging objective of improving the experience of the tens of millions of customers who shop in our stores. The way we choose to do this is not easy. Our founding promise of low price can only be sustained by very high volumes, increased productivity and lower costs, and very often our hardest and most important work takes place when non-retailers are at leisure.

We never take this for granted.

The contribution of each of our 22 000 Massmart colleagues is manifest not only in these outstanding results but also in the considerable progress we made towards enhancing the Group"s portfolio for sustained performance in the future and we thank every one of you.

Prospects

In justifying its 0,5% August 2006 increase of the repo rate, the Reserve Bank cited concerns about food and fuel inflation, and the strength of consumer spending on credit. While rate increases and food and fuel inflation can be expected to subdue discretionary spending over the coming months, it is very difficult to predict the likely impact of excessive consumer credit on retail sales.

Firstly, known private sector credit extension statistics represent the average, and secondly there is a dearth of data on consumer"s exposure to retailers" credit. The feared scenario is obviously that higher rates and commodity prices will result in broad-based default and a precipitous fall in consumer

expenditure. There is no hard evidence to support this outlook and indeed recent trends, including the excellent trading for the first eight weeks of the current financial year suggests a promising Christmas season, which will include the sales of 12 new stores planned to open before then.

Our current view is therefore that Massmart will enjoy a good first half and will comfortably exceed its budgeted earnings per share for the year to June 2007 with earnings growth well ahead of sales growth.

For the eight weeks to 20 August 2006, total sales grew 12,9% and comparable store sales grew 10,9%, with profit growth significantly ahead of sales growth and last year.

Distribution and dividend policy

Massmart"s dividend policy is to declare and pay an interim and final dividend representing a two times dividend cover unless circumstances dictate otherwise. It should be noted that the accounting changes processed retrospectively to the 2005 financial figures reduced the reported dividend growth. In the absence of any further material accounting changes, the future dividend growth should more closely approximate growth of headline earnings.

Notice is hereby given that a final dividend of 80 cents per share in respect of the period ended 25 June 2006 has been declared payable to the holders of ordinary shares recorded in the books of the company on Friday, 15 September 2006. The last day to trade cum dividend will therefore be Friday, 8 September 2006 and Massmart shares will trade ex dividend from Monday, 11 September 2006. Payment of the dividend will be made on Monday, 18 September 2006. Share certificates may not be dematerialised or rematerialised between Monday, 11 September 2006 and Friday, 15 September 2006, both days inclusive.

On behalf of the Board

Mark J Lamberti — Deputy Chairman and Chief Executive Officer

Guy Hayward — Chief Financial Officer

23 August 2006

Balance sheet

Rm	June 2006 (Reviewed)	Restated June 2005 (Reviewed)	% change	As previously reported June 2005 (Audited)
Assets				
Non-current assets	3 034,1	2 769,6		2 741,7
Property, plant and equipment	944,3	802,6	17,7	918,9
Goodwill and other intangible assets	1 298,7	1 261,4		1 149,9
Investments and loans	381,6	275,1		278,7
Deferred tax	409,5	430,5		394,2
Current assets	6 584,3	5 363,6		5 347,5
Inventories	3 221,0	2 677,0	20,3	2 658,0
Accounts receivable and prepayments	1 921,7	1 844,7		1 848,4
Cash and bank balances	1 441,6	841,9		841,1
Total	9 618,4	8 133,2		8 089,2
Equity and liabilities				
Total equity	1 952,4	1 559,0		1 652,7
Equity attributable to equity holders of the parent	1 901,8	1 521,3	25,0	1 616,2
Minority interest	50,6	37,7		36,5
Non-current liabilities	1 133,8	744,5		741,7
Non-current liabilities - interest-bearing	519,7	140,0		139,8
Other non-current liabilities and provisions	516,9	504,4		504,4
Deferred tax	97,2	100,1		97,5
Current liabilities	6 532,2	5 829,7		5 694,8

Accounts payable and accruals	6 291,9	5 295,9	18,8	5 166,0
Bank overdraft and short-term borrowings	240,3	533,8		528,8
Total	9 618,4	8 133,2		8 089,2

Income statement

		Restated		As previously reported
	Year ended	Year ended		Year ended
June 2006 June 2005		June 2005		
Rm	(Reviewed)	(Reviewed)	% change	(Audited)
Continuing operations				
Revenue	30 129,1	25 517,1	18,1	25 764,8
Sales	29 805,7	25 381,5	17,4	25 632,8
Cost of sales (note 7)	(24 650,0)	(21 202,0)	16,3	(21 988,7)
Gross profit	5 155,7	4 179,5	23,4	3 644,1
Depreciation and amortisation	(202,9)	(157,5)	28,8	(155,9)
Impairment of assets (note 12)	(5,4)	-		-
Employment costs	(2 079,0)	(1 656,7)	25,5	(1 634,0)
Occupancy costs	(740,5)	(644,0)	15,0	(643,3)
Net operating costs	(799,8)	(729,0)	9,7	(189,7)
Operating profit	1 328,1	992,3	33,8	1 021,2
Finance costs	(95,9)	(69,1)	38,8	(67,7)
Finance income	63,7	48,9	30,3	48,5
Net interest paid	(32,2)	(20,2)	59,4	(19,2)
Profit before taxation	1 295,9	972,1	33,3	1 002,0
Taxation (note 13)	(444,6)	(307,5)	44,6	(310,9)
Profit for the year from continuing operations	851,3	664,6	28,1	691,1
Discontinued operations:				
Net profit/(loss) for the year (note 16)	3,7	(82,1)		(82,1)
Loss on disposal (note 16)	(1,8)	-		-
Profit for the year	853,2	582,5	46,5	609,0
Attributable to:				
Equity holders of the parent	828,5	580,1	42,8	606,8
Minority interest	24,7	2,4		2,2
853,2 582,5		609,0		
Basic EPS (cents)	415,3	291,5	42,5	304,9
Basic EPS from continuing operations (cents)	414,3	332,8		346,2
Basic EPS from discontinued operations (cents)	1,0	(41,3)		(41,3)
Diluted basic EPS (cents)	404,4	281,5	43,7	294,6
Diluted basic EPS from continuing operations (cents)	403,4	321,3		334,4
Diluted basic EPS from discontinued operations (cents)	1,0	(39,8)		(39,8)
Dividend (cents):				
- Interim	130,0	111,0	17,1	111,0

- Final	80,0	72,0	11,1	72,0
- Total	210,0	183,0	14,8	183,0
Reconciliation of net profit for the year to headline earnings				
Net profit attributable to equity holders of the parent	828,5	580,1		606,8
Impairment of assets (note 12)	3,8	72,4		72,4
Write-off costs incurred on acquisition (note 14)	3,3	-		-
Loss on disposal of discontinued operation (note 16)	1,8	-		-
Profit on disposal of fixed assets	(0,8)	(0,6)		(0,6)
Headline earnings	836,6	651,9	28,3	678,6
Headline EPS (cents)	419,3	327,6	28,0	341,0
Diluted headline EPS (cents)	408,3	316,4	29,0	329,3

IFRS and other adjustments

	Year ended June 2005	June 2005	June 2004
(Reviewed)	(Reviewed)	(Reviewed)	
		Equity attributable to equity holders of the parent	
Rm	Net profit for the year		
As previously reported	606,8	1 616,2	1 429,8
	(26,7)	(94,9)	(80,1)
IFRS 2 Share-based Payment (note 2)	(17,0)	-	-
IAS 21 The Effects of Changes in Foreign Exchange Rates (note 3)	1,4	(9,5)	(10,5)
IAS 27 Consolidated and Separate Financial Statements (note 4)	1,4	3,8	7,1
Extended warranty (note 5)	(12,5)	(72,3)	(59,8)
Valuation of financial assets (note 6)	-	(16,9)	(16,9)
	580,1	1 521,3	1 349,7

Cash flow statement

	Year ended June 2006	Restated Year ended June 2005	As previously reported Year ended June 2005
Rm	(Reviewed)	(Reviewed)	(Audited)
Cash inflow from trading	1 546,8	1 136,5	1 148,7
Working capital movement	260,4	110,5	97,9
Cash flow from operations	1 807,2	1 247,0	1 246,6
Taxation paid	(487,4)	(337,5)	(334,4)
Net interest paid	(32,7)	(22,0)	(21,0)
Investment income	34,6	35,2	35,2
Dividends paid and share premium distribution	(402,8)	(416,4)	(416,4)
Cash inflow from operating activities	918,9	506,3	510,0

Net replacement of fixed assets	(170,2)	(251,0)	(250,7)
Investment in fixed assets	(184,1)	(157,6)	(156,4)
Businesses acquired	-	(685,0)	(685,0)
Disposal of subsidiary	25,7	-	-
Other investing activities	(130,9)	(16,9)	(16,9)
Cash outflow from investing activities	(459,5)	(1 110,5)	(1 109,0)
Cash inflow/(outflow) from financing activities	506,0	(22,6)	(22,6)
Net increase/(decrease) in cash and cash equivalents	965,4	(626,8)	(621,6)
Foreign exchange losses taken to statement of changes in equity	6,1	5,4	5,4
Opening cash and cash equivalents	404,8	1 026,2	1 025,2
Closing cash and cash equivalents	1 376,3	404,8	409,0

Statement of changes in equity

Year ended June 2006 (Reviewed)

Rm	Ordinary share capital	Share premium	General non-distributable reserve	Retained profit	Equity attributable to equity holders of the parent	Minority interest	Total
Opening balance	2,0	209,4	122,1	1 187,8	1 521,3	37,7	1 559,0
Exchange differences and hyperinflation movements	-	-	9,7	-	9,7	-	9,7
Dividends paid and share premium distribution	-	-	-	(402,8)	(402,8)	-	(402,8)
Profit for the year	-	-	-	828,5	828,5	24,7	853,2
Changes in minority interests and distribution to minorities	-	-	-	-	-	(11,8)	(11,8)
Release of deferred taxation on trademarks	-	-	(5,8)	5,8	-	-	-
Reduction							

of deferred tax asset	-	-	-	(33,7)	(33,7)	-	(33,7)
Shares issued	-	71,5	-	-	71,5	-	71,5
Net movement of treasury shares	-	(18,3)	-	-	(18,3)	-	(18,3)
Share trust loss	-	-	17,4	(91,8)	(74,4)	-	(74,4)
Total	2,0	262,6	143,4	1 493,8	1 901,8	50,6	1 952,4
Year ended June 2005 (Reviewed)							
Opening balance as previously reported	2,0	356,4	101,5	969,9	1 429,8	31,7	1 461,5
Prior period adjustment	-	-	10,2	(90,3)	(80,1)	1,7	(78,4)
Opening balance restated	2,0	356,4	111,7	879,6	1 349,7	33,4	1 383,1
Exchange differences and hyperinflation movements	-	-	(0,6)	-	(0,6)	-	(0,6)
Dividends paid and share premium distribution	-	(195,3)	-	(221,1)	(416,4)	-	(416,4)
Profit for the year	-	-	-	580,1	580,1	2,4	582,5
Changes in minority interests and distribution to minorities	-	-	-	-	-	1,9	1,9
Release of deferred taxation on trademarks	-	-	(6,0)	6,0	-	-	-
Shares issued	-	18,8	-	-	18,8	-	18,8
Net movement of treasury shares	-	29,5	-	-	29,5	-	29,5
Share trust loss	-	-	17,0	(56,8)	(39,8)	-	(39,8)
Total	2,0	209,4	122,1	1 187,8	1 521,3	37,7	1 559,0

Additional information

Rm	Year ended June 2006 (Reviewed)	Restated Year ended June 2005 (Reviewed)	As previously reported Year ended June 2005 (Audited)
Net asset value per share (cents)	946,0	762,0	809,6
Ordinary shares (000"s):			

- In issue	201 041	199 641	199 641
- Weighted-average	199 507	199 010	199 010
- Diluted weighted-average	204 886	206 060	206 060
Capital expenditure			
- Authorised and committed	183,0	114,6	114,6
- Authorised not committed	143,0	230,5	230,5
Acquisition commitment	-	480,0	480,0
Contingent liabilities	-	1,5	1,5
Operating lease commitments (2006 - 2022)	5 977,2	4 862,1	4 862,1
US dollar exchange rates - year end	7,48	6,73	6,73
- average	6,42	6,21	6,21

Notes

1. The Group adopted International Financial Reporting Standards (IFRS) effective for the reporting period ended 30 June 2006. Comparative results have been restated.

2. In accordance with IFRS 2 Share-based Payment, the Group has recognised an expense in the income statement for share options granted to employees, with a corresponding credit to equity, representing the fair value of outstanding employee share options. The fair value at grant date is charged to profit or loss over the relevant vesting periods, adjusted to reflect actual and expected vesting levels. Fair value is determined using the Binomial model. The IFRS 1 First-time Adoption of International Financial Reporting Standards exemption was elected, resulting in the inclusion of equity instruments granted after 7 November 2002 that vested after 1 January 2005 in the valuation. The current year IFRS 2 charge is R17,4 million (2005: R17,0 million), with no tax relief.

3. International Accounting Standard (IAS) 21 The Effects of Changes in Foreign Exchange Rates introduced the concept of "functional currency". This change primarily affected the accounting for the African operations of Massdiscounters, where there was a reclassification of certain foreign exchange gains and losses from the income statement to the foreign currency translation reserve (FCTR) in the balance sheet. The IFRS 1 exemption was elected, which had the effect of eliminating the FCTR on the date of transition to IFRS (being 1 July 2004).

4. IAS 27 Consolidated and Separate Financial Statements removed the exclusion of a subsidiary from consolidation when there are severe long-term restrictions that impair a subsidiary"s ability to transfer funds to the parent. As a result, Makro Zimbabwe has been consolidated retrospectively. Makro Zimbabwe operates in a hyperinflationary environment, and thus the principles of IAS 29 Financial Reporting in Hyperinflationary Economies have been applied. The financial impact on net profit attributable to equity holders of the parent for June 2006 is a loss of R1,1 million (R1,4 million profit in 2005).

5. The Group amended its accounting policy for the treatment of extended warranty protection provided on the sale of goods and products. This was done with guidance from Financial Accounting Standards Board (FASB) technical bulletin FTB 90-1 Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts which clarified that revenue from separately priced extended warranty contracts should be deferred and recognised in income on a straight-line basis over the contract period.

6. In terms of IAS 39 Financial Instruments: Recognition and Measurement, certain financial assets have been present valued using the effective interest rate method.

7. The results have been restated following Circular 9/2006 Transactions giving rise to Adjustments to Revenue/Purchases, issued by SAICA in May 2006. This circular provided clarity on the accounting treatment for cash discounts, settlement discounts, rebates and extended payment terms which are in line with the accounting treatment required by IAS 18 Revenue and IAS 2 Inventories. The effect on the Group has been a reallocation increasing other operating costs and reducing cost of sales by R586,0 million (2005: R523,1 million).

8. The results have been restated for the exclusion of Shield"s indirect sales. The effect on the Group has been a decrease in sales and cost of sales of R371,7 million (2005: R363,7 million).

9. These financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, using accounting policies that are in line with

IFRS and consistently applied to prior periods, except for the change in definition for segmental reporting for which the comparatives have been restated. Refer to note 15.

10. The net realised and unrealised foreign exchange translation gains added to trading profit amounted to R33,3 million (2005: R25,4 million).

11. The operating lease smoothing adjustment expensed in the period was R35,7 million after tax (2005: R53,7 million).

12. The impairment of assets in the current year relates to the write-off of IT software at CBW, and in the prior year relates to the goodwill included in discontinued operations.

13. The Group tax rate of 34,3% (2005: 31,6%) is high due to STC of 3,2% (2005: 2,2%) and the full impairment of the Game Mauritius deferred tax asset of R20,0 million.

14. Capital costs written off due to The Competition Tribunal prohibiting the acquisition of Moresport.

15. For segmental reporting purposes, Massbuild, comprising Builders Warehouse, Federated Timbers, De La Rey and Servistar, is now excluded from the Masswarehouse division and disclosed separately. The Masswarehouse results on the previous basis of reporting would have been:

	June 2006			Restated June 2005		
	Trading Sales	Trading PBIT	PBT	Trading Sales	Trading PBIT	PBT
Masswarehouse	11 553,9	578,5	614,7	8 688,3	318,0	341,4

As previously reported June 2005	Sales	Trading PBIT	Trading PBT
Masswarehouse	8 575,9	321,3	345,7

16. Furnex (a division of Masscash) was disposed of effective 1 March 2006. The sale was accounted for in accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations. Results from the discontinued operation were as follows:

Discontinued operations	Sales	Trading profit	Goodwill impairment	PBT	Taxation	PAT
June 2006 (8 months)	480,0	7,0	-	6,5	(2,8)	3,7
June 2005 (12 months)	928,6	(11,8)	(72,4)	(86,0)	3,9	(82,1)

Furnex was not affected by any restatements, and as such, only one set of results have been presented for 2005.

17. During the year, the Group acquired two additional mid-term loans, amounting to R500 million, to fund the acquisition of additional assets of the business at an effective average interest rate of 8,81%. The effect of the above on both earnings per share and headline earnings per share is a charge of 20,62 cents per share.

18. Due to Christmas trading, Massmart"s earnings are weighted towards the six months to December.

19. These results have been reviewed by independent external auditors Deloitte & Touche and their unqualified review opinion is available for inspection at the registered office.

Directorate: CS Seabrooke (Chairman), MJ Lamberti* (Deputy Chairman and Chief Executive Officer), MD Brand, ZL Combi, GRC Hayward*,
JC Hodkinson**, P Langeni, IN Matthews, P Maw, DNM Mokhobo, S Nothnagel*, GM Pattison*, MJ Rubin * Executive ** United Kingdom

Registered office: Massmart House, 16 Peltier Drive, Sunninghill Extension 6, 2191, Company secretary: A Cimring, Registered auditors: Deloitte & Touche

For more information: www.massmart.co.za

24 August 2006

Johannesburg

Sponsor to Massmart:

Deutsche Securities (SA) (Proprietary) Limited
Date: 24/08/2006 07:02:21 AM Produced by the JSE SENS Department

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Massmart - Notification of Subsidiary Directors de **29 Aug 2006**

MSM
MSM
Massmart - Notification of Subsidiary Director"s dealing in securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")

Notification of Subsidiary Director"s dealing in Massmart securities

In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by a director of a subsidiary company:

Director: John Loomes
Subsidiary: Masstrade
Number of securities: 19,315
Class of security: Ordinary
Nature of interest: Direct, beneficial
Nature of transaction: Exercise of options / sale of shares
Date : 25 August 2006
i) Nature of transaction: Exercise of options
No: 2,079
Price: R 29.87 per option
ii) Nature of transaction: Exercise of options
No: 17,236
Price: R 19.14 per option
iii) Nature of transaction: Sale of shares
Price: R 52.8813
Total transaction value: R1,021,402.31

Shareholding : The shares sold represent 16.62% Mr Loomes" Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Loomes still holds 96,917 Massmart shares or options".

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.

29 August 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited

Date: 29/08/2006 03:35:03 PM Produced by the JSE SENS Department

Massmart - Directors dealings 13 Sep 2006

MSM
MSM
Massmart - Directors dealings
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Director"s dealing in Massmart securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by a director of the company:

Director:	Christopher Stefan Seabrooke
Number of securities:	100,000
Class of security:	Ordinary
Nature of interest:	Indirect beneficial/non-beneficial
Nature of transaction:	Purchase
Date:	12 September 2006
Purchase Price:	R52.3690 per share
Transaction value:	R5 236 900
Prior authority to transact:	Obtained

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
13 September 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 13/09/2006 01:57:06 PM Produced by the JSE SENS Department

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Massmart - Notification of Subsidiary Directors de **5 Oct 2006**

MSM
MSM
Massmart - Notification of Subsidiary Director"s dealing in Massmart securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Subsidiary Director"s dealing in Massmart securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by a director of a subsidiary company:

Director	:	Mathulwane Mpshe
Subsidiary	:	Makro
Number of securities	:	15,000
Class of security	:	Ordinary
Nature of interest	:	Direct, beneficial
Nature of transaction	:	Exercise of options / sale of shares
Date	:	4 October 2006
Nature of transaction	:	Exercise of options
No : 15,000		
Price	:	R 28.20 per option
Nature of transaction	:	Sale of shares
		Price: R 57.50
Total transaction value	:	R 862,500.00

Shareholding : The shares sold represent 19.76% of Ms Mpshe"s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Ms Mpshe still holds 60,898 Massmart shares or options".
The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
5 October 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 05/10/2006 04:57:11 PM Produced by the JSE SENS Department

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Massmart - Subsidiary Directors dealing in Massmar **18 Oct 2006**

MSM
MSM

Massmart - Subsidiary Director"s dealing in Massmart securities

Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")

Notification of a Subsidiary Director"s dealing in Massmart securities

In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by a director of a subsidiary company:

Director:	Robert Barrell
Subsidiary:	Massdiscounters
Number of securities:	32,122
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Exercise of options / sale of shares
Date:	17 October 2006
Nature of transaction:	Exercise of options
No:	8,627
Price:	R13.88 per option
Nature of transaction:	Exercise of options
No:	4,085
Price:	R29.87 per option
Nature of transaction:	Exercise of options
No:	6,910
Price:	R18.98 per option
Nature of transaction:	Exercise of options
No:	12,500
Price:	R10.95 per option
Nature of transaction:	Sale of shares
No:	32,122
Price:	R59.00
Total transaction value:	R1,895,198.00
Shareholding:	The shares sold represent 36.01% of Mr Barrell"s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Barrell still holds 57,079 Massmart shares or options".

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.

18 October 2006
Johannesburg

Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited

Date: 18/10/2006 11:25:03 AM Produced by the JSE SENS Department

Please see the Redweld provided for this document

Massmart Holdings Limited - No Change Statement An **30 Oct 2006**

MSM
MSM
Massmart Holdings Limited - No Change Statement And Annual General Meeting
MASSMART HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1940/014066/06)
Share Code: MSM
ISIN Code: ZAE000029534
("Massmart" or "the Company")
NO CHANGE STATEMENT AND ANNUAL GENERAL MEETING
Shareholders are advised that Massmart"s annual financial statements for the year ended 30 June 2006 were today posted to shareholders and contain no modifications to the reviewed results, which were published on 24 August 2006.
Deloitte & Touche audited the annual financial statements of Massmart and their unqualified report is available for inspection at the registered offices of the Company.
ANNUAL GENERAL MEETING
Notice is hereby given that the annual general meeting of the Company will be held at 08h30 on Wednesday, 22 November 2006, at the offices of the Company, to transact the business as stated in the notice of the annual general meeting.
Johannesburg
30 October 2006
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited
Date: 30/10/2006 03:01:55 PM Produced by the JSE SENS Department

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Massmart - Prospects **31 Oct 2006**

MSM
MSM
Massmart - Prospects
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1940/014066/06)
Share Code: MSM
ISIN Code: ZAE000029534
("Massmart" or "the Company")
Prospects
The following prospects were included in the Annual Report posted to the shareholders of Massmart today:
It can be expected that a tightening of the monetary policy in response to gradually increasing inflation will slow the extraordinary rate of retail sales growth that South Africa has enjoyed in recent years. There is as yet no evidence of slower growth in Massmart"s sales and indeed recent trends suggest a promising Christmas season, which will include the sales of 12 new stores planned to open before then. Our current view is therefore that Massmart will enjoy a good first half with sales and profit growth ahead of that of the comparable period in 2005 and with earnings well ahead of sales growth for the year to June 2007.
Looking beyond this, shareholders should be mindful of two important facts. The first is that as a cash retailer, Massmart"s value proposition has traditionally become relatively more attractive to consumers in periods of higher interest rates. The second is that company initiated growth and profit initiatives have historically had a greater impact on Massmart"s sales and profit performance than economic cycles.
For the 15 weeks to 8 October 2006, total sales grew 16.2% and comparable store sales grew 12.9% with profit growth significantly ahead of sales growth and last year. Inflation for the same period was 3.8%.
Johannesburg
31 October 2006
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited
Date: 31/10/2006 08:10:25 AM Produced by the JSE SENS Department

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Massmart - Appoints additional independent non-exe **2 Nov 2006**

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MSM
Massmart - Appoints additional independent non-executive directors to its Board
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1940/014066/06)
Share Code: MSM
ISIN Code: ZAE000029534
("Massmart" or "the Company")
Massmart appoints additional independent non-executive directors to its Board
The Board of Massmart is pleased to announce that with effect from the 1st November 2006, Dr Nolulamo Nobambiswano (Lulu) Gwagwa and Mr Kuseni D Dlamini have been appointed to the Board as independent, non-executive directors. Dr Lulu Gwagwa is the Chief Operating Officer of Lereko Investments and Mr Kuseni D Dlamini is the Executive Chairman of the Richards Bay Coal Terminal. (A brief profile for each of the new appointees is to be found at the end of this announcement).
After these appointments, the Board will be constituted as follows:
Independent, non-executive directors
Mr Chris Seabrooke (Chairman)
Mr Dods Brand
Mr Zitulele ("KK") Combi
Mr Kuseni Dlamini
Dr Lulu Gwagwa
Mr James (Jim) Hodkinson
Ms Phumzile Langeni
Mr Nigel Matthews
Mr Peter Maw
Ms Dawn Mokhobo
Mr Michael Rubin
Executive directors
Mr Mark Lamberti (Chief Executive Officer and Deputy Chairman)
Mr Grant Pattison (Deputy CEO and CEO designate)
Mr Guy Hayward (Chief Financial Officer)
Mr Stephanus Nothnagel (Chief Operating Officer)
Profiles of appointees
Dr Nolulamo Nobambiswano (Lulu) Gwagwa
Dr Lulu Gwagwa is the Chief Operating Office of Lereko Investments. Dr Gwagwa has a Masters degree in Town and Regional Planning from the University of Natal, an MSc (cum laude) from the London School of Economics and Political Science, and a PhD from University College, London.
In 1995 Lulu was appointed as Deputy Director General in the Department of Public Works to establish the National Public Works Programme. Lulu completed a five-year term as CEO of Independent Development Trust ("IDT") in 2003, and has served on various government commissions, including the Commission for the Delineation and Demarcation of Provincial Boundaries and the Ministerial Advisory Committee on Local Government Transformation. She serves as a non-executive director on the following boards: the Airports Company of South Africa, FirstRand, the Development Bank of Southern Africa and Sun International. She was a finalist in the 2001 Nedbank Business Women of the Year awards.
Mr Kuseni D Dlamini
Mr Kuseni Dlamini is the Executive Chairman of the Richards Bay Coal Terminal, the single largest export coal terminal in the world. After graduating, cum laude, for his BA (Honours) Degree at Natal University in Durban, Kuseni was selected to be a Rhodes Scholar at Oxford University, where he read for his Master of Philosophy (MPhil) Degree between 1994 and 1996.
Kuseni previously worked in senior management roles for De Beers in South Africa and at the Diamond Trading Company in London. Kuseni joined AngloGold Ashanti as its Human Resources Head in 2003 and was appointed to his current position in 2005. He is a non-executive director of the Mvelaphanda Group Ltd, Teba Ltd and

the National Business Initiative (NBI). He is also a member of the National Council of the South African Institute of International Affairs (SAIIA), based at Wits University.

By order of the Board

Johannesburg

2 November 2006

Sponsor: Deutsche Securities (SA) (Proprietary) Limited

Date: 02/11/2006 10:54:07 AM Produced by the JSE SENS Department

Massmart - Directors Dealings 2 Nov 2006

MSM
MSM
Massmart - Director"s Dealings
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
Share code: MSM
ISIN: ZAE000029534
("Massmart" or "the company")
Notification of Subsidiary Director"s dealing in Massmart securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by a director of a subsidiary company:

Director:	Alison Lambert
Subsidiary:	Massbuild
Number of securities:	50,000
Class of security:	Ordinary
Nature of transaction:	Sale of shares
Price:	R59.3770
Total transaction value:	R2,968,850.00
Date:	1 November 2006
Nature of interest:	Direct, beneficial

Shareholding: the shares sold represent 29.48% of Ms Lambert"s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Ms Lambert still holds 119,600 Massmart shares or options.
The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
2 November 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 02/11/2006 03:58:48 PM Produced by the JSE SENS Department

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Massmart - Notification of executive committee mem **6 Nov 2006**

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MSM
Massmart - Notification of executive committee member"s dealing in Massmart securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Executive Committee Member"s dealing in Massmart securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by an executive committee member of the company:

Executive Committee Member:	S Glendinning
Number of securities:	50,000
Class of security:	Ordinary
Nature of interest:	Direct/beneficial
Nature of transaction:	Sale of shares
Date:	3 November 2006
i) Nature of transaction:	Sale of shares
Date:	2 November 2006
No:	14,047
Price:	R 60.00
Total transaction value:	R842,820.00
ii) Nature of transaction:	Sale of shares
Date:	3 November 2006
No:	35,953
Price:	R 60.1239
Total transaction value:	R2,161,634.58

Shareholding: The shares sold represent 16.5% Mr Glendinning"s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Glendinning still holds 252,500 Massmart shares or options.
The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
6 November 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 06/11/2006 03:40:03 PM Produced by the JSE SENS Department

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Massmart - Directors dealings 6 Nov 2006

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MSM
Massmart - Directors dealings
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Director"s dealing in Massmart securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by a director of the company:

Director:	Guy Hayward
Number of securities:	200,000
Class of security:	Ordinary
Nature of interest:	Direct/beneficial
Nature of transaction:	Exercise of options / sale of shares
Date:	3 November 2006
i) Nature of transaction:	Exercise of options
No:	200,000
Price:	R 10.95 per option
ii) Nature of transaction:	Sale of shares
No:	200,000
Price:	R 60.1239
Total transaction value:	R12,024,780.00

Shareholding: The shares sold represent 19% Mr Hayward"s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Hayward still holds 852,524 Massmart shares or options.
The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
6 November 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 06/11/2006 03:38:06 PM Produced by the JSE SENS Department

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Massmart - Notification of Subsidiary Directors de **10 Nov 2006**

MSM
MSM
Massmart - Notification of Subsidiary Director"s dealing in securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Subsidiary Director"s dealing in Massmart Holdings Limited securities
In compliance with rule 3.63 to 3.74 of the JSE Listing Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a director of the company:

Director:	G Lourens
Subsidiary:	Masswarehouse
Number of securities:	22,771
Class of security:	Ordinary
Nature of interest:	Direct,beneficial
Nature of transaction:	Exercise of Options / Sale of shares
Date:	8 November 2006
i) Nature of transaction:	Exercise of options
No:	7,852
Price:	R 13.88 per option
ii) Nature of transaction:	Exercise of options
No:	2,373
Price:	R 29.87 per option
iii) Nature of transaction:	Exercise of options
No:	6,421
Price:	R 18.98 per option
iv) Nature of transaction:	Sale of shares
No:	22,771
Price:	R 61.5061
Total transaction value:	R1,397,272.89

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
10 November 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 10/11/2006 03:16:10 PM Produced by the JSE SENS Department

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Massmart - Notification of Subsidiary Directors de **10 Nov 2006**

MSM
MSM
Massmart - Notification of Subsidiary Director"s dealing in securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Subsidiary Director"s dealing in Massmart Holdings Limited securities
In compliance with rule 3.63 to 3.74 of the JSE Listing Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a director of the company:

Director:	M Jordan
Subsidiary:	Masswarehouse
Number of securities:	169,831
Class of security:	Ordinary
Nature of interest:	Direct,beneficial
Nature of transaction:	Exercise of Options / Sale of shares
Date:	9 November 2006
i) Nature of transaction:	Exercise of options
No:	72,331
Price:	R 12.37 per option
ii) Nature of transaction:	Exercise of options
No:	97,500
Price:	R 14.61 per option
iii) Nature of transaction:	Sale of shares
No:	169,831
Price:	R 62.1049
Total transaction value:	R 10,523,163.68

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
10 November 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 10/11/2006 03:21:02 PM Produced by the JSE SENS Department

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MSM

Massmart Holdings Limited - Notification of subsidiary director"s dealing in Massmart Holdings Limited securities

Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")

Notification of Subsidiary Director"s dealing in Massmart Holdings Limited securities

In compliance with rule 3.63 to 3.74 of the JSE Listing Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a director of a subsidiary company:

Director:	J Currie
Subsidiary:	Makro
Number of securities:	32,284
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Exercise of Options / Sale of shares
Date:	10 November 2006
i) Nature of transaction:	Exercise of options
No:	25,000
Price:	R 10.95 per option
ii) Nature of transaction:	Exercise of options
No:	4,108
Price:	R 18.98 per option
iii) Nature of transaction:	Exercise of options
No:	3,176
Price:	R 29.87 per option
iv) Nature of transaction:	Sale of shares
No:	32,284
Price:	R 61.9620
Total transaction value:	R2,000,381.21

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.

13 November 2006
Johannesburg

Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited

Date: 13/11/2006 03:00:06 PM Produced by the JSE SENS Department

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Massmart Holdings Limited - Notification of subsid **13 Nov 2006**

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MSM

Massmart Holdings Limited - Notification of subsidiary director"s dealing in Massmart Holdings Limited securities

Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")

Notification of Subsidiary Director"s dealing in Massmart Holdings Limited securities

In compliance with rule 3.63 to 3.74 of the JSE Listing Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a director of a subsidiary company:

Director:	M Jordan
Subsidiary:	Makro
Number of securities:	10,169
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Exercise of Options / Sale of shares
Date:	10 November 2006
i) Nature of transaction:	Exercise of options
No:	6,250
Price:	R 12.25 per option
ii) Nature of transaction:	Exercise of options
No:	3,919
Price:	R 12.37 per option
iv) Nature of transaction:	Sale of shares
No:	10,169
Price:	R62.00
Total transaction value:	R 630,478.00

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.

13 November 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited

Date: 13/11/2006 03:08:06 PM Produced by the JSE SENS Department

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Massmart Holdings Limited - Notification of direct **16 Nov 2006**

MSM
MSM
Massmart Holdings Limited - Notification of director"s dealing
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Director"s dealing in Massmart securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by a director of the company:

Director:	Mr MJ Lamberti
Class of security:	Ordinary
Nature of interest:	Indirect/non-beneficial
Date:	14 and 15 November 2006
i) Nature of transaction:	Sale of shares
Number of shares:	3,000,000
Average price:	R 62.9734
Total transaction value:	R188,920,200.00

Shareholding: The sale represents a portion of Mr. Lamberti"s holdings comprising:
* 401 746 shares purchased in the open market at an average price of R31 per share
* 2 598 254 purchased through the Massmart Holdings Limited Employee Share Trust at an average price of R7.30 per share

These shares have been disposed of as part of a portfolio rebalancing exercise prior to his retirement as CEO at the end of June 2007, and his appointment thereafter as Non-Executive Chairman.
Mr Lamberti still owns 2 034 537 shares.
Clearance obtained Yes
16 November 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 16/11/2006 08:19:04 AM Produced by the JSE SENS Department

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Massmart - Subsidiary Directors dealing in Massmar **16 Nov 2006**

MSM
MSM
Massmart - Subsidiary Director"s dealing in Massmart Holdings Limited securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Subsidiary Director"s dealing in Massmart Holdings Limited securities
In compliance with rule 3.63 to 3.74 of the JSE Listing Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a Director of a subsidiary company:

Director:	Chris Nezar
Subsidiary:	Makro
Number of securities:	37,250
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Exercise of Options / Sale of shares
Date:	15 November 2006
i) Nature of transaction:	Exercise of options
No:	37,250
Price:	R10.95 per option
ii) Nature of transaction:	Sale of shares
No:	37,250
Price:	R63.00
Total transaction value:	R2,346,750.00

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
16 November 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 16/11/2006 12:17:05 PM Produced by the JSE SENS Department

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Massmart - Executive Committee Members dealing in **16 Nov 2006**

MSM
MSM
Massmart - Executive Committee Member"s dealing in securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Executive Committee Member"s dealing in Massmart Holdings Limited securities
In compliance with rule 3.63 to 3.74 of the JSE Listing Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by an Executive Committee Member of the company:

Executive Committee Member:	S Glendinning
Number of securities:	75,000
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Sale of shares
i) Nature of transaction:	Sale of shares
Date:	15 November 2006
No:	75,000
Price:	R63.0114
Total transaction value:	R4,725,855.00

Shareholding: The shares sold represent 29.7% of Mr Glendinning"s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Glendinning still holds 177,500 Massmart shares or options.
The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
16 November 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 16/11/2006 12:28:06 PM Produced by the JSE SENS Department

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Massmart - Notification of subsidiary directors de **17 Nov 2006**

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MSM
Massmart - Notification of subsidiary director"s dealing in Massmart Holdings Limited securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Subsidiary Director"s dealing in Massmart Holdings Limited securities
In compliance with rule 3.63 to 3.74 of the JSE Listing Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a Director of a subsidiary company:
Director: Chris Nezar
Subsidiary: Makro
Number of securities: 23,025
Class of security: Ordinary
Nature of interest: Direct, beneficial
Nature of transaction: Exercise of Options / Sale of shares
Date: 16 November 2006
i) Nature of transaction: Exercise of options
No: 23,025
Price: R13.88 per option
ii) Nature of transaction: Sale of shares
No: 23,025
Price: R63.0202
Total transaction value: R1,451,040.11
The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
17 November 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 17/11/2006 12:14:04 PM Produced by the JSE SENS Department

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Massmart - Deputy Chairman and Chief Executives st **22 Nov 2006**

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MSM
Massmart - Deputy Chairman and Chief Executives statement
MASSMART HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1940/014066/06)
Share Code: MSM ISIN: ZAE000029534
("Massmart" or "the company")
Deputy Chairman and Chief Executives statement at the 2006 Annual General Meeting of the company

Environment

Although year on year retail sales growth at constant 2000 prices as reported by Stats SA peaked in October 2004 at 12.2%, it has remained high ever since. In 2005 it averaged a robust 6.6% and accelerated to 9% in the subsequent ten months to August 2006, substantially higher than the 6.4% recorded in the previous comparable period.

While this acceleration occurred contrary to the expectations of most commentators, it confirmed our long held view on the changing South African retail market. For over four years we have referred to the "structural" factors which are enhancing the amplitude and duration of the current cycle, which has now endured for over five years. The transformation of our society, manifest most visibly in increasing workplace equity, has irrevocably altered the profile of the South African consumer economy. This, together with the adept fiscal and monetary management which our Government continues to demonstrate, has created a solid platform for competent retailers.

Progress

Against this background, I am pleased to report to shareholders on Massmart"s considerable progress since our 2005 Annual General Meeting.

Much of our achievement over the past twelve months is captured in the Massmart 2006 Annual Report, which describes how strategic evolution, structural development and operational control converged to produce a group-wide record performance in the year to June 2006.

Besides raising our general level of disclosure and sustainability reporting to new heights, the report comments extensively on a number of developments that will influence the performance and value of Massmart for many years to come.

Most notable among these were:

the Massbuild definition of the strategy, structure, formats, footprint and brands necessary to integrate the building assets acquired over the past three years, as a national "Builders" chain under a unified management team

a succession process which culminated in the appointment of Grant Pattison as CEO Designate from 1st June 2006 to succeed me as CEO on 1st July 2007 and

the R1billion staff empowerment transaction, which provides 14 500 staff members with ownership of approximately 10% of Massmart, including rights to vote and earn dividends.

These seminal developments were underpinned by two dominant strategic themes which drove sales growth and profitability as reported on for the year to June but continue to do so in the current year. The first, the pursuit of high comparable sales growth as a foundation for aggressive new store development, is manifest since June in gradually improving real comparable store growth and 10 new stores (including a new format Dion Wired store) that will be opened before Christmas. The second, the elimination of cost and complexity through the simplification of the structures and processes of the Group, continues apace with investment in systems, the disposal or integration of smaller businesses and the optimal deployment of talented management across four large, clearly focussed divisions, each a leader in its chosen market segment.

After 21 weeks of trading in the current financial year, all Massmart divisions are enjoying strong sales growth and considerably stronger profit growth.

Board Appointments

We are pleased to welcome Ms. Lulu Gwagwa and Mr. Kuseni Dlamini to the Massmart board with effect from the 1st November 2006. The fifteen member Massmart board

now comprises four executive directors and eleven independent non-executive directors who have a broad range of strategic, financial, retail, human capital and socio-political expertise. The diversity of the Board is further enhanced by the fact that three of these directors are Black women and two Black men.

Sale of shares

Since the last Annual General Meeting, in anticipation of my transition from Chief Executive to Non-Executive Chairman in July 2007, I have disposed of a portion of my Massmart shares, the most recent tranche last week. While my preference would have been to retain my investment in Massmart, my view is that in my future role as Non-Executive Chairman, my independence as well as my interface and relationships with the Board and Executives will be enhanced by a lesser shareholding.

Prospects

Although it can be expected that the tightening of monetary policy in response to gradually rising inflation will slow the extraordinary rate of retail sales growth, not all retailers will be affected equally. Massmart is uniquely positioned in South African retail. Any susceptibility to economic cycles resulting from its leadership in the general merchandise and home improvement sectors (52% of Group sales), is mitigated both by its participation in wholesale food and its cash profile (consumer credit constitutes only 1.2% of Group sales). Massmart cannot be compared to the furniture or fashion credit retailers who are more cyclical or the food retailers who are less so.

This time last year we predicted that the growth of retail sales (particularly credit sales) would decline gradually as the South African Reserve Bank raised interest rates. Recent reports from credit retailers confirm this but Massmart has yet to see any decline in comparable store and total sales growth.

With weighted inflation across the Group of 3%, sales from continuing operations for the 21 weeks to the 19th November 2006 grew 16.7% and comparable store sales grew 12.6% both significantly higher than at this time last year. Sales before new stores opened in the current year grew 16%.

There is every indication that this will be an exceptional Christmas for Massmart. In each division the merchandise proposition is innovative and well priced, the marketing appeal is focussed and pervasive, and control of supply chain, expenses and working capital is at an all time high. Given the current pace of consumer activity in our 236 stores and the operational efficiency of our business, Massmart will enjoy a good first half with sales growth ahead of the comparable period in 2005, and higher profit margins notwithstanding an 8.6 cents per share IFRS 2 charge arising from Thuthukani, our Black Economic Empowerment transaction.

While it is difficult to predict the impact of rising interest rates on sales growth in the second half, we remain confident that profits will grow at a much higher rate than sales for the full year notwithstanding a 21.3 cents per share charge arising from Thuthukani.

MARK J. LAMBERTI

Johannesburg

22 November 2006

Date: 22/11/2006 09:21:05 AM Produced by the JSE SENS Department

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Massmart - Results of Annual General Meeting **22 Nov 2006**

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MSM
Massmart - Results of Annual General Meeting
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1940/014066/06)
Share Code: MSM ISIN: ZAE000029534
("Massmart" or "the Company")
RESULTS OF ANNUAL GENERAL MEETING
Shareholders are advised that at the Massmart Annual General Meeting held on Wednesday 22 November 2006, the requisite majority of shareholders passed all the ordinary resolutions and the special resolution, as set out in the notice of meeting dated 17 October 2006. The special resolution will be lodged with the Companies and Intellectual Property Registration Office for registration.
Johannesburg
22 November 2006
Sponsor: Deutsche Securities (SA) (Proprietary) Limited
Date: 22/11/2006 11:03:04 AM Produced by the JSE SENS Department

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Massmart - Change Of Company Secretary **22 Nov 2006**

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MSM
Massmart - Change Of Company Secretary
MASSMART HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1940/014066/06)
Share Code: MSM & ISIN: ZAE000029534
("Massmart" or "the Company")
CHANGE OF COMPANY SECRETARY
In compliance with paragraph 3.59 of the Listings Requirements of the JSE Limited, the Company advises herewith that Mr Aubrey Cimring has resigned as company secretary and Mr Ilan Zwarenstein has been appointed in his place with effect from 22 November 2006.
Johannesburg
22 November 2006
Sponsor: Deutsche Securities (SA) (Proprietary) Limited
Date: 22/11/2006 11:20:24 AM Produced by the JSE SENS Department

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Massmart - Notification of executive committee mem **23 Nov 2006**

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MSM
Massmart - Notification of executive committee member"s dealing in Massmart Holdings Limited securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Executive Committee Member"s dealing in Massmart Holdings Limited securities

In compliance with rule 3.63 to 3.65 of the JSE Listing Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by an Executive Committee Member of the company:

Executive Committee Member: S Glendinning
Number of securities: 25,000
Class of security: Ordinary
Nature of interest: Direct, beneficial
Nature of transaction: Sale of shares
i) Nature of transaction: Sale of shares
Date: 22 November 2006
No: 25,000
Price: R65.2840
Total transaction value: R1,632,100.00

Shareholding: The shares sold represent 14.08% of Mr Glendinning"s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Glendinning still holds 152,500 Massmart shares or options.

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.

23 November 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 23/11/2006 02:29:02 PM Produced by the JSE SENS Department

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Massmart - Notification of Directors dealing in Ma **30 Nov 2006**

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MSM
Massmart - Notification of Director"s dealing in Massmart securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Director"s dealing in Massmart securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by a director of the company:

Director:	CS Seabrooke
Number of securities:	50,000
Class of security:	Ordinary
Nature of interest:	Indirect beneficial/non-beneficial
Nature of transaction:	Purchase
Date:	29 November 2006
Price:	R 67.84 per share
Transaction value:	R3,392,000.00
Prior authority to transact:	Obtained

30 November 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 30/11/2006 10:23:16 AM Produced by the JSE SENS Department

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Massmart Holdings Limited - Notification of Direct **30 Nov 2006**

MSM
MSM
Massmart Holdings Limited - Notification of Director"s dealing
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Director"s dealing in Massmart securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by a director of the company:

Director:	Stephanus Nothnagel
Number of securities:	112,309
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Exercise of Options / Sale of shares
Date:	28 and 29 November 2006
i) Nature of transaction:	Exercise of options
Number of securities	104,552
Price:	R17.82 per option
ii) Nature of transaction:	Exercise of options
Number of securities:	7,757
Price:	R29,87 per option
iii) Nature of transaction:	Sale of shares
Date:	28 and 29 November 2006
Number of securities:	112,309
Price:	R68.1659
Total transaction value:	R7,655,639.67

Shareholding: The shares sold represent 11.89% of Mr Nothnagel"s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Nothnagel still holds 832,379 Massmart shares or options.
The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
30 November 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 30/11/2006 10:31:23 AM Produced by the JSE SENS Department

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Massmart Holdings Limited - Notification of Direct **1 Dec 2006**

MSM
MSM
Massmart Holdings Limited - Notification of Director"s dealing
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Director"s dealing in Massmart securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by a director of the company:

Director:	CS Seabrooke
Number of securities:	50,000
Class of security:	Ordinary
Nature of interest:	Indirect beneficial/non-beneficial
Nature of transaction:	Purchase
Date:	30 November 2006
Price:	R 66.22 per share
Transaction value:	R3,311,000.00
Prior authority to transact:	Obtained

1 December 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 01/12/2006 10:32:27 AM Produced by the JSE SENS Department

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Massmart Holdings Limited - Notification of Subsid **1 Dec 2006**

MSM
MSM
Massmart Holdings Limited - Notification of Subsidiary Director"s dealing
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of Subsidiary Director"s dealing in Massmart Holdings Limited securities
In compliance with rule 3.63 to 3.74 of the JSE Listing Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a Director of a subsidiary company:

Director:	Norman Kretzmer
Subsidiary:	Massbuild
Number of securities:	100,000
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Exercise of Options / Sale of shares
Date:	29 and 30 November 2006
i) Nature of transaction:	Exercise of options
Number of securities	100,000
Price:	R30.20 per option
ii) Nature of transaction:	Sale of shares
Number of securities	100,000
Price:	R66.8106
Total transaction value:	R6,681,060.00

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
1 December 2006
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 01/12/2006 01:30:12 PM Produced by the JSE SENS Department

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Massmart - Resignation of director **5 Dec 2006**

MSM
MSM
Massmart - Resignation of director
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Resignation of Director
Mr. Fanus Nothnagel has resigned as an Executive Director of Massmart with effect from 1 December 2006.
The resignation was accepted today and his responsibilities will be temporarily assumed by Messrs Mark Lamberti and Grant Pattison, CEO and CEO Designate respectively, with immediate effect.
Johannesburg
5 December 2006
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 05/12/2006 01:14:02 PM Produced by the JSE SENS Department

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MSM - Massmart - Trading Update For The 26 Weeks T **15 Jan 2007**

MSM
MSM
MSM - Massmart - Trading Update For The 26 Weeks To 24 December 2006
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the Company")

TRADING UPDATE FOR THE 26 WEEKS TO 24 DECEMBER 2006

Consistent sales growth, ahead of expectations across all divisions, increased Massmart`s continuing sales to R18.0 billion, a growth of 16.4% on 2005. Comparable store sales grew 11.9%, with overall sales inflation of 3.7%. Total sales growth including Furnex in the prior year was 13.6%.

Divisional sales growth was as follows:

- Massdiscounters grew 17.2% with inflation of 0.5%;
- Masswarehouse grew 13.7% with 3.5% inflation;
- Massbuild grew 29.4% with inflation of 4.7%; and
- Masscash, excluding Furnex in the prior year grew 13.1%, while the division`s wholesale cash & carry outlets grew 15.4% with inflation of 7.2%.

Massmart`s interim results to December 2006 will be published on 22 February 2007 and are expected to reflect growth in headline earnings per share of between 20% and 30%.

The above information has not been reviewed or reported on by the Company`s auditors.

15 January 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 15/01/2007 09:49:11 Produced by the JSE SENS Department.

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MSM - Massmart - Reviewed consolidated results for 22 Feb 2007

MSM
MSM
MSM - Massmart - Reviewed consolidated results for the 26 weeks ended December 2006 and dividend declaration

Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration Number: 1940/014066/05)
Share code: MSM
ISIN: ZAE000029534
("Massmart" or "the company")

Reviewed consolidated results for the 26 weeks ended December 2006

Massmart - Dedicated to Value

Massmart is a managed portfolio of nine wholesale and retail chains, each focused on high volume, low margin, low cost distribution of mainly branded consumer goods for cash, in 13 countries in sub-Saharan Africa through four divisions comprising 235 stores, and one buying association serving 480 independent retailers and wholesalers. The Group is the third largest distributor of consumer goods in Africa, the leading retailer of general merchandise, liquor and home improvement equipment and supplies, and the leading wholesaler of basic foods.

- Sales from continuing operations increase 16% to R18 014 million
- Trading profit from continuing operations increases 35% to R1 033 million
- Headline earnings increase 31% to R672 million
- Headline earnings before the BEE transaction increase 35% to R689 million
- Headline EPS increases 31% to 335,6 cents
- Cash flow from operations increases 8% to R1 757 million
- Dividend increases 52% to 197 cents per share

Overview

As we predicted this time last year, the South African consumer economy remained buoyant throughout 2006.

This environment enhanced the effect of aggressive trading strategies on Massmart`s low price, high volume, low expense business model, culminating in pleasing comparable store sales growths and excellent first half profit performances from each of Massmart`s divisions, despite major integration projects in Massbuild and Masscash, and numerous store openings and conversions in Massdiscounters.

This is Massmart`s 36th consecutive half-year of real sales growth over 8% and our 17th consecutive half-year of headline earnings per share growth. We are delighted that this performance has been recognised internationally by our ranking in the annual Deloitte retail survey as the 140th of the largest 250 retailers in the world, and the 15th fastest growing over the past five years.

The highlights of the half-year were:

- Record sales of R18,0 billion, of which 98,7% were cash sales and 5,0% from foreign stores.
- Comparable store sales growth of 11,9%.
- Profit before tax grew 34,4% to R1,01 billion. For the first time half-year profits exceeded R1 billion, equal to those for the full year to June 2005.
- Pre- and post-interest operating profit margins increased to 5,6% and 5,6% respectively.
- Cash flow from operations rose 8,4% to R1,8 billion, only R50 million less than the full year to June 2006.
- Rolling twelve-month return on equity increased from 43,5% to 46,7%.
- The store network was increased to 235 (1 026 320 square meters) with the opening of 11 new stores with estimated annual sales of over R1 billion.

Strategic Overview and Progress

The management of Massmart remains fixated on the art and science of strategy. This fascination has caused us to continually review and refine the core tenets of the Group`s existence and progress for almost 19 years: aggressive organic and acquisitive growth; value-adding collaboration between focussed trading entities; and incentivisation for alignment.

Medium term performance is guided by our "Vision for Growth," a rolling three-year internal financial target resulting from implementation of the above strategies, given effect through specific plans and objectives for the growth of sales, cash flows, profits and profitability. Since mid 2005, these activities have been underpinned by the imperative to reduce operating expenses, leverage management capabilities and facilitate shareholder understanding, by simplifying the structures and processes of the Group.

Acquisitions have made no contribution to these results, emphasising our assertion that having achieved the requisite critical mass, Massmart`s exciting future sales and profit plans are no longer dependent on acquisitions.

For most South African retailers, good comparable store sales growth in recent times was enhanced by aggressive new store expansion and credit extension. We approach the first with caution and we avoid the second. Excess capacity raises fixed cost ratios and prejudices returns in less favourable times and, given our low gross margins, the expense and complexity of providing credit would undermine our low price proposition to customers.

"Vision for Growth 2009" announced last August contained plans for the unrelenting pursuit of strategic advantage and operating efficiencies, and the opening of 58 stores which will generate additional estimated sales of R6,5 billion by June 2009. 11 of the 17 stores planned to open in the current financial year were opened in the first half and a further 6 are confirmed for the second half. Together these new stores will generate estimated annualised sales of R1,5 billion.

Finally, over the next three to five years, shareholders can look forward to a new source of value being unlocked as we pursue world class supply chain standards in all our divisions.

Retail Economy

Contrary to the views of most market commentators who attribute the extent and duration of consumer expenditure solely to cyclical macro economic factors, we have held the view (first espoused in 2002) that retail sales are being underpinned in no small part by a structural change in the South African consumer economy. Aided by Black Economic Empowerment and employment equity, the transformation of our society is bringing new, confident, discerning customers into our stores. Industry wide, this phenomenon is sustaining relatively high levels of monthly retail sales growth, which averaged 10% over the reporting period compared to 6,9 % in the previous year.

While gradually rising interest rates and more cautious granting of credit muted slightly the sales growth of some credit retailers towards the year end, all retail sectors reported a record Christmas season with strong comparable sales growths.

Operational Review

General merchandise sales grew 12,2%, home improvement sales 29,4% and food and liquor sales 16,3%. Massmart`s 3,7% estimated average inflation on selling prices was the weighted average of 0,6% deflation in general merchandise, 4,7% in home improvement and 6,8% inflation in food and liquor.

Trading profit was depressed by store pre-opening costs of R30,5 million (2005: R18,8 million) and foreign exchange movements of R41,4 million (2005: R16,8 million).

Massdiscounters - comprises retail general merchandise discounters Game (79 stores), which trades in South Africa, Namibia, Botswana, Zambia, Uganda, Mozambique, Mauritius, Malawi, Tanzania, and Nigeria, and Dion (8 stores), which trades in the Gauteng province of South Africa. Divisional comparable store sales grew 7,0% with estimated inflation of 0,5%.

New store development comprised four large Game outlets and three smaller format Game stores. Three Game stores were refurbished and three Dion stores converted to Game. A new experimental format Dion Wired was opened in November.

Sound management of expenses and working capital resulted in a 19,8% growth in

profit before tax, which was reduced by store pre-opening expenses of R24 million (2005: R15 million) and a R34,6 million (2005: R13,8 million) foreign exchange loss.
Notwithstanding eight new stores, the division ended the first half with higher inventory in order to obviate the unsatisfactory out of stock situation that depressed sales in the first quarter of 2006.
Despite the fact that seasonality has enhanced the first half trading profit before tax return on sales of 8,5%, the division has exceeded its medium- term target of 7%, which is accordingly being revised upwards to 8% compared to its international benchmark of 7,4%.
Masswarehouse - comprises the 14-store Makro warehouse club trading in food, general merchandise and liquor in South Africa and Zimbabwe. Divisional comparable store sales grew 13,7% with estimated inflation of 3,5%.
Innovative merchandising, new cardholder recruitment and the use of Makro`s considerable Customer Relationship Management capability to pursue high quality sales, was underpinned by excellent inventory and expense management. The result was an excellent growth on the previous years` trading profit.
While acknowledging the seasonal effect, the Masswarehouse half-year trading profit before tax return on sales of 6,5% has so substantially exceeded its medium-term target of 4% that it is being revised upwards to 5% compared to its international benchmark of 5%.
Massbuild - comprises 64 outlets, trading in DIY, home improvement and builders hardware, under the Builders Warehouse, De La Rey (currently being re-branded as Builders Warehouse), Builders Express and Federated Timbers (currently being re-branded as Builders Trade Depot) brands in the major metropolitan areas of South Africa. Divisional comparable store sales grew 11,6% with estimated inflation of 4,7%.
Aggressive trading created a platform for the division to register significant progress with the implementation of its strategic initiatives: the divisional leadership structure was strengthened; merchandise skills were augmented; the marketing platform was clarified; systems were upgraded; stores re-branded; one De La Rey and one Builders Express store were opened and three Federated Timbers stores closed. The division produced the Group`s highest levels of sales, with significantly higher profit growth resulting in an improved profit margin.
Our insight into the business and our rate of progress with the integration of the acquisitions has caused us to raise Massbuild`s medium-term trading profit before tax return on sales target to 9%, compared to the 8.5% achieved in this first half and its international benchmark of 10%.
Masscash - comprises 63 CBW and seven Jumbo wholesale cash and carry outlets trading in South Africa, Lesotho, Namibia, and Botswana, and voluntary buying organisation Shield (serving 480 independently owned food outlets). Divisional comparable store sales grew by 14,4% with estimated inflation of 7,2%.
Sales growth was enhanced by food inflation, particularly in commodities, while tight control of expenses and working capital enabled CBW to produce an excellent result with profit growth over twice its double digit sales growth and profitability in excess of the divisional return on sales target. Jumbo (particularly the refurbished Crown Mines store) enjoyed a good first half as did Shield with both producing pleasing profit growth.
Masscash`s half-year trading profit return on sales of 2,6% compares to its medium-term target and its international benchmark of 3%.
Sustainability
Board Appointments
On the 1st November 2006, we were pleased to welcome to the Board, Dr Nolulamo Nobambiswano (Lulu) Gwagwa - Chief Operating Officer of Lereko Investments and Mr Kuseni D Dlamini - Executive Chairman of the Richards Bay Coal Terminal.
On the 1st December 2006 Mr Fanus Nothnagel resigned from the Board. We thank him for his contribution to the Board over almost two years.
Governance Structure
The governance structure of Massmart is analogous to the European model, which consists of a Supervisory Board chaired by a non-executive chairperson and comprising mostly non-executive directors and a Management Board chaired by the Group CEO and comprising executives. In Massmart`s case the latter has been called the Executive Committee.

From 1st July 2007, when Messrs. Mark Lamberti and Grant Pattison are appointed Non Executive Chairperson and Chief Executive respectively, the Massmart Holdings Limited Board will comprise the non-executive Chairperson, independent non-executive lead director and Deputy Chairperson Mr Chris Seabrooke, the Chief Executive, the Chief Financial Officer and 10 independent non-executive directors. Of the five Black independent non-executive directors, three are women.

Currently, six of the 35 Executive Directors who serve on the Executive Committee and the four Divisional Boards are from previously disadvantaged groups and two are women.

Employment Equity

Massmart`s unqualified commitment to transformation is evidenced in the fact that of the 1 321 new employees who were recruited in the reporting period, 39,3% were female and 81,9% were from previously disadvantaged groups. Of the latter 39,0% were female.

At a Top Management level only one appointment was made which was white and male, but at the Senior Management, Professional and Skilled levels, 40%, 36,8% and 62% respectively were from previously disadvantaged groups.

It would be insulting to the previously disadvantaged members of Massmart at any level to suggest that they hold their positions for any reason other than competence. Our progress with employment equity will be driven by this principle acknowledging the qualities required for successful business leadership and the desperate skills and leadership shortage in our country.

Thuthukani Empowerment Transaction

On the 19th March this year 14 829 members of Massmart`s permanent general staff represented by the Thuthukani Empowerment Trust will receive their first dividend of 49 cents per share in terms of the R1 billion, company funded empowerment transaction that was approved by shareholders on the 14th July 2006. This initial 25% share of the dividend will rise to full participation over the next three years and together with their voting rights through the trust, will afford these staff members, 83% of whom are previously disadvantaged, the same rights as all ordinary shareholders.

The cost of the scheme has reduced first half earnings per share by 8,6 cents.

Ownership by Previously Disadvantaged Directors

After Massmart`s empowerment schemes were announced in May 2006, the Group temporarily withdrew its proposals for a share trust for previously disadvantaged non-executive directors.

After consultation with major shareholders, the Board resolved at its November 22nd Board meeting to propose to shareholders that the these directors be offered the opportunity to acquire shares in Massmart at a discount to the five-day weighted average price before that Board meeting. Ownership of the shares will be subject to normal vesting conditions.

As soon as the Corporate Laws Amendment Bill has been promulgated, a circular will be dispatched with all necessary information, for shareholder approval.

Crime

Crime continues to increase costs and risks for Massmart, while imposing fear, trauma, injury, bereavement, grief and material loss on our employees and their families. Armed robberies and burglaries in the six months resulted in the loss of R12,7 million of merchandise and cash.

The impact of crime on our society is insidious and it threatens many of the rights and freedoms of our young democracy. We are wholly supportive of all efforts by Government to eliminate this scourge, inter alia by using the creative ideas, unconventional insights and organisational and leadership skills that organised business can mobilise, without abdicating its prime responsibility for the safety and security of its citizens. Insofar as business is invited to play a role, the magnitude and complexity of the challenge demands a thoughtful, measured response, sustained through appropriate structures.

HIV/AIDS

We are experiencing increased utilisation by staff of the services of IMPILO, our health and wellness programme, which provides free medical attention and anti-retroviral treatment to staff members.

Massmart`s People

For retailers, the six months to December is a very demanding period. The

functional expertise in the business is directed at preparation for that extraordinary last quarter of the year when the rigours of the holiday season devolve mainly on the women and men who work in our 235 stores in 12 countries in sub-Saharan Africa.

We are deeply grateful for the efforts and energies that each of our 23 500 Massmart colleagues devoted to delivering this outstanding result.

Prospects

The excellent monetary and fiscal management of the South African economy continues to provide an environment conducive to confident investment, extensive infrastructural development, the growth of the private sector and the steady creation of sustainable jobs at all levels. These factors should sustain healthy growth for the retail sector although in the short-term it is likely that higher interest rate levels and the introduction of the National Credit Bill will result in a contraction of consumer credit.

All of the above augers well for Massmart. As a cash business we are less susceptible to pressures on credit, our business model is structured to deliver exceptional value and our unique portfolio of businesses comprises product categories that will be stimulated by the economic scenario described above. Notwithstanding this positive outlook, we continue to invest more time and resource in developing flexibility than we do in attempting to predict the future. Over many years we have proven that our strategic initiatives and trading tactics have reduced the correlation of our performance with tightening economic cycles.

For these reasons we retain the view that Massmart will enjoy an exceptional year to June 2007, with earnings growth well ahead of sales growth, although our second half profit growth may be lower than that reported here.

For the 34 weeks to the 18th February, total sales grew 16,1%, comparable store sales grew 12,1%, with profit growth significantly ahead of sales growth and last year.

Distribution and Changed Dividend Policy

In view of the continued strong cash generation by the Group and its liquid balance sheet, the Board has revised Massmart`s dividend policy to declare and pay an interim and final dividend representing a 1,7 times dividend cover unless circumstances dictate otherwise.

Notice is hereby given that an interim dividend of 197 cents per share in respect of the period ended 24 December 2006 has been declared payable to the holders of ordinary shares recorded in the books of the company on Friday, 16 March 2007. The last day to trade cum dividend will therefore be Friday, 9 March 2007 and Massmart shares will trade ex dividend from Monday, 12 March 2007. Payment of the dividend will be made on Monday, 19 March 2007. Share certificates may not be dematerialised or rematerialised between Monday, 12 March 2007 and Friday, 16 March 2007, both days inclusive.

A Thuthukani dividend equivalent to 25% of the Massmart ordinary dividend per share will be paid to the Thuthukani participants on Monday, 19 March 2007.

On behalf of the Board

Mark J Lamberti — Deputy Chairman and Chief Executive Officer

Guy Hayward — Chief Financial Officer

21 February 2007

Operational review - Continuing operations

Rm	6 months ended December 2006 (Reviewed)	Restated 6 months ended December 2005 (Reviewed)	% change	Year ended June 2006 (Reviewed)
Sales	18 013,8	15 520,7	16,1	29 963,6
Massdiscounters	4 917,0	4 196,1	17,2	8 095,7
Masswarehouse	4 572,5	4 057,2	12,7	7 661,1
Massbuild	2 497,0	1 934,7	29,1	3 892,8
Masscash	6 027,3	5 332,7	13,0	10 314,0
Trading profit before interest				

and tax*	1 033,1	766,8	34,7	1 333,5
As a % of sales	5,7	4,9		4,5
Massdiscounters	399,3	347,8	14,8	546,4
Masswarehouse	275,5	167,6	64,4	288,3
Massbuild	206,1	146,2	41,0	290,4
Masscash	152,2	105,2	44,7	208,4
Trading profit before tax**	1 085,0	791,0	37,2	1 412,7
As a % of sales	6,0	5,1		4,7
Massdiscounters	417,9	356,0	17,4	576,4
Masswarehouse	297,1	178,4	66,5	317,9
Massbuild	211,5	147,5	43,4	296,8
Masscash	158,5	109,1	45,3	221,6

The above results exclude Furnex from both prior periods (note 11).

*Trading profit before interest and tax is before asset impairments and the IFRS 2 charge of R17,2 million (2005: R0 million) relating to the BEE transaction.

** Trading profit before tax is after interest income but before corporate interest paid of R61,0 million (2005: R42,1 million), asset impairments and the IFRS 2 charge of R17,2 million (2005: R0 million) relating to the BEE transaction.

Condensed balance sheet

Rm	December 2006 (Reviewed)	Restated December 2005 (Reviewed)	% change	June 2006 (Audited)
Assets				
Non-current assets	3 359,3	2 903,3		3 034,1
Property, plant and equipment	1 068,8	875,1	22,1	944,3
Goodwill and other intangible assets	1 455,5	1 267,3		1 298,7
Investments and other financial assets	399,3	316,9		381,6
Deferred taxation	435,7	444,0		409,5
Current assets	8 961,1	7 863,7		6 584,3
Inventories	4 242,8	3 573,2	18,7	3 221,0
Trade receivables and prepayments	2 350,4	2 284,9		1 770,0
Taxation	15,4	11,7		151,7
Cash and bank balances	2 352,5	1 993,9		1 441,6
Total	12 320,4	10 767,0		9 618,4
Equity and liabilities				
Total equity	2 372,6	1 894,0		1 952,4
Equity attributable to equity holders of the parent	2 356,7	1 846,5	27,6	1 901,8
Minority interest	15,9	47,5		50,6
Non-current liabilities	1 183,3	1 158,4		1 133,8
Non-current liabilities - interest-bearing	462,8	548,0		519,7
Other non-current liabilities and provisions	606,6	507,0		516,9
Deferred taxation	113,9	103,4		97,2
Current liabilities	8 764,5	7 714,6		6 532,2
Trade payables and accruals	8 127,5	7 133,8	13,9	5 881,0
Taxation	426,3	319,0		410,9
Bank overdraft and short-term borrowings	210,7	261,8		240,3
Total	12 320,4	10 767,0		9 618,4

Income statement
Restated

2006 2005 Rm	6 months ended December (Reviewed)	6 months ended December (Reviewed)	% change	Year ended June 2006 (Audited)
Continuing operations				
Revenue	18 232,0	15 648,8	16,5	30 129,4
Sales	18 013,8	15 520,7	16,1	29 963,6
Cost of sales	(14 800,3)	(12 831,5)	15,3	(24 650,0)
Gross profit	3 213,5	2 689,2	19,5	5 313,6
Depreciation and amortisation	(115,1)	(101,0)	14,0	(202,9)
Impairment of assets (note 9)	-	-	-	(5,4)
Employment costs	(1 215,9)	(1 027,5)	18,3	(2 079,0)
Occupancy costs	(417,5)	(350,7)	19,0	(740,5)
Net operating costs	(449,1)	(443,2)	1,3	(957,7)
Operating profit	1 015,9	766,8	32,5	1 328,1
Finance costs	(38,9)	(44,9)	13,4	(95,9)
Finance income	29,8	27,0	10,4	63,7
Net interest paid	(9,1)	(17,9)	49,2	(32,2)
Profit before taxation	1 006,8	748,9	34,4	1 295,9
Taxation	(324,7)	(230,0)	41,2	(444,6)
Profit for the period from continuing operations	682,1	518,9	31,5	851,3
Discontinued operations:				
Profit for the period (note 11)	-	3,4		3,7
Loss on disposal (note 11)	-	-		(1,8)
Profit for the period	682,1	522,3	30,6	853,2
Attributable to:				
Equity holders of the parent	673,2	512,2	31,4	828,5
Minority interest	8,9	10,1		24,7
	682,1	522,3		853,2
Basic EPS (cents)	336,4	257,0	30,9	415,3
Basic EPS from continuing operations (cents)	336,4	255,3		414,3
Basic EPS from discontinued operations (cents)	-	1,7		1,0
Diluted basic EPS (cents)	329,0	248,6	32,3	404,4
Diluted basic EPS from continuing operations (cents)	329,0	247,0		403,4
Diluted basic EPS from discontinued operations (cents)	-	1,6		1,0
Dividend (cents):				
- Interim	197,0	130,0	51,5	130,0
- Final	-	-		80,0
Reconciliation of net profit for the period to headline earnings				
Net profit attributable to equity holders of	673,2	512,2		828,5

the parent				
Impairment of assets (note 9)	-	-		3,8
Write-off costs incurred on acquisition (note 10)	-	-		3,3
Loss on disposal of discontinued operation (note 11)	-	-		1,8
Profit on disposal of fixed assets	(1,6)	(0,6)		(0,8)
Headline earnings	671,6	511,6	31,3	836,6
IFRS 2 BEE transaction charge (note 12)	17,2	-		-
Headline earnings before the BEE transaction	688,8	511,6	34,6	836,6
Headline EPS (cents)	335,6	256,7	30,7	419,3
Headline EPS before the BEE transaction (cents)	344,2	256,7	34,1	419,3
Diluted headline EPS (cents)	328,2	248,3	32,2	408,3

Condensed cash flow statement

Rm	6 months ended December 2006 (Reviewed)	Restated 6 months ended December 2005 (Reviewed)	Year ended June 2006 (Audited)
Cash inflow from trading	1 114,5	881,7	1 543,6
Working capital movements	642,3	739,5	260,4
Cash generated from operations	1 756,8	1 621,2	1 804,0
Taxation paid	(181,2)	(213,4)	(487,4)
Net interest paid	(9,1)	(18,2)	(32,7)
Investment income	27,9	45,5	34,6
Dividends received	-	-	3,2
Dividends paid	(160,1)	(143,8)	(402,8)
Net cash inflow from operating activities	1 434,3	1 291,3	918,9
Investment to maintain operations	(53,2)	(72,4)	(170,2)
Investment to expand operations	(223,0)	(113,5)	(184,1)
Disposal of subsidiary	-	-	25,7
Other investing activities	(172,7)	(95,8)	(130,9)
Net cash outflow from investing activities	(448,9)	(281,7)	(459,5)
Net cash (outflow)/inflow from financing activities	(88,8)	465,3	506,0
Net increase in cash and cash equivalents	896,6	1 474,9	965,4
Foreign exchange losses taken to statement of changes in equity	(1,6)	(5,3)	6,1
Cash and cash equivalents at the beginning of the period	1 376,3	404,8	404,8
Cash and cash equivalents at the end of the period	2 271,3	1 874,4	1 376,3

Condensed statement of changes in equity

6 months ended
December 2006
(Reviewed)

Rm	Ordinary share capital	Share premium	General non-distributable reserve
Opening balance	2,0	262,6	143,4

Exchange differences and hyperinflation movements	-	-	(6,2)
Dividends declared	-	-	-
Profit for the period	-	-	-
Changes in minority interests and distribution to minorities	-	-	-
Release of deferred taxation on trademarks	-	-	(2,9)
Net movement of treasury shares	-	(2,1)	-
BEE transaction costs	-	(4,6)	-
Share trust transactions and IFRS 2 charge	-	-	27,1
Total	2,0	255,9	161,4

Condensed statement of changes in equity (continued)

6 months ended December 2006 (Reviewed)

Rm	Retained profit	Equity attributable to equity holders of the parent	Minority interest	Total
Opening balance	1 493,8	1 901,8	50,6	1 952,4
Exchange differences and hyperinflation movements	(0,9)	(7,1)	-	(7,1)
Dividends declared	(160,1)	(160,1)	-	(160,1)
Profit for the period	673,2	673,2	8,9	682,1
Changes in minority interests and distribution to minorities	-	-	(43,6)	(43,6)
Release of deferred taxation on trademarks	2,9	-	-	-
Net movement of treasury shares	-	(2,1)	-	(2,1)
BEE transaction costs	-	(4,6)	-	(4,6)
Share trust transactions and IFRS 2 charge	(71,5)	(44,4)	-	(44,4)
Total	1 937,4	2 356,7	15,9	2 372,6

Restated 6 months ended December 2005 (Reviewed)

Rm	Ordinary share capital	Share premium	General non-distributable reserve
Opening balance	2,0	209,4	122,1
Exchange differences and hyperinflation movements	-	-	(4,8)
Dividends declared	-	-	-
Profit for the period	-	-	-
Changes in minority interests and distribution to minorities	-	-	-
Release of deferred	-	-	(2,9)

Rm	Ordinary share capital	Share premium	General non-distributable reserve
taxation on trademarks			
Shares issued (net of costs)	-	1,1	-
Share trust transactions and IFRS 2 charge	-	-	11,2
Total	2,0	210,5	125,6

Restated 6 months ended December 2005 (Reviewed)(continued)

Rm	Retained profit	Equity attributable to equity holders of the parent	Minority interest	Total
Opening balance	1 187,8	1 521,3	37,7	1 559,0
Exchange differences and hyperinflation movements	0,3	(4,5)	-	(4,5)
Dividends declared	(143,8)	(143,8)	-	(143,8)
Profit for the period	512,2	512,2	-	512,2
Changes in minority interests and distribution to minorities	-	-	9,8	9,8
Release of deferred taxation on trademarks	2,9	-	-	-
Shares issued (net of costs)	-	1,1	-	1,1
Share trust transactions and IFRS 2 charge	(51,0)	(39,8)	-	(39,8)
Total	1 508,4	1 846,5	47,5	1 894,0

Year ended June 2006 (Audited)

Rm	Ordinary share capital	Share premium	General non-distributable reserve
Opening balance	2,0	209,4	122,1
Exchange differences and hyperinflation movements	-	-	9,7
Dividends declared	-	-	-
Profit for the period	-	-	-
Changes in minority interests and distribution to minorities	-	-	-
Release of deferred taxation on trademarks	-	-	(5,8)
Reduction of deferred tax asset	-	-	-
Shares issued (net of costs)	-	71,5	-
Net movement of treasury shares	-	(18,3)	-
Share trust transactions and IFRS 2 charge	-	-	17,4
Total	2,0	262,6	143,4

Year ended June 2006 Equity

(Audited) (continued)

Rm	Retained profit	attributable to equity holders of the parent	Minority interest	Total
Opening balance	1 187,8	1 521,3	37,7	1 559,0
Exchange differences and hyperinflation movements	0,1	9,8	-	9,8
Dividends declared	(402,8)	(402,8)	-	(402,8)
Profit for the period	828,5	828,5	24,7	853,2
Changes in minority interests and distribution to minorities	-	-	(11,8)	(11,8)
Release of deferred taxation on trademarks	5,8	-	-	-
Reduction of deferred tax asset	(33,7)	(33,7)	-	(33,7)
Shares issued (net of costs)	-	71,5	-	71,5
Net movement of treasury shares	-	(18,3)	-	(18,3)
Share trust transactions and IFRS 2 charge	(91,9)	(74,5)	-	(74,5)
Total	1 493,8	1 901,8	50,6	1 952,4

Additional information

	6 months ended December 2006 (Reviewed)	Restated 6 months ended December 2005 (Reviewed)	Year ended June 2006 (Audited)
Net asset value per share (cents)	1 172,2	924,4	946,0
Ordinary shares (000s):			
- In issue	201 041	199 741	201 041
- Weighted average	200 102	199 293	199 507
- Diluted weighted average	204 609	206 006	204 886
- Thuthukani `A` preference shares (note 12)	17 952	-	-
Capital expenditure (Rms)			
- Authorised and committed	32,5	21,9	183,0
- Authorised not committed	193,5	225,1	143,0
Operating lease commitments (2007 - 2022) (Rms)	4 704,0	4 472,9	5 977,2
US dollar exchange rates - period end	7,10	6,37	7,48
- average	7,26	6,55	6,42

Notes

1. These condensed financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, using accounting policies that are in line with IFRS and consistently applied to prior periods.
2. Makro Zimbabwe operates in a hyperinflationary environment, and thus the principles of IAS 29 Financial Reporting in Hyperinflationary Economies have been applied. The financial impact on net profit attributable to equity holders of the parent for December 2006 is a profit of R2,1 million (R0,4 million in 2005).
3. In the prior year the Group amended its accounting policy for the treatment

of extended warranty protection provided on the sale of goods and products. This was done with guidance from Financial Accounting Standards Board (FASB) technical bulletin FTB 90-1 Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts which clarified that revenue from separately priced extended warranty contracts should be deferred and recognised in income on a straight-line basis over the contract period. The prior half year results have been restated.

4. In terms of IAS 39 Financial Instruments: Recognition and Measurement, certain financial assets have been present valued using the effective interest rate method. The prior half year results have been restated.

5. The prior half year results have been restated following Circular 9/2006 Transactions giving rise to Adjustments to Revenue/Purchases, issued by SAICA in May 2006. This circular provided clarity on the accounting treatment for cash discounts, settlement discounts, rebates and extended payment terms which are in line with the accounting treatment required by IAS 18 Revenue and IAS 2 Inventories.

6. The total share buyback for the period was 2,0 million shares (2005: 1,9 million) at an average price of R53,02 (2005: R52,00) totalling R106,1 million (2005: R99,3 million).

7. The net realised and unrealised foreign exchange translation losses deducted from trading profit amounted to R41,4 million (2005: R16,8 million).

8 The operating lease smoothing adjustment expensed in the period as a result of circular 7/2005 was a charge of R14,6 million after tax (2005: R10,2 million).

9. The impairment of assets in the prior year relates to the write-off of IT software at CBW.

10. Capital costs written off in the prior year were due to The Competition Tribunal prohibiting the acquisition of Moresport.

11. Furnex (a division of Masscash) was disposed of effective 1 March 2006. The sale was accounted for in accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations. Results from the discontinued operation were as follows:

Discontinued operation	Sales	Trading profit	PBT	Taxation	PAT
December 2005	395,1	6,2	5,8	(2,4)	3,4
June 2006	484,4	7,0	6,5	(2,8)	3,7

12. The Massmart BEE transaction, which came into operation in the current period, gave rise to an IFRS 2 Share-based Payment charge of R17,2 million. The `A` preference shares have been issued to the Thuthukani staff trust.

13. Related party transactions in the current period involve properties used by Builders Express, CBW and De La Rey, which are owned, partially or wholly, directly or indirectly, by parties that are directors of those companies. The relevant directors of Builders Express and De La Rey are no longer directors of these companies. From time to time, in the normal course of business, Massmart and its divisions make use of private aircraft hired from competitively selected charter companies, two of which operate aircraft indirectly beneficially owned by Mr MJ Lamberti.

14. Due to Christmas trading, Massmart`s earnings are weighted towards the six months to December.

15. These results have been reviewed by independent external auditors Deloitte & Touche and their unqualified review opinion is available for inspection at the registered office.

Directorate: CS Seabrooke (Chairman), MJ Lamberti* (Deputy Chairman and Chief Executive Officer), MD Brand, ZL Combi, KD Dlamini, NN Gwagwa
GRC Hayward*, JC Hodkinson**, P Langeni, IN Matthews, P Maw, DNM Mokhobo, GM Pattison*, MJ Rubin * Executive ** United Kingdom
Massmart Holdings Limited JSE code - MSM, ISIN - ZAE000029534, Company registration number: 1940/014066/06
Registered office: Massmart House, 16 Peltier Drive, Sunninghill Extension 6, 2191, Company secretary: I Zwarenstein, Registered auditors: Deloitte & Touche
For more information: www.massmart.co.za
Date: 22/02/2007 07:30:02 Produced by the JSE SENS Department.

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MSM - Massmart - Executive Committee Member`s deal 26 Feb 2007

MSM
MSM
MSM - Massmart - Executive Committee Member`s dealing in securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the Company")
Notification of Executive Committee Member`s dealing in Massmart securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by an Executive Committee Member of the Company:

Executive Committee Member:	Aubrey Cimring
Number of securities:	98,578
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Exercise of options / Sale of shares
i) Nature of transaction:	Exercise of options
No:	88,488
Price:	R18.90 per option
ii) Nature of transaction:	Exercise of options
No:	10,090
Price:	R18.98 per option
iii) Nature of transaction:	Sale of shares
Date:	23 February 2007
No:	98,578
Price:	R85.00
Total transaction value:	R8,379,130.00

Shareholding: The shares sold represent 20.03% of Mr Cimring`s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Cimring still holds 393,603 Massmart shares or options.
The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
26 February 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 26/02/2007 17:35:58 Produced by the JSE SENS Department.

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MSM - Massmart - Executive Committee Member's deal 26 Feb 2007

MSM
MSM
MSM - Massmart - Executive Committee Member`s dealing in securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the Company")
Notification of Executive Committee Member`s dealing in Massmart securities
In compliance with rule 3.63 to 3.74 of the JSE ListingsRequirements, the following dealings in the securities of Massmart have taken place by an Executive Committee Member of the Company:

Executive Committee Member:	Gareth Owens
Number of securities:	200,000
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Exercise of options / Sale of shares
i) Nature of transaction:	Exercise of options
No:	200,000
Price:	R 10.95 per option
ii) Nature of transaction:	Sale of shares
Date:	23 February 2007
No:	200,000
Price:	R83.6594
Total transaction value:	R16,731,880.00

Shareholding : The shares sold represent 34% of Mr Owen`s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Owen still holds 388,147 Massmart shares or options.
The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
26 February 2007
Johannesburg

Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 26/02/2007 17:36:57 Produced by the JSE SENS Department.

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MSM - Massmart - Executive committee member's deal **26 Feb 2007**

MSM
MSM
MSM - Massmart - Executive committee member`s dealing in Massmart securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the Company")
Notification of Executive Committee Member`s dealing in Massmart securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by an Executive Committee Member of the Company:

```
Executive Committee Member:      Robin Wright
Number of securities:            533,006
Class of security:               Ordinary
Nature of interest:              Indirect, non-beneficial
Nature of transaction:           Exercise of options / Sale of shares
i)   Nature of transaction:      Exercise of options
    No:                         433,006
    Price:                      R 12.37 per option
ii)  Nature of transaction:      Exercise of options
    No:                         50,000
    Price:                      R12.25 per option
iii) Nature of transaction:      Exercise of options
No:                         50,000
    Price:                      R10.95 per option
iv)  Nature of transaction:      Sale of shares
    Date:                       23 February 2007
No:                         533,006
    Price:                      R83.6594
    Total transaction value:    R44,590,962.16
```

Shareholding: The shares sold represent 48.69% of Mr Wright`s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Wright still holds 561,602 Massmart shares or options.
The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
26 February 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 26/02/2007 17:38:57 Produced by the JSE SENS Department.

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MSM - Massmart - Subsidiary director's dealing in **26 Feb 2007**

MSM
MSM
MSM - Massmart - Subsidiary director`s dealing in Massmart securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the Company")
Notification of subsidiary director`s dealing in Massmart securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by a subsidiary director of the Company:

Subsidiary director: Fred Cresswell
Subsidiary: Masscash
Number of securities: 6,642
Class of security: Ordinary
Nature of interest: Direct, beneficial
Nature of transaction: Exercise of options / Sale of shares
Date: 23 February 2007
i) Nature of transaction: Exercise of options
No: 3,221
Price: R13.88 per option
ii) Nature of transaction: Exercise of options
No: 3,421
Price: R18.98 per option
iii) Nature of transaction: Sale of shares
No: 6,642
Price: R85.00
Total transaction value: R564,570.00

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
26 February 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 26/02/2007 17:39:58 Produced by the JSE SENS Department.

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MSM - Massmart Holdings Limited - Notification of **28 Feb 2007**

MSM
MSM
MSM - Massmart Holdings Limited - Notification of subsidiary Director`s dealing
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the Company")

Notification of Subsidiary Director`s dealing in Massmart Holdings Limited securities

In compliance with rule 3.63 to 3.74 of the JSE Listing Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a subsidiary director of the company:

Subsidiary director:	Sidney Newman
Subsidiary:	Builders Warehouse
Number of securities:	168,750
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Exercise of options / Sale of shares
Date:	27 February 2007
i) Nature of transaction:	Exercise of options
No:	168,750
Price:	R30.20
ii) Nature of transaction:	Sale of shares
No:	168,750
Price:	R82.8262
Total transaction value:	R13,976,921.25

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.

28 February 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 28/02/2007 14:45:00 Produced by the JSE SENS Department.

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MSM - Massmart Holdings Limited - Notification of **1 Mar 2007**

MSM
MSM
MSM - Massmart Holdings Limited - Notification of Director`s dealing in Massmart Holdings Limited securities

Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the Company")

Notification of Director`s dealing in Massmart Holdings Limited securities

In compliance with rule 3.63 to 3.66 of the JSE Listing Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a director of the company:

Director:	Michael Rubin
Number of securities:	20,000
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Sale
Date:	1 March 2007
Price:	R85.09
Total transaction value:	R1,701,798.50
Prior authority to transact:	Obtained

1 March 2007
Johannesburg

Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited

Date: 01/03/2007 15:52:00 Produced by the JSE SENS Department.

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MSM - Massmart Holdings Limited - Subsidiary Direc **2 Mar 2007**

MSM
MSM
MSM - Massmart Holdings Limited - Subsidiary Director`s dealing in securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of subsidiary director`s dealing in Massmart Holdings Limited securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a subsidiary director of the company:

Subsidiary director:	Fred Cresswell
Subsidiary:	Masscash
Number of securities:	28,031
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Exercise of options / Sale of shares
Date:	1 March 2007
i) Nature of transaction:	Exercise of options
No:	12,831
Price:	R17.30 per option
ii) Nature of transaction:	Exercise of options
No:	15,200
Price:	R27.63 per option
iii) Nature of transaction:	Sale of shares
No:	28,031
Price:	R84.84
Total transaction value:	R2,378,287.39

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
26 February 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 02/03/2007 12:42:56 Produced by the JSE SENS Department.

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MSM - Massmart - Executive Committee Member's deal 2 Mar 2007

MSM
MSM
MSM - Massmart - Executive Committee Member`s dealing in securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the Company")
Notification of Executive Committee Member`s dealing in Massmart Holdings Limited securities
In compliance with rule 3.63 to 3.66 of the JSE Listing Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by an Executive Committee Member of the company:

Executive Committee Member:	Jay Currie
Number of securities:	25,000
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Exercise of options / Sale of shares
Date:	1 March 2007
i) Nature of transaction:	Exercise of options
No:	25,000
Price:	R12.03
ii) Nature of transaction:	Sale of shares
No:	25,000
Price:	R84.82
Total transaction value:	R2,120,525.00

Shareholding: The shares sold represent 23.88% of Mr Currie`s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Currie still holds 79,687 Massmart shares or options.
The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
2 March 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 02/03/2007 12:44:57 Produced by the JSE SENS Department.

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MSM - Massmart - Notification of subsidiary direct 6 Mar 2007

MSM
MSM
MSM - Massmart - Notification of subsidiary director`s dealing in Massmart
Holdings Limited securities

Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")

Notification of subsidiary director`s dealing in Massmart Holdings Limited securities

In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a subsidiary director of the company:

Subsidiary director:	Alex Rymaszewski
Subsidiary:	Massbuild
Number of securities:	5,000
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Exercise of options / Sale of shares
Date:	5 March 2007
i) Nature of transaction:	Exercise of options
No:	5,000
Price:	R19.14
ii) Nature of transaction:	Sale of shares
No:	5,000
Price:	R78.00
Total transaction value:	R390,000.00

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.

6 March 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 06/03/2007 12:42:03 Produced by the JSE SENS Department.

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MSM - Massmart - Notification of Director`s dealin **15 Mar 2007**

MSM
MSM
MSM - Massmart - Notification of Director`s dealing
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the Company")
Notification of Director`s dealing in Massmart Holdings Limited securities
In compliance with rule 3.63 to 3.66 of the JSE Listing Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a director of the company:

Director:	CS Seabrooke
Number of securities:	100,000
Class of security:	Ordinary
Nature of interest:	Indirect beneficial/non-beneficial
Nature of transaction:	Purchase
Date:	14 March 2007
Price:	R76.82
Total transaction value:	R7 682 000.00
Prior authority to transact:	Obtained

15 March 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 15/03/2007 08:31:07 Produced by the JSE SENS Department.

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MSM - Massmart Holdings Limited - Notification of **20 Mar 2007**

MSM
MSM
MSM - Massmart Holdings Limited - Notification of Director`s dealing
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the Company")
Notification of Director`s dealing in Massmart Holdings Limited securities
In compliance with rule 3.63 to 3.66 of the JSE Listing Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a director of the company:

Director:	Guy Hayward
Number of securities:	56,389
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Sale of shares
Date:	1 March 2007
Price:	R81.99
Total transaction value:	R4,623,334.11
Prior authority to transact:	Obtained

Shareholding: The shares sold represent 6.61% of Mr Hayward`s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Hayward still holds 796,135 Massmart shares or options.
20 March 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 20/03/2007 12:07:47 Produced by the JSE SENS Department.

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MSM - Massmart - Notification Of Director`s Dealin 22 Mar 2007

MSM
MSM
MSM - Massmart - Notification Of Director`s Dealing In Securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the Company")
Notification of Director`s dealing in Massmart Holdings Limited securities
In compliance with rule 3.63 to 3.66 of the JSE Listing Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a director of the company:

Director:	Guy Hayward
Number of securities:	93,611
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Sale of shares
Date:	20 March 2007
Price:	R79.01
Total transaction value:	R7,396,514.03
Prior authority to transact:	Obtained

Shareholding: The shares sold represent 11.76% of Mr Hayward`s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Hayward still holds 702,524 Massmart shares or options.
22 March 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 22/03/2007 11:54:22 Produced by the JSE SENS Department.

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MSM - Massmart - Notification of subsidiary direct **28 Mar 2007**

MSM
MSM
MSM - Massmart - Notification of subsidiary director`s dealing in securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of subsidiary director`s dealing in Massmart Holdings Limited securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a subsidiary director of the company:

Subsidiary director:	Alex Rymaszewski
Subsidiary:	Massbuild
Number of securities:	18,767
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Exercise of options / Sale of shares
Date:	27 March 2007
i) Nature of transaction:	Exercise of options
No:	17,280
Price:	R19.14
ii) Nature of transaction:	Exercise of options
No:	1,487
Price:	R29.87
iii) Nature of transaction:	Sale of shares
No:	18,767
Price:	R83.00
Total transaction value:	R1,557,661.00

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
28 March 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 28/03/2007 15:20:01 Produced by the JSE SENS Department.

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MSM - Massmart - Notification of subsidiary direct 5 Apr 2007

MSM
MSM
MSM - Massmart - Notification of subsidiary director`s dealing
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")
Notification of subsidiary director`s dealing in Massmart Holdings Limited securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a subsidiary director of the company:

Subsidiary director:	Neville Dunn
Subsidiary:	CBW
Number of securities:	25,000
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Exercise of options / Sale of shares
Date:	4 April 2007
i) Nature of transaction:	Exercise of options
No:	25,000
Price:	R13.88
ii) Nature of transaction:	Sale of shares
No:	25,000
Price:	R84.0221
Total transaction value:	R2,100,552.50

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
5 April 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 05/04/2007 11:34:01 Produced by the JSE SENS Department.

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MSM - Massmart - Notification Of Subsidiary Direct 12 Apr 2007

MSM
MSM
MSM - Massmart - Notification Of Subsidiary Director`s Dealing In Massmart Holdings Limited Securities

Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")

Notification of subsidiary director`s dealing in Massmart Holdings Limited securities

In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a subsidiary director of the company:

Subsidiary director:	Graham Booysen
Subsidiary:	Massbuild
Number of securities:	7,500
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Exercise of options / Sale of shares
Date:	11 April 2007
i) Nature of transaction:	Exercise of options
No:	7,500
Price:	R27.63
ii) Nature of transaction:	Sale of shares
No:	7,500
Price:	R86.60
Total transaction value:	R649,500.00

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.

12 April 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited

Date: 12/04/2007 14:12:50 Produced by the JSE SENS Department.

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MSM - Massmart - Appointment Of Massdiscounters` M 17 Apr 2007

MSM
MSM
MSM - Massmart - Appointment Of Massdiscounters` Managing Director
MASSMART HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1940/014066/06)
Share Code: MSM
ISIN Code: ZAE000029534
("Massmart" or "the Group")
APPOINTMENT OF MASSDISCOUNTERS` MANAGING DIRECTOR
Massmart is pleased to announce the appointment of Mr. Jan Potgieter to the position of Managing Director of Massdiscounters with immediate effect.
In this capacity Jan will report to the Group CEO Designate, Mr. Grant Pattison.
Arising from this appointment Jan will simultaneously be appointed a member of the Massmart Executive Committee.
Jan, who is 38 years old, is a qualified Chartered Accountant. He joined Massdiscounters in 2005 as Financial Director following a successful seven-year career with South African Breweries, and since then has been an integral part of the executive team that has driven Massdiscounters` exceptional performance in recent years.
Johannesburg
17 April 2007
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited
Date: 17/04/2007 11:44:47 Produced by the JSE SENS Department.

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MSM - Massmart - Notification Of Subsidiary Direct **18 Apr 2007**

MSM
MSM
MSM - Massmart - Notification Of Subsidiary Director`s Dealing In Massmart Holdings Limited Securities

Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")

Notification of subsidiary director`s dealing in Massmart Holdings Limited securities

In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a subsidiary director of the company:

Subsidiary director:	Michael Marshall
Subsidiary:	Masscash
Number of securities:	27,208
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Exercise of options / Sale of shares
Date:	17 April 2007
i) Nature of transaction:	Exercise of options
No:	27,208
Price:	R27.63
ii) Nature of transaction:	Sale of shares
No:	27,208
Price:	R89.50
Total transaction value:	R2,435,156.81

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.

18 April 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 18/04/2007 12:25:09 Produced by the JSE SENS Department.

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MSM - Massmart - Notification Of Subsidiary Direct **18 Apr 2007**

MSM
MSM
MSM - Massmart - Notification Of Subsidiary Director`s Dealing In Massmart Holdings Limited Securities

Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")

Notification of subsidiary director`s dealing in Massmart Holdings Limited securities

In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a subsidiary director of the company:

Subsidiary director: Tyrone Vieira
Subsidiary: Massdiscounters
Number of securities: 17,164
Class of security: Ordinary
Nature of interest: Direct, beneficial
Nature of transaction: Exercise of options / Sale of shares
Date: 17 April 2007

i) Nature of transaction: Exercise of options
No: 6,500
Price: R10.95

ii) Nature of transaction: Exercise of options
No: 2,239
Price: R13.88

iii) Nature of transaction: Exercise of options
No: 1,869
Price: R18.98

iv) Nature of transaction: Exercise of options
No: 6,556
Price: R27.63

v) Nature of transaction: Sale of shares
No: 17,164
Price: R90.00

Total transaction value: R1,544,760.00

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.

18 April 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 18/04/2007 12:43:55 Produced by the JSE SENS Department.

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MSM - Massmart - Notification of Director`s Dealin **25 Apr 2007**

MSM
MSM
MSM - Massmart - Notification of Director`s Dealing
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the Company")
Notification of Director`s dealing in Massmart Holdings Limited securities
In compliance with rule 3.63 to 3.66 of the JSE Listing Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a non-executive director of the Company:

Director:	Michael Rubin
Number of securities:	10,000
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Sale of shares
Date:	24 April 2007
Price:	R93.25
Total transaction value:	R932 500.00
Prior authority to transact:	Obtained

25 April 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 25/04/2007 11:29:01 Produced by the JSE SENS Department.

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MSM - Massmart - Notification Of Executive Committ **4 May 2007**

MSM
MSM
MSM - Massmart - Notification Of Executive Committee Member`s Dealing In Massmart Holdings Limited Securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
Share code: MSM
ISIN: ZAE000029534
("Massmart" or "the Company")
Notification of Executive Committee Member`s dealing in Massmart Holdings Limited securities
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by an Executive Committee Member of the Company:
Executive Committee Member: Steven Glendinning
Number of securities: 105,894
Class of security: Ordinary
Nature of interest: Direct, beneficial
Nature of transaction: Exercise of options / Sale of shares
i) Nature of transaction: Exercise of options
No: 25,000
Price: R12.03
ii) Nature of transaction: Sale of shares
Date: 2 May 2007
No: 105,894
Price: R95.00
Total transaction value: R10,059,930.00
Shareholding: The shares sold represent 69.44% Mr Glendinning`s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Glendinning still holds 46,606 Massmart shares or options.
The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
04 May 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 04/05/2007 10:45:45 Produced by the JSE SENS Department.

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MSM - Massmart - Notification Of Director`s Dealin **24 May 2007**

MSM
MSM

MSM - Massmart - Notification Of Director`s Dealing In Massmart Holdings Limited Securities

Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
Share code: MSM
ISIN: ZAE000029534
("Massmart" or "the Company")

Notification of Director`s dealing in Massmart Holdings Limited securities

In compliance with rule 3.63 to 3.66 of the JSE Listing Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a director of the Company:

Director:	Mark Lamberti
Number of securities:	1,534,537
Class of security:	Ordinary
Nature of interest:	Indirect / non-beneficial
Nature of transaction:	Sale of shares
Date:	22 & 23 May 2007
Price:	R94.6546
Total Transaction value:	R145,250,965.50
Prior authority to transact:	Obtained

Consistent with previous announcements, this sale of a portion of Mr. Lamberti`s holdings constitutes a portfolio rebalancing, pursuant to his retirement as CEO on the 30th June 2007 and his appointment as Non-Executive Chairman on the 1st July 2007. This sale concludes the portfolio rebalancing and reduces his holding in the company to 500,000 shares (none of which were options).

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.

24 May 2007
Johannesburg

Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited

Date: 24/05/2007 12:12:01 Produced by the JSE SENS Department.

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MSM - Massmart Holdings Limited - Notification of **28 May 2007**

MSM
MSM
MSM - Massmart Holdings Limited - Notification of subsidiary director`s dealing
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
(Share code: MSM)
(ISIN: ZAE000029534)
("Massmart" or "the company")

Notification of subsidiary director`s dealing in Massmart Holdings Limited securities

In compliance with rule 3.63 to 3.66 of the JSE Listings Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a subsidiary director of the company:

Subsidiary director:	Fred Cresswell
Subsidiary:	Masscash
Number of securities:	3,223
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Exercise of options / Sale of shares
Date:	24 May 2007
i) Nature of transaction:	Exercise of options
No:	3,223
Price:	R13.88 per option
ii) Nature of transaction:	Sale of shares
No:	3,223
Price:	R94.50
Total transaction value:	R304,573.50

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.

28 May
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 28/05/2007 13:00:18 Produced by the JSE SENS Department.

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MSM
MSM
MSM - Massmart Holdings Limited - Notification of dealings in shares
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
Share code: MSM
ISIN: ZAE000029534
("Massmart" or "the Company")

Notification of Subsidiary Director`s dealing in Massmart Holdings Limited securities

In compliance with rule 3.63 to 3.66 of the JSE Listing Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a subsidiary director of the company:

Subsidiary director:	Gerhardus Lourens
Subsidiary:	Makro
Number of securities:	18,923
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Exercise of Options / Sale of shares
Date:	29 May 2007
i) Nature of transaction:	Exercise of options
No:	2,373
Price:	R29.87
ii) Nature of transaction:	Exercise of options
No:	2,276
Price:	R42.97
iii) Nature of transaction:	Exercise of options
No:	6,421
Price:	R18.98
iv) Nature of transaction:	Exercise of options
No:	7,853
Price:	R13.88
v) Nature of transaction:	Sale of shares
No:	18,923
Price:	R91.35
Total transaction value:	R1,728,665.25

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.

30 May 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited

Date: 30/05/2007 15:06:26 Produced by the JSE SENS Department.

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MSM - Massmart Holdings Limited - Notification of **30 May 2007**

MSM
MSM
MSM - Massmart Holdings Limited - Notification of Dealings in Shares
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
Share code: MSM
ISIN: ZAE000029534
("Massmart" or "the Company")
Notification of Executive Committee Member`s dealing in Massmart Holdings Limited securities

In compliance with rule 3.63 to 3.66 of the JSE Listings Requirements, the following dealings in the securities of Massmart have taken place by an Executive Committee Member of the Company:

Executive Committee Member:	Steven Glendinning
Number of securities:	10,310
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Sale of shares
i) Date:	28 & 29 May 2007
No:	10,310
Price:	R91.5459
Total transaction value:	R941,617.75

Shareholding: The shares sold represent 22% of Mr Glendinning`s Massmart shareholding comprising direct purchases and/or shares acquired in terms of the rules of the Massmart Holdings Limited Employee Share Trust. After the abovementioned sale, Mr Glendinning still holds 36,296 Massmart shares or options.

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.

30 May 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 30/05/2007 15:08:58 Produced by the JSE SENS Department.

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MSM - Massmart Holdings Limited - Notification of **30 May 2007**

MSM
MSM
MSM - Massmart Holdings Limited - Notification of Dealings in shares
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
Share code: MSM
ISIN: ZAE000029534
("Massmart" or "the Company")
Notification of Subsidiary Director`s dealing in Massmart Holdings Limited securities
In compliance with rule 3.63 to 3.66 of the JSE Listing Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a subsidiary director of the company:

Subsidiary director:	Robert Barrell
Subsidiary:	Massdiscounters
Number of securities:	23,052
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Exercise of Options / Sale of shares
Date:	29 May 2007
i) Nature of transaction:	Exercise of options
No:	8,627
Price:	R13.88
ii) Nature of transaction:	Exercise of options
No:	4,085
Price:	R29.87
iii) Nature of transaction:	Exercise of options
No:	6,910
Price:	R18.98
iv) Nature of transaction:	Exercise of options
No:	3,430
Price:	R42.97
v) Nature of transaction:	Sale of shares
No:	23,052
Price:	R91.35
Total transaction value:	R2,105,860.14

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
30 May 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 30/05/2007 15:10:20 Produced by the JSE SENS Department.

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MSM - Massmart - Notification of subsidiary Direct **1 Jun 2007**

MSM
MSM
MSM - Massmart - Notification of subsidiary Director`s dealing in securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
Share code: MSM
ISIN: ZAE000029534
("Massmart" or "the Company")
Notification of Subsidiary Director`s dealing in Massmart Holdings Limited securities
In compliance with rule 3.63 to 3.66 of the JSE Listing Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a subsidiary director of the Company:

Subsidiary director:	Chris Nezar
Subsidiary:	Makro
Number of securities:	26,575
Class of security:	Ordinary
Nature of interest:	Direct, beneficial
Nature of transaction:	Exercise of Options / Sale of shares
Date:	31 May 2007
i) Nature of transaction:	Exercise of options
No:	18,897
Price:	R18.98
ii) Nature of transaction:	Exercise of options
No:	7,678
Price:	R13.88
iii) Nature of transaction:	Sale of shares
No:	26,575
Price:	R92.77
Total transaction value:	R2,465,277.71

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
1 June 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 01/06/2007 16:18:13 Produced by the JSE SENS Department.

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MSM - Massmart - Notification of subsidiary Direct **1 Jun 2007**

MSM
MSM
MSM - Massmart - Notification of subsidiary Director`s dealing in Securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
Share code: MSM
ISIN: ZAE000029534
("Massmart" or "the Company")
Notification of Subsidiary Director`s dealing in Massmart Holdings Limited securities

In compliance with rule 3.63 to 3.66 of the JSE Listing Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a subsidiary director of the Company:

Subsidiary director: Alison Lambert
Subsidiary: Massbuild
Class of security: Ordinary
Nature of interest: Direct, beneficial
Nature of transaction: Sale of shares
Date: 31 May 2007
i) No: 10,000
Price: R92.77
Total transaction value: R927,668.00

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.

1 June 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 01/06/2007 16:19:02 Produced by the JSE SENS Department.

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MSM - Massmart - Notification of subsidiary Direct 1 Jun 2007

MSM
MSM
MSM - Massmart - Notification of subsidiary Director`s dealing in securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
Share code: MSM
ISIN: ZAE000029534
("Massmart" or "the Company")
Notification of Subsidiary Director`s dealing in Massmart Holdings Limited securities
In compliance with rule 3.63 to 3.66 of the JSE Listing Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a subsidiary director of the Company:

Subsidiary director: D Kalan
Subsidiary: Makro
Number of securities: 40,566
Class of security: Ordinary
Nature of interest: Direct, beneficial
Nature of transaction: Exercise of Options / Sale of shares
Date: 31 May 2007
i) Nature of transaction: Exercise of options
No: 3,774
Price: R18.98
ii) Nature of transaction: Exercise of options
No: 11,792
Price: R19.14
iii) Nature of transaction: Exercise of options
No: 25,000
Price: R12.03
iv) Nature of transaction: Sale of shares
No: 40,566
Price: R93.50
Total transaction value: R3,792,921.00

The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
1 June 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 01/06/2007 16:20:01 Produced by the JSE SENS Department.

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MSM - Massmart - Notification of Director`s dealin 1 Jun 2007

MSM
MSM
MSM - Massmart - Notification of Director`s dealing in securities
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
Share code: MSM
ISIN: ZAE000029534
("Massmart" or "the Company")
Notification of Director`s dealing in Massmart Holdings Limited securities
In compliance with rule 3.63 to 3.66 of the JSE Listing Requirements, the following dealings in the securities of Massmart Holdings Limited have taken place by a director of the Company:

Director: CS Seabrooke
Class of security: Ordinary
Nature of interest: Indirect beneficial/non-beneficial
Date: 31 May 2007
i) Nature of transaction: Sale of shares
No: 100,000
Price: R92.40
ii) Nature of transaction: Purchase of shares
No: 100,000
Price: R92.40

No effective change in holdings - part of subsidiary re-organization by the Sabvest Group which is controlled by The Seabrooke Family Trust.
The required clearance per section 3.66 of the JSE Listings Requirements was obtained.
1 June 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 01/06/2007 16:21:00 Produced by the JSE SENS Department.

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MSM - Massmart Holdings Limited - Changes to the B **2 Jul 2007**

MSM
MSM
MSM - Massmart Holdings Limited - Changes to the Board of Massmart
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
Share code: MSM
ISIN: ZAE000029534
("Massmart" or "the Group")
Changes to the board of Massmart
The Board of Massmart confirms that the following changes, all announced previously, took effect from July 1st 2007:
Mr. Mark James Lamberti, previously Deputy Chairman and Chief Executive Officer, was appointed Chairman of the Board. Mr. Lamberti ceased his Executive role in the Group and no longer occupies an office at Massmart.
Mr. Christopher Stefan Seabrooke, previously Non-Executive Chairman, was appointed Deputy Chairman of the Board and Lead Independent Director.
Mr. Grant Michael Pattison, previously Chief Executive Designate was appointed Chief Executive Officer.
The 14 member Board of Directors now consists of the Chairman, the Chief Executive Officer, the Chief Financial Officer (Guy Hayward) and eleven independent non-executive directors.
2 July 2007
Johannesburg
Sponsor to Massmart:
Deutsche Securities (SA) (Proprietary) Limited
Date: 02/07/2007 08:00:00 Produced by the JSE SENS Department.

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MSM - Massmart - Sales update for the 52 weeks to **5 Jul 2007**

MSM
MSM
MSM - Massmart - Sales update for the 52 weeks to 24 June 2007
Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration Number: 1940/014066/05)
Share code: MSM
ISIN: ZAE000029534
("Massmart" or "the Company")
Sales update for the 52 weeks to 24 June 2007
Massmart`s continuing sales increased to R34.7 billion, a growth of 16.3% on 2006. Comparable store sales grew 13.0%. Total sales growth including Furnex in the prior year was 14.5%.
Inflation for the year across the Massmart Group is estimated at 4.9%, comprising inflation of 0.5% in General Merchandise, 8.1% in Food and Liquor, and 6.5% in Home Improvement.
Divisional sales growth was as follows:
- Massdiscounters grew 15.7% with inflation of 1.3%;
- Masswarehouse grew 14.4% with inflation of 4.7%;
- Massbuild grew 27.3% with inflation of 6.5%;and
- Masscash, excluding Furnex in the prior year, grew 14.2%, with inflation of 8.7%.

Massmart`s reviewed results for the year ended June 2007 will be published on 23 August 2007.
The above information has not been reviewed or reported on by the Company`s auditors.
Johannesburg
5 July 2007
Sponsor:
Deutsche Securities (SA) (Proprietary) Limited
Date: 05/07/2007 12:31:26 Produced by the JSE SENS Department.

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Massmart Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration Number: 1940/014066/05)
Share code: MSM
ISIN: ZAE000029534
(Massmart" or "the Company")

Trading update for the year to June 2007

Massmart shareholders are advised that, after adjusting for the first-time accounting impact of Thuthukani, the Group's Staff BEE scheme, implemented in October 2006, adjusted headline earnings per share ("HEPS") for the year ended 30 June 2007 is anticipated to be between 34% and 38% higher than that of the prior year. These figures represent the Group's comparable headline earnings growth.

The unadjusted HEPS growth for the year to June 2007 over the prior year is anticipated to be between 27% and 31%.

Earnings per share should reflect growth of between 25% and 29% over the prior year.

The above information has not been reviewed or reported on by the Company's auditors.

Johannesburg
15 August 2007

Sponsor: Deutsche Securities (SA) (Proprietary)Ltd

MASSMART

Massmart Holdings Limited

(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
Share code: MSM ISIN: ZAE000029534
("Massmart" or "the Company")

Circular to Massmart shareholders in relation to the proposed Black Empowerment Transaction

regarding

- **amendments to the Articles of Association of the Company;**
- **the creation of 'A' Convertible Redeemable Non-cumulative Participating Preference Shares;**
- **the creation of 'B' Convertible Redeemable Participating Preference Shares; and**
- **the specific issue of the 'A' and 'B' Preference Shares;**

---

and incorporating

- **a notice of a general meeting of shareholders; and**
- **a form of proxy *(blue)*.**

15 June 2006

Merchant bank and transactional sponsor

RAND MERCHANT BANK
A division of FirstRand Bank Limited

Independent expert

Deloitte.
Deloitte & Touche
Registered Auditors

Reporting accountants

Deloitte.
Deloitte & Touche
Registered Auditors

Corporate law advisers

EDWARDNATHAN
CORPORATE LAW ADVISERS
EDWARD NATHAN (Proprietary) Limited
Registration No. 2004/005665/07

Sponsor

Deutsche Securities
Member of the Deutsche Bank Group

Table of contents

Action required by shareholders

This circular is important and requires your immediate attention. If you are in any doubt as to what action to take, please consult your CSDP, broker, accountant, attorney or other financial adviser.

Please take careful note of the following provisions regarding the action required by dematerialised and certificated shareholders.

A general meeting of shareholders will be held on Friday 14 July 2006 at 10:00 at Massmart House, 16 Peltier Drive, Sunninghill Ext 6, Sandton, South Africa.

- **If you have dematerialised your ordinary shares without "own name" registration:**
  - **Voting at the general meeting**
    - Your CSDP/broker is obliged to contact you in the manner stipulated in the agreement concluded between you and your CSDP/broker to ascertain how you wish to cast your vote at the general meeting and thereafter to cast your vote in accordance with your instructions.
    - If you have not been contacted, it would be advisable for you to contact your CSDP/broker and furnish it with your voting instructions.
    - If your CSDP/broker does not obtain voting instructions from you, it will be obliged to vote in accordance with the instructions contained in the agreement concluded between you and your CSDP/broker.
    - You should **not** complete the attached form of proxy (blue).
  - **Attendance and representation at the general meeting**
    - In accordance with the agreement between you and your CSDP/broker, you must advise your CSDP/broker if you wish to attend the general meeting in person, or if you wish to send a proxy to represent you at the general meeting and your CSDP/broker will issue the necessary letter of authority for you or your proxy to attend the general meeting.

- **If you have not dematerialised your ordinary shares or have dematerialised your ordinary shares with "own name" registration:**
  - **Voting, attendance and representation at the general meeting**
    - You may attend and vote at the general meeting in person.
    - Alternatively, you may appoint a proxy to represent you at the general meeting by completing the attached form of proxy (blue) in accordance with the instructions it contains, which form must be lodged with or posted to the transfer secretaries to be received by no later than 10:00 Wednesday 12 July 2006.

If you wish to dematerialise your ordinary shares, please contact your CSDP/broker. If you have disposed of your ordinary shares, this circular, together with the attached form of proxy (blue), should be handed to the purchaser of such ordinary shares or the CSDP/broker or other agent who disposed of your ordinary shares for you.

This circular is available in English only. Copies may be obtained from the registered office of the Company or from the transfer secretaries at the addresses set out on page 4.

Summary

This summary section summarises the purpose of Massmart's BEE Transaction, the mechanics of the BEE Transaction and describes the possible financial benefits that may accrue to participating employees. This section does not form part of the legal requirements of this circular.

Purpose of this circular

Massmart has decided to do an empowerment transaction for the benefit of its staff and black management. As a listed company, Massmart must get the approval of shareholders to undertake the BEE Transaction and so this whole circular:

- sets out what the Company is trying to achieve;
- details the special and ordinary resolutions which need to be passed by shareholders and provides a form to be used by shareholders to indicate how they want to vote; and
- shows what the financial effect of the BEE Transaction will be on the Company.

Background

The BEE Transaction has a value of approximately R950 million based on the closing price of an ordinary share, on the last practicable date, of R47.60.

The Massmart Board is totally committed to the spirit and principles supportive of BEE and believes BEE to be essential to the redress of past inequities and the transformation and normalisation of South African society.

The Board believes that this BEE Transaction is both a moral imperative and entirely appropriate at this time in the history of the Company and country. The BEE Transaction will better align the Massmart Group with: its staff, whose efforts have been the origin of the value created over the past 18 years; its customers, whose continued patronage is highly valued; and with broader society whose respect it strives to earn.

Prior to the publication of the first draft of the Codes of Good Practice on Broad-based BEE and in the absence of a charter defining BEE for South African retailers, the Board approved a policy in early 2004 to focus on every aspect of BEE and the Massmart Group has established programmes and targets to do so. Massmart was recently rated the 4th most empowered company among South African retailers and will continue to pursue its BEE objectives.

One of these objectives is to share the ownership of Massmart with previously disadvantaged individuals. In considering who would contribute the most to Massmart's vision, the Board felt that the permanent employees of the Massmart Group were the people who most deserved to be recognised for the part they have played in the Group's progress. Furthermore, the Board decided that those who had served the Massmart Group the longest deserved a greater participation.

The BEE Transaction, if approved, is one of the largest and most important transactions in the history of Massmart.

Overview of the Transaction

The BEE Transaction will include the setting up of two trusts: the Thuthukani Empowerment Trust and the Management Trust.

The Thuthukani Empowerment Trust will have the following characteristics:

- it will be created for the benefit of all of the Massmart Group's permanent employees in South Africa who are employed on 1 October 2006, regardless of race and gender and who are not beneficiaries of Massmart's existing share ownership scheme;
- approximately 14 500 employees who do not currently participate in any of Massmart's existing share schemes (83% of whom are previously disadvantaged individuals) will be beneficiaries of the trust;
- the beneficiaries will immediately have vested rights that are similar to those of existing Massmart shareholders, including:
  - the right to dividends;
  - the right to vote at shareholder meetings through elected trustees; and
  - the right to acquire, after a certain period, ordinary shares, and thereafter to retain or sell them; and
- these vested rights will represent 9% of the issued shares of Massmart (before the BEE Transaction).

The Management Trust will have the following characteristics:

- it will be created for the benefit of the Massmart Group's current and future previously disadvantaged management in South Africa. Although approximately 30 of the Massmart Group's previously disadvantaged management will benefit from this, the trust will primarily be applied to attracting and retaining previously disadvantaged managers in the future;
- the beneficiaries will immediately have vested rights including:
  - the right to vote at shareholder meetings through elected trustees; and
  - the right to acquire, after a certain period, ordinary shares, and thereafter to retain or sell them; and
- these vested rights will represent 1% of the issued share of Massmart (before this BEE Transaction).

Mechanics of the BEE Transaction

The detailed mechanics of the BEE Transaction are provided in the body of this circular and shareholders are advised to read this detail in order to ensure they are fully aware of the impact of the BEE Transaction.

The BEE Transaction has different mechanics for the two trusts and these are explained separately below.

At a high level, the Thuthukani Empowerment Trust will operate as follows:

- Massmart will issue 'A' Preference Shares to the Thuthukani Empowerment Trust;
- the number of 'A' Preference Shares allocated to beneficiaries of the Thuthukani Empowerment Trust will be based on length of service with the Group;
- to become beneficiaries, employees must be employed at 1 October 2006;
- at the end of years four, five and six (being 1 October 2010, 2011 and 2012, respectively) 33.3% of the 'A' Preference Shares will become available to the beneficiaries;
- the beneficiaries may then elect to receive the benefits flowing from these newly available 'A' Preference Shares. If the beneficiary makes no election, the 'A' Preference Shares will be held until the scheme comes to an end (at the end of six years), when an automatic election will be deemed to occur;
- when the employee elects to receive his benefit, then he will receive ordinary shares with a value equal to the difference between the price of an ordinary share at the time of his election and the reference price (being R49.98) multiplied by the size of his allocation;
- the 'A' Preference Shares will get 25% of the dividend on ordinary shares for the first year, 50% of the ordinary share dividend for the second year, 75% of the ordinary share dividend for the third year and 100% of the dividend for the fourth year and thereafter. This amount will be paid in cash into the beneficiaries' bank accounts within a few weeks after the declaration of Massmart's ordinary dividend; and
- this trust is once-off and will be wound up in or about 2013. Any undistributed 'A' Preference Shares will then be distributed to beneficiaries, while any forfeited or unallocated 'A' Preference Shares will be redeemed.

At a high level, the Management Trust will operate as follows:

- the number of 'B' Preference Shares allocated to beneficiaries of the Management trust will be decided upon by the Remuneration Committee;
- this is not a once-off transaction and it is envisaged that 'B' Preference Shares will remain available for allocation to current and future beneficiaries, based upon a formula applied by the Remuneration Committee;
- at the end of years two, three, four and five from the date of allocation, 25% of the 'B' Preference Shares will become available to the beneficiaries;
- the beneficiaries may then elect to receive the benefits flowing from these newly available 'B' Preference Shares. If the beneficiary makes no election, the 'B' Preference Shares will be held until the end of six years from the date of allocation, when an automatic election will be deemed to occur;
- when the employee elects to receive his benefit, then he will receive ordinary shares with a value equal to the difference between the price of an ordinary share at the time of his election and the reference price (which will vary from issue to issue but which will be R49.98 for the initial allocation); and
- the 'B' Preference Shares in this trust do not get any dividends from the Company.

How much will the BEE Transaction cost?

Massmart's advisers and accountants have run detailed valuation models and determined that the true cost of the BEE Transaction is R235 million. This estimate is based on the best information available at the last practicable date. This amount will be spread over the six years the BEE Transaction will be in operation.

Who appoints the trustees?

The beneficiaries in each trust will be entitled to elect their own Trustees.

The Thuthukani Empowerment Trust will have nine trustees, of which four will be elected by the beneficiaries, four will be appointed by Massmart and one person will be an independent previously disadvantaged professional who may be elected by the trustees to act as chairman of the trust. The majority of the trustees shall be previously disadvantaged individuals.

Corporate information and advisers

Company Secretary and Registered Office

A Cimring, CA(SA)
Massmart House
16 Peltier Drive
Sunninghill Ext 6
Sandton, 2196
(Private Bag X4, Sunninghill, 2157)

Corporate law advisers

Edward Nathan (Proprietary) Limited
150 West Street
Sandown
Sandton, 2196
(PO Box 783347, Sandton, 2146)

Transfer secretaries

Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

Merchant bank and transactional sponsor

Rand Merchant Bank
a division of FirstRand Bank Limited
1 Merchant Place
Cnr Fredman Drive and Rivonia Road
Sandton, 2196
(PO Box 786273, Sandton, 2146)

Independent expert

Deloitte & Touche
Financial Advisory, Corporate Finance
Registered Auditors
Deloitte Place
The Woodlands
Woodlands Drive
Woodmead
Sandton, 2196
(Private Bag X6, Gallo Manor, 2052)

Reporting accountants and auditors

Deloitte & Touche
Registered Auditors
Deloitte Place
The Woodlands
Woodlands Drive
Woodmead
Sandton, 2196
(Private Bag X6, Gallo Manor, 2052)

Sponsor

Deutsche Securities (SA) (Proprietary) Limited
3 Exchange Square
87 Maude Street
Sandton, 2196
(Private Bag X9933, Sandton, 2146)

Important dates and times

	2006
Circular and notice of general meeting posted to shareholders on or about	Wednesday 15 June
Last day for receipt of proxies in respect of the general meeting by 10:00 on	Wednesday 12 July
General meeting to be held at 10:00 on	Friday 14 July
Results of general meeting released on SENS on	Friday 14 July
Results of general meeting published in the press on	Monday 17 July
Special resolutions lodged with the Registrar of Companies on or about	Thursday 20 July

Notes:

1. Any material changes to the above dates and times will be released on SENS and published in the press.
2. All times given in this circular are local times in South Africa.

Interpretation and definitions

Unless otherwise stated or the context indicates otherwise, the words in the first column shall have the meanings assigned to them in the second column. Words in the singular include the plural and *vice versa*, words and expressions which denote one gender include the other genders, and a reference to a natural person includes a juristic person and *vice versa*.

"allocation balance"	in relation to a beneficiary and at any relevant time, means the number of preference shares vested in such beneficiary pursuant to an initial allocation as reduced thereafter pursuant to distributions and forfeitures;
" 'A' Preference Shares"	convertible, redeemable, non-cumulative participating preference shares with a par value of one cent each in the share capital of the Company, convertible into ordinary shares on a one-for-one basis or redeemed at par, each of which carries the same voting rights as an ordinary share, to be issued by Massmart to the Thuthukani Empowerment Trust in terms of the BEE Transaction;
"Articles"	articles of association of the Company;
" 'B' Preference Shares"	convertible, redeemable, participating preference shares with a par value of one cent each in the share capital of the Company, convertible into ordinary shares on a one-for-one basis or redeemed at par, each of which carries the same voting rights as an ordinary share, to be issued by Massmart to the Management Trust in terms of the BEE Transaction;
"BEE"	Black Economic Empowerment;
"Board" or "Massmart Board"	board of directors of Massmart;
"BEE Transaction"	collectively, the creation and issue of 'A' Preference Shares to the Thuthukani Empowerment Trust and 'B' Preference Shares to the Management Trust resulting in the issue of the equivalent of 10% of the ordinary shares in issue prior to the BEE Transaction;
"beneficiary"	means a beneficiary of either of the trusts, appointed as such under the relevant provisions of the relevant Trust Deed;
"black"	in relation to any person, shall have the meaning ascribed to it in the Broad-Based Black Economic Empowerment Codes of Good Practice;
"black company"	company or trust that has at least 51% of the issued equity share capital and voting rights held by black people and at least 50% of the board being black as defined in the Broad-Based Black Economic Empowerment Act, 53 of 2003, and should the definition of black company for regulatory purposes require a higher percentage than 51%, then the aforementioned percentage of 51% shall, for the purposes of this definition, be read as such higher percentage;
"certificated shareholders"	shareholders who have not dematerialised their share certificates in terms of STRATE;
"circular"	this bound document, dated on or about 15 June 2006, including the annexures and reports attached hereto (including the notice of general meeting and form of proxy (blue));
"Companies Act"	South African Companies Act, 1973 (Act 61 of 1973), as amended;
"conversion date"	date on which the preference shares convert into ordinary shares following a distribution by the trustees, being seven days after the distribution date;
"CSDP"	Central Securities Depository Participant, accepted as a participant in terms of the Securities Services Act, 2004 (Act 36 of 2004);

"dematerialisation"	process by which certificated shares are converted to an electronic form as uncertificated shares and are recorded in the sub-register of shareholders maintained by a CSDP;
"Deloitte"	Deloitte & Touche Registered Auditors, in its capacity as reporting accountants to the BEE Transaction;
"Deloitte Corporate Finance"	Deloitte & Touche Corporate Finance, in its capacity as independent expert to the BEE Transaction;
"directors"	directors of the Company;
"distribution date"	means, in relation to a distribution notice transmitted by a beneficiary to a trustee (when he is entitled to do so): – received or deemed to have been received by the trustees on or before the 12th day of any month, the 15th day of that month; or – received or deemed to have been received by the trustees after the 12th of any month, the 15th day of the following month;
"effective date"	date the BEE Transaction becomes effective, being 1 October 2006;
"Exchange Control Regulations"	Exchange Control Regulations of 1961, as amended, issued in terms of section 9 of the Currency and Exchanges Act, 1933 (Act 9 of 1933), as amended;
"general meeting"	general meeting of shareholders convened in terms of the notice accompanying this circular, to be held at 10:00 on Friday 14 July 2006, at Massmart House, 16 Peltier Drive, Sunninghill Ext 6, Sandton, South Africa;
"IFRS"	International Financial Reporting Standards;
"JSE"	JSE Limited, a company duly registered and incorporated with limited liability under the company laws of South Africa under Registration Number 2005/022939/06, licensed to operate an exchange under the Securities Services Act, 2004 (Act 36 of 2004);
"last practicable date"	Friday 9 June 2006, being the last practicable date prior to finalisation of this circular;
"Listings Requirements"	Listings Requirements of the JSE from time to time;
"lock-in period"	period from the effective date to the date on which preference shares which have been distributed to the beneficiaries have fully converted into ordinary shares in their hands or been redeemed by the Company;
"Management Trust"	trust formed by Massmart for the benefit of the Massmart Group's current and future previously disadvantaged managers;
"Massmart" or "the Company"	Massmart Holdings Limited (Registration number 1940/014066/06), incorporated in South Africa, the issued ordinary share capital of which is listed on the JSE;
"Massmart Group" or "the Group"	Massmart and its subsidiaries and associates from time to time;
"Memorandum"	memorandum of association of the Company;
"non-permitted employee event"	occurs, in relation to a beneficiary, if such beneficiary ceases to be employed by any member of the Massmart Group for any reason, other than by reason of a permitted employee event;
"ordinary shares"	ordinary shares with a par value of 1 cent each in Massmart's current issued share capital;

"permitted employee event"	occurs in relation to a beneficiary: – if such beneficiary dies whilst in the employ of any member of the Massmart Group; or – if such beneficiary becomes disabled within the contemplation of the then Massmart Group human resources policy; or – if such beneficiary retires from the employ of any member of the Massmart Group; or – if such beneficiary is retrenched by any member of the Massmart Group by which such beneficiary is employed and is not hired by any other member of Massmart Group within three months; or – if any member of the Massmart Group by which such beneficiary is employed is entirely disposed of, or any business carried on by any member of the Massmart Group by which such beneficiary is employed is entirely disposed of, other than to any member of the Massmart Group;
"preference shares"	collectively, the 'A' Preference Shares or the 'B' Preference Shares issued to the two trusts, as the case may be;
"preference shareholders"	registered holders of the preference shares;
"qualifying countries"	a country in which Massmart has operations for which the Board has agreed that employees employed by Massmart in such county qualify to participate in the Thuthukani Empowerment Trust;
"reference price"	means: – in relation to the Thuthukani Empowerment Trust, R49.98 calculated as the VWAP of the five trading days of ordinary shares on the last practicable date; – in relation to the Management Trust, the reference price calculated as the VWAP of the five trading days prior to the effective date of the allocation to the relevant beneficiary;
"reporting accountants"	Deloitte & Touche, Registered Auditors;
"ruling price"	VWAP of an ordinary share for the five trading days prior to the 15th day of the month in which a beneficiary makes an election to receive a distribution, provided that if such beneficiary makes an election after the 12th day of the month, then the price will be VWAP of an ordinary share for the five trading days prior to the 15th day of the following month;
"SENS"	Securities Exchange News Service of the JSE;
"shareholders"	registered holders of ordinary shares;
"South Africa"	Republic of South Africa;
"STRATE"	STRATE Limited (Registration number 1998/022242/06), a public company duly incorporated in accordance with the laws of South Africa and registered as a central securities depository in terms of the Securities Services Act, 2004 (Act 36 of 2004), being an electronic clearing and settlement system for transactions to be settled and transfer of ownership to be recorded electronically on the JSE and off-market;
"Thuthukani Empowerment Trust"	Thuthukani Empowerment Trust, a trust formed by Massmart for the benefit of all its permanent employees in the qualifying countries who are not participants of the Massmart Group's existing share ownership scheme;
"transfer secretaries"	Computershare Investor Services 2004 (Proprietary) Limited;
"trust"	either the Thuthukani Empowerment Trust or the Management Trust, as the context may require;
"trustees"	trustees of the relevant trust;
"VAT"	Value-Added Tax as imposed by the Value-Added Tax Act, 1991 (Act 89 of 1991), as amended; and
"VWAP"	Volume-Weighted Average Price.

MASSMART

Massmart Holdings Limited

(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
Share code: MSM ISIN: ZAE000029534

Executive directors

Mark Lamberti *(CEO)*
Grant Pattison *(CEO Designate)*
Guy Hayward *(CFO)*
Stephanus ("Fanus") Nothnagel *(COO)*

Non-executive directors

Chris Seabrooke *(Chairman)*
Nigel Matthews
Martin Dods Brand
Zitulele ("KK") Combi
James Hodkinson
Phumzile Langeni
Peter Maw
Dawn Mokhobo
Michael Rubin

Circular to shareholders

---

1. Introduction and rationale

Massmart has resolved to enter into a BEE Transaction pursuant to which shares equivalent to approximately 10% of Massmart's current issued share capital will be issued to trusts representing a broad base of the Group's staff and previously disadvantaged Massmart Group managers.

The BEE Transaction has a value of approximately R950 million based on the closing price of an ordinary share on the last practicable date of R47.60.

The Board is totally committed to the spirit and principles supportive of BEE and believes BEE to be essential to the redress of past inequities and the transformation and normalisation of South African society.

The Board believes that the BEE Transaction is a moral imperative and entirely appropriate at this time in the history of the Company and country. The BEE Transaction will better align the Massmart Group with: its staff, whose efforts have been the origin of the value created over the past 18 years; its customers, whose continued patronage is highly valued; and with broader society whose respect it strives to earn.

Prior to the publication of the first draft of the Codes of Good Practice on Broad-Based BEE and in the absence of a charter defining BEE for South African retailers, the Board approved a policy in early 2004 to focus on every aspect of BEE and the Massmart Group has established programmes and targets to do so. Massmart was recently rated the 4th most empowered company among South African retailers and will continue to pursue its BEE objectives.

One of these objectives is to share the ownership of Massmart with previously disadvantaged individuals. In considering who would contribute the most to Massmart's vision, the Board felt that the permanent employees of the Massmart Group were the people who most deserved to be recognised for the part they have played in the Group's progress. Furthermore, the Board decided that those who had served the Massmart Group the longest deserved a greater participation.

The BEE Transaction, if approved, is one of the largest and most important transactions in the history of Massmart.

The BEE Transaction will be structured as follows:

- the Thuthukani Empowerment Trust, a general staff trust, will be created for the benefit of all of the Massmart Group's permanent employees in South Africa who are employed on the effective date, regardless of race and gender and who are not beneficiaries of Massmart's existing share ownership scheme. These approximately 14,500 employees (83% of whom are previously disadvantaged

individuals), will immediately have rights that are similar to those of existing shareholders, including the right to earn dividends, the right to vote at shareholder meetings through elected trustees and the right to acquire, after a certain period and pursuant to the conversion of the undermentioned 'A' Preference Shares, ordinary shares, and thereafter to retain or sell them; and

- the Management Trust will be created for the benefit of the Massmart Group's current and future previously disadvantaged management in South Africa. This trust will initially benefit approximately 30 of the Massmart Group's previously disadvantaged management but will primarily be applied to attracting and retaining future managers in this category.

2. Prospects

Profound structural changes have occurred in the South African economy. The benefits of rising gross national product, stable and relatively low interest and inflation rates, the emergence of the black middle class and improved disposable incomes, should fuel South Africa's economic development on a more sustainable basis. These benefits should continue to support retail sales and potentially moderate their cyclical volatility in the years ahead.

3. Details of the BEE Transaction

3.1 Salient features of the BEE Transaction

3.1.1 Creation of the preference shares

Massmart will increase its authorised share capital through the creation of 20 000 000 preference shares which shares will be issued to the two trusts.

Two separate classes of preference shares will be created. 18 000 000 'A' Preference Shares will be created for issue to the Thuthukani Empowerment Trust and 2 000 000 'B' Preference Shares will be created for issue to the Management Trust. The main difference between the two classes of preference shares is that the holders of the 'A' Preference Shares will receive dividends and other distributions whilst the 'B' Preference Shares will not.

Special resolutions for the increase of the Company's authorised share capital and the creation of the preference shares by amending the Articles, are included in the notice of general meeting attached to this circular. The special resolutions will require approval by 75% of the shareholders present or represented by proxy at the general meeting.

Dispensation has been received from the JSE to create the preference shares and authorise to have full voting rights for as long as they are held by a black company, despite the fact that they will not be listed on the JSE. The preference shares will not be counted for JSE categorisation purposes. Any further issues of preference shares will be subject to JSE and shareholder approval. Terms and conditions of the preference shares are included in the notice of general meeting attached to this circular.

3.1.2 Specific issues of the preference shares

Massmart will issue preference shares as follows:

- a maximum of 18 000 000 'A' Preference Shares will be issued to the Thuthukani Empowerment Trust at their par value of one cent each, for a total consideration of a maximum of R180 000. The Thuthukani Empowerment Trust will be funded by means of a capital contribution made by the Massmart Group; and
- a maximum of 2 000 000 'B' Preference Shares will be issued to the Management Trust at par value of one cent each, for a total consideration of a maximum of R20 000. The Management Trust will be funded by means of a capital contribution made by the Massmart Group.

An ordinary resolution requiring the approval of 75% of the shareholders present or represented by proxy at the general meeting, to effect the specific issue of the preference shares, is included in the notice of general meeting attached to this circular. The issue of 'A' preference shares to the Thuthukani Trust is covered by ordinary resolution number 1 and the issue to the Management Trust is covered by ordinary resolution number 2. These ordinary resolutions will, by reason of the Listings Requirements, require approval by 75% of the shareholders present or represented by proxy at the general meeting.

3.2 Details of the trusts

3.2.1 The Thuthukani Empowerment Trust

3.2.1.1 Allocation and vesting

The number of 'A' Preference Shares allocated by the Thuthukani Empowerment Trust to each beneficiary will be based on the length of service the beneficiary has with the Massmart Group. An initial allocation of 450 'A' Preference Shares each will be made to all beneficiaries irrespective of the length of service, with extra 'A' Preference Shares being allocated based on the length of service with the Massmart Group. The total number of 'A' Preference Shares allocated to any individual will be subject to a likely maximum of 2 600 'A' Preference Shares.

The allocation of the 'A' Preference Shares will be once-off and any employees joining the Massmart Group after the effective date will not be allocated any 'A' Preference Shares.

The rights to the 'A' Preference Shares will vest in each beneficiary as soon as such employee accepts his appointment as a beneficiary.

3.2.1.2 Capital distribution

Beneficiaries will be entitled to elect to receive their 'A' Preference Shares on the following basis:

- 33.33% after the end of year four (being 1 October 2010) ("First Trigger Date");
- 33.33% after the end of year five ("Second Trigger Date"); and
- 33.33% after the end of year six ("Third Trigger Date").

The number of 'A' Preference Shares to be received by each beneficiary will be calculated by reference to the formula set out in paragraph 3.2.1.4 below. Subject to certain exceptions, the beneficiaries have to be in the employ of the Massmart Group on the respective Trigger Dates in order to be eligible to receive the 'A' Preference Shares.

If a beneficiary ceases to be employed by any company in the Massmart Group by reason of a non-permitted employee event, then:

- if the non-permitted employee event occurs before the First Trigger Date, the beneficiary shall forfeit the whole of his initial allocation for no consideration; or
- if the non-permitted employee event occurs on or after the First Trigger Date but before the Second Trigger Date, the beneficiary shall, if he has not already transmitted a distribution notice to the trustees in respect of the then distributable portion, be deemed to have transmitted a distribution notice in respect of one-third of his initial allocation and shall immediately thereafter forfeit the whole of his allocation balance for no consideration; or
- if the non-permitted employee event occurs on or after the Second Trigger Date but before the Third Trigger Date, the beneficiary shall, if he has not already transmitted a distribution notice to the trustees in respect of the then distributable portion, be deemed to have transmitted a distribution notice in respect of two-thirds of his initial allocation and shall immediately thereafter forfeit the whole of his allocation balance for no consideration; or

  If a beneficiary ceases to be employed by any company in the Massmart Group by reason of a permitted employee event, the beneficiary or his legal representative shall be entitled, at any time thereafter, to transmit a distribution notice to the trustees, but in respect of a distributable portion being the whole of his initial allocation.

3.2.1.3 *Dividends*

The 'A' Preference Shares will pay dividends equivalent to a certain percentage of the ordinary share dividend and any other distributions in respect thereof, in the following manner:

- 25% of the ordinary share dividend and any other distributions in year one (being the financial year to June 2007);
- 50% of the ordinary share dividend and any other distributions in year two;
- 75% of the ordinary share dividend and any other distributions in year three; and
- 100% of the ordinary share dividend and any other distributions in year four and thereafter.

Dividends to preference shareholders will be paid in addition to those paid to shareholders and the Company's dividend cover policy will continue to apply in relation to the ordinary shares.

3.2.1.4 *Capital distribution formula*

After becoming entitled to a distribution in terms of paragraph 3.2.1.2 above, beneficiaries will be able to elect the date on which they will receive the formula-determined number of 'A' Preference Shares. The formula-determined number of 'A' Preference Shares will, seven days after the beneficiary has required a distribution, automatically convert into ordinary shares on a one-for-one basis and will rank *pari passu* with all other ordinary shares then in issue.

If no election is made when the beneficiary is entitled to do so, the formula-determined number of 'A' Preference Shares will automatically be transferred to the beneficiary at maturity of the scheme (being 1 October 2012, unless an election is made prior thereto).

Unallocated 'A' Preference Shares as well as those forfeited by beneficiaries during the life of the BEE Transaction, will be redeemed by the Company at their par value before the trust is wound up. The number of 'A' Preference Shares that each beneficiary will be entitled to receive after they notify the trustees of their election will be calculated using the following formula:

N = EP x (1 - RP/P)

Where:

N = number of 'A' Preference Shares that a beneficiary will be entitled to receive and which shall be distributed to him;

EP = the distributable portion, being one-third of the beneficiary's initial vested allocation on each of the First, Second and Third Trigger Dates, provided that the distributable portion shall accumulate if the beneficiary does not transmit a distribution notice to the trustees when he becomes entitled to receive his 'A' Preference Shares;

RP = reference share price (in the case of Thuthukani Empowerment Trust being R49.98);

P = ruling price.

3.2.1.5 *Trustees and voting*

More than 50% of the trustees of the Thuthukani Empowerment Trust will be previously disadvantaged and one of the nine trustees will be a previously disadvantaged external trustee, independent of Massmart. Both the beneficiaries and Massmart will be entitled to appoint trustees. The majority of the trustees will be appointed by the beneficiaries. Mathulwane Mpshe, Pearl Maphoshe, Winston Pitse, John Hawksley, Yvonne Kgoedi and Brian Leroni have been appointed as the interim trustees of this trust pending election of the trustees.

Trustees will be able to vote the preference shares on behalf of beneficiaries.

3.2.16 Restrictions

No beneficiary shall, in respect of the 'A' Preference Shares which have not been distributed or have not yet converted into ordinary shares, be entitled to:

- pledge, cede in security, mortgage or otherwise hypothecate or encumber his rights;
- sell, cede, transfer, lend or otherwise alienate or dispose of or enter into any contract to dispose of his rights;
- enter into any agreement in respect of any votes attached to his rights or enter into any derivative transaction in respect of his rights; and
- agree, whether or not subject to any suspensive or resolutive condition, to do any of the foregoing.

3.2.2 The Management Trust

Current and future previously disadvantaged eligible managers in the Massmart Group will be eligible to participate in the Management Trust. Directors of Massmart are specifically excluded from participating in this trust.

The mechanics of the Management Trust are the same as for the Thuthukani Empowerment Trust in all respects apart from the fact that the instruments will be 'B' Preference Shares and the differences noted below:

3.2.2.1 Allocation and vesting

The allocation of the rights to the 'B' Preference Shares will be done by the trustees of the Management Trust after instructions from the Massmart Nomination and Remuneration Committee. The rights to the 'B' Preference Shares will vest on acceptance of the allocation.

3.2.2.2 Capital distribution

Beneficiaries will, based on the formula set out in paragraph 3.2.1.4 above, become entitled to receive the 'B' Preference Shares on the following basis:

- 25% at the end of year two (from the date of allocation) ("First Trigger Date");
- 25% at the end of year three ("Second Trigger Date");
- 25% at the end of year four ("Third Trigger Date"); and
- 25% at the end of year five ("Fourth Trigger Date").

3.2.2.3 Dividends

The 'B' Preference Shares will pay no dividends until the beneficiaries elect to receive their 'B' Preference Shares which will automatically convert into ordinary shares on a one-for-one basis after seven days and thereafter rank *pari passu* with the ordinary shares then in issue.

3.2.2.4 Trustees and voting

More than 50% of the trustees of the Management Trust will be previously disadvantaged and one of the three trustees will be a previously disadvantaged external trustee, independent of Massmart. The majority of the trustees will not be appointed by Massmart. Nkululeko Swana, John Hawksley and Winston Pitse have been appointed as the first trustees of this trust.

Trustees will be able to vote the shares on behalf of beneficiaries.

3.2.2.5 Restrictions on disposal

The same restrictions apply as those applicable to the Thuthukani Empowerment Trust.

4. Effective date

The BEE Transaction will become effective on 1 October 2006.

5. Conditions precedent

The BEE Transaction is subject, *inter alia*, to fulfilment of the following conditions precedent:

- the passing of all necessary special and ordinary resolutions by the requisite majority of shareholders in a general meeting of shareholders; and
- registration of the special resolutions with the Registrar of Companies.

6. Transaction costs

The estimated transaction costs of the BEE Transaction to Massmart are set out below:

Service	Service provider	Amount (R)
Advisory	Rand Merchant Bank	2 750 000
Legal fees	Edward Nathan	750 000
Fair and reasonable	Deloitte Corporate Finance	350 000
Accounting opinion	Deloitte & Touche	300 000
JSE documentation inspection	JSE Limited	13 000
Publishing and printing	INCE (Proprietary) Limited	300 000
Other		150 000
Sub-total		4 613 000
VAT		645 820
Total (inclusive of VAT)		**5 258 820**

7. Estimated economic costs

Massmart has estimated the economic cost of entering into the BEE Transaction for the Massmart Group and its shareholders to be approximately R235 million. This represents approximately 2,2% of the market capitalisation of Massmart at 31 May 2006. This figure was calculated with reference to the requirements of IFRS 2 – Share-Based Payments. This amount will be amortised over the six years the BEE Transaction will be in operation.

IFRS 2 sets out the basis for calculating the economic cost shown above and uses the following key inputs or assumptions:

- the Black-Scholes model for valuing options;
- the actual or likely conversion dates attached to the preference shares;
- using available open-market data, the expected future ordinary share prices as determined using option pricing models and the amount of future dividends at given dates; and
- using past experience at the Group, the annual rate of turnover by employees and the average take-up by employees of vested shares or options.

These calculations derive an expected future cost associated with the preference shares that is then discounted to the present and aggregated, resulting in the figure of R235 million shown above.

In terms of IFRS 2, the only variables or assumptions referred to above that can be changed after inception relate to the employees, in this case being actual staff turnover and the actual take-up of the vested preference shares. Any subsequent changes in market conditions or market date are disregarded.

Generally accepted accounting practice in terms of IFRS will have the effect of reducing Massmart's future reported headline earnings by the amount of the dividend paid to the holders of the 'A' Preference Shares (see paragraph 3.2.1.3 above). This has been confirmed in a technical opinion issued by the reporting accountants. Given that the amortised IFRS 2 charge in effect already includes the cost of this preference dividend, there will be an element of double-counting the cost associated with this dividend. Based on the current accounting framework, statements and practice, this double-counting appears to be unavoidable.

8.1 Accounting treatment

The principles underlying the accounting treatment are in compliance with IFRS. IFRS 2 – Share-Based Payments, requires the total charge to be amortised over the period of the BEE Transaction, being six years. This amortised charge will commence in the June 2007 financial year.

The table below sets out the unaudited *pro forma* financial effects of the BEE Transaction, based on the assumptions set out below. The unaudited *pro forma* financial effects have been prepared for illustrative purposes only. Due to the nature of the unaudited *pro forma* financial effects, it may not give a fair reflection of shareholders' financial position, changes in equity, results of operations or cash flows after completion of the BEE Transaction. The financial effects based on the interim results for 2006 (being the six months ended 30 December 2005) are set out below and are the responsibility of the directors of the Company.

	Actual Before the BEE Transaction	*Pro forma* After the BEE Transaction	Decrease (%)
Basic earnings per ordinary share (cents)	258.5	247.6	(4.2)
Headline earnings per ordinary share (cents)	258.2	247.4	(4.2)
Fully diluted basic earnings per ordinary share (cents)	250.0	239.5	(4.2)
Fully diluted headline earnings per ordinary share (cents)	249.8	239.3	(4.2)
Net asset value per ordinary share ("NAV") (cents)	970.6	967.9	(0.3)
Tangible NAV per ordinary share (cents)	336.1	333.5	(0.8)
Actual number of ordinary shares in issue ('000)	199 741	199 741	0.0
Weighted number of ordinary shares in issue ('000)	199 293	199 293	0.0
Weighted average number of fully diluted ordinary shares in issue ('000)	206 006	206 006	0.0

Notes:

1. *Pro forma* income statement and balance sheet are included in Annexure 4 to this circular;
2. The tangible NAV excludes intangible assets;
3. The following assumptions have been made in the preparation of the financial effects:
   - the earnings and headline earnings per ordinary share reflected in the "Before" column were extracted from published interim unaudited results for 31 December 2005;
   - the NAV and tangible NAV reflected in the "Before" column were extracted from published interim unaudited results for 31 December 2005;
   - the effect on NAV and tangible NAV per ordinary share reflected in the "After" column assumes that the transaction was effective 31 December 2005; and
   - the effect on earnings and headline earnings per ordinary share reflected in the "After" column assumes that the transaction was effected on 1 July 2005.
4. The reporting accountants' report in respect of the financial effects is set out in Annexure 1 to this circular.
5. The *pro forma* diluted number of ordinary shares in issue does not increase as result of the BEE Transaction. This is the result of the accounting practice which assumes information at the time the circular is issued. As there is no ordinary share price appreciation since the effective date it is assumed that no ordinary shares will be issued. Shareholders are referred to paragraph 7 above that clarifies the estimated economic costs of the BEE Transaction.

9. Salient information on Massmart

9.1 Incorporation and listing

Massmart was incorporated in South Africa on 19 July 1940 and was listed on the JSE on 4 July 2000.

9.2 Background information on Massmart

Massmart is a managed portfolio of 11 wholesale and retail chains, each focused on high volume, low margin, low cost distribution of mainly branded consumer goods for cash, in ten countries in sub-Saharan Africa. The Group is the third largest distributor of consumer goods in Africa, the leading retailer of general merchandise, liquor and home improvement equipment and supplies and the leading wholesaler of basic foods.

9.3 Share capital

At the last practicable date, the authorised and issued share capital of Massmart, before and after the implementation of the BEE Transaction is as follows:

		Rand
Before implementation of the BEE Transaction		
Authorised share capital		
500 000 000	ordinary shares of 1 cent each	5 000 000
20 000 000	non-redeemable cumulative non-participating preference shares of 1 cent each	200 000
Issued share capital		
201 040 697	ordinary shares of 1 cent each	2 010 407
Share premium		209 400 000
		211 410 407
After implementation of the BEE Transaction		
Authorised share capital		
500 000 000	ordinary shares of 1 cent each	5 000 000
20 000 000	non-redeemable cumulative non-participating preference shares of 1 cent each	200 000
18 000 000	'A' Convertible redeemable non-cumulative participating preference shares of 1 cent each	180 000
2 000 000	'B' Convertible redeemable participating preference shares of 1 cent each	20 000
Issued share capital		
201 040 697	ordinary shares of 1 cent each	2 010 407
18 000 000	'A' Convertible redeemable non-cumulative participating preference shares of 1 cent each	180 000
2 000 000	'B' Convertible redeemable participating preference shares of 1 cent each	20 000
Share premium		
		279 757 690

The unissued authorised shares of the Company are under the control of the directors and subject to the provisions of the Companies Act and the Listings Requirements.

10. Details relating to directors

10.1 Directors' details

Name, age and qualifications	Designation	Business address
Christopher Stefan Seabrooke (53) *BCom, BAcc, MBA, FCMA*	Non-executive chairman	Sabvest Limited Four Commerce Square 39 Rivonia Road Sandhurst, 2196
Martin Dods Brand (62)	Non-executive director	P.O.S.S.E. Management Group (Proprietary) Limited 13 Bridlewood Welgelee Road Constantia, 7806
Zitulele Luke ("KK") Combi (54) *Diploma Public Relations*	Non-executive director	Master Currency 18th Floor, ABSA Centre 2 Riebeek Street Cape Town, 8001
Guy Robert Charles Hayward (40) *BCom, CTA, CA(SA)*	Chief financial officer	Massmart House 16 Peltier Drive Sunninghill Ext 6 Sandton, 2196
James Clifford Hodkinson (62)	Non-executive director	29B Western Avenue Branksome Park Poole Dorset BH13 7AN
Mark James Lamberti (55) *BCom, MBA (Wits), PPL (Harvard)*	Chief executive officer	Massmart House 16 Peltier Drive Sunninghill Ext 6 Sandton, 2196
Phumzile Langeni (32) *BComm (Accounting) Natal, Durban*	Non-executive director	Pelawan Investments 1st Floor, Seef House 43 Weirda Road West Sandton, 2196
Ian Nigel Matthews (60) *MA (Oxon), MBA (UCT)*	Non-executive director	30 Gleneagles Road Hurlingham, 2070
Peter Maw (44) *BCom (Hons), CA(SA), HDip Tax Law*	Non-executive director	Southern Cross Capital 3rd Floor Mariendahl House Newlands, 7700
Dawn Nonceba Merle Mokhobo (57) *BA (Social Science)*	Non-executive director	Unit 2 250 Bryanston Drive Bryanston, 2021
Stephanus ("Fanus") Nothnagel (44) *BCom, Dip MAct, ACMA*	Chief operating officer	Massmart House 16 Peltier Drive Sunninghill Ext 6 Sandton, 2196
Grant Michael Pattison (35) *BSc (Eng)*	Chief executive officer designate	Massmart House 16 Peltier Drive Sunninghill Ext 6 Sandton, 2196
Michael Jonathan Rubin (56) *BSc, MBA (UCT), MBA (Columbia)*	Non-executive director	801 Atheneum 225 Beach Road Sea Point Cape Town, 8001

A brief resume of each of the Company's directors is included in Annexure 5 to this circular.

10.2 Directors' interests in ordinary shares

On the last practicable date, the directors held the following interests in the ordinary share capital of Massmart:

Director	Shares Beneficial	Shares Non-beneficial	Options Beneficial	Options Non-beneficial	Total	Percentage	2005 Total
Non-Executive							
C S Seabrooke	–	300 000	–	–	300 000	0.1	200 000
M D Brand	–	–	–	–	–	–	–
Z L Combi	–	–	–	–	–	–	–
J C Hodkinson	4 000	–	–	–	4 000	0.0	4 000
P Langeni	–	–	–	–	–	–	–
I N Matthews	–	–	–	–	–	–	–
P Maw	–	–	–	–	–	–	–
D N M Mokhobo	–	–	–	–	–	–	–
M J Rubin	100 000	2 000	–	–	102 000	0.1	102 000
Executive							
M J Lamberti	–	5 034 534	–	–	5 034 534	2.5	6 587 026
G R C Hayward	552 524	–	500 000	–	1 052 524	0.4	1 027 524
S Nothnagel	–	–	944 688	–	944 688	0.4	819 240
G M Pattison	1 185 919	–	605 219	–	1 791 138	0.5	1 041 138
Total	**1 842 443**	**5 336 534**	**2 049 907**	**–**	**9 228 884**		**9 780 928**

A register detailing directors' interests in the Company is available for inspection at the Company's registered office.

10.3 Directors' remuneration

There will be no variation in the remuneration receivable by any of the directors as a consequence of the implementation of the BEE Transaction. The directors of Massmart earned the following remuneration at the end of the last reported financial year, being 30 June 2005:

Emoluments	Services as directors of Massmart R'000	Salary and allowances R'000	Bonuses and performance-related payments R'000	Other benefits R'000	Retirement and related benefits R'000	Otherwise in connection with the affairs of Massmart R'000	Sub-Total R'000	Fringe benefit of interest free loans used to finance shares R'000	Gains on exercise of share options R'000	Total R'000
Executive Directors										
M J Lamberti	–	2 400	2 700	382	195	–	5 677	2 033	–	7 710
M J Lamberti	–	–	–	–	–	–	–	1 399	–	1 399
G R C Hayward	–	1 500	1 750	173	161	–	3 584	302	5 324	9 210
S Nothnagel	–	1 799	2 285	14	172	–	4 270	–	787	5 057
G M Pattison	–	1 608	1 075	14	156	–	2 853	679	–	3 532
	–	7 307	7 810	583	684	–	16 384	4 413	6 111	26 908
Non-executive directors										
C S Seabrooke	635	–	–	–	–	–	635	–	3 059	3 694
D G Barrett	103	–	–	–	–	–	103	58	2 305	2 466
M D Brand	235	–	–	–	–	–	235	–	–	235
Z L Combi	160	–	–	–	–	–	160	–	–	160
J C Hodkinson	137	–	–	–	–	38	175	–	–	175
P Langeni	137	–	–	–	–	–	137	–	–	137
I N Matthews	555	–	–	–	–	30	585	–	–	585
P Maw	310	–	–	–	–	–	310	–	–	310
D N M Mokhobo	235	–	–	–	–	–	235	–	–	235
M J Rubin	160	–	–	–	–	–	160	–	–	160
	2 667	–	–	–	–	68	2 735	58	5 364	8 157
Total	2 667	7 307	7 810	583	684	68	19 119	4 471	11 475	35 065

10.4 Directors' interests in the BEE Transaction

There are no directors of Massmart who have an interest in the BEE Transaction. No transactions in which directors of the Company had any material, direct or indirect, interest were effected during the current and immediately proceeding financial year or in any way remain outstanding or unperformed.

11. Material changes

There have been no material changes in the financial or trading position of Massmart Group since the publication of Massmart's reviewed results for the six months ended 31 December 2005.

12. Litigation

There are no legal or arbitration proceedings that may have or have had a material effect on the financial position of the Massmart Group in the past 12 months. The directors of Massmart are not aware of any such proceedings that are pending or threatened.

13. Corporate Governance

The Board

The Board is responsible for directing the Group towards the achievement of the Massmart vision. The Board is ultimately accountable for the development and execution of the Group's strategy, operating performance and financial results, practised within the Group's formal governance authorities. The Board is responsible for its own composition, the appointment of the Chairman and Chief Executive Officer, and the constitution and composition of its sub-committees.

The Board currently comprises four executive directors and nine non-executive directors, all of whom who are independent of Massmart and its shareholders. The role of all directors is to bring independent judgement and experience to Board deliberations and decisions.

All directors retire by rotation every three years. Unless requested to serve a further term by the Board, retiring directors are not proposed for re-election by the shareholders. In addition, shareholders must ratify the initial appointment of each director at the first general meeting of shareholders following that director's appointment. The Board is not aware of any instances where there have been non-compliance with the King Code.

Board process and evaluation

The Board meets quarterly and on an *ad hoc* basis should a particular issue demand its attention. The Board's authority is devolved sequentially through the Massmart Executive Committee, the Divisional Boards and the Divisional Executive Committees as prescribed by the Massmart governance authorities. In addition, the Board has delegated certain specific responsibilities to Board Committees, as described more fully below.

The Board works to a formal agenda that covers strategy, structure, operating performance, growth initiatives and other key activities of the Group. To do so effectively, formal documents and minutes of all Board Committees are included in the Board papers.

Directors are encouraged to take independent advice, at company cost, in the proper execution of their duties and responsibilities. They have direct, unfettered access to the external auditors, professional advisers and to the advice and services of the Company Secretary.

The Nomination and Remuneration Committee facilitates a comprehensive annual formal performance evaluation of the Chief Executive Officer (CEO), comprising a self-evaluation, an evaluation of the CEO by every non-executive director by way of a questionnaire which includes open-ended comments, and an appraisal of the CEO by each of his direct reports using a different questionnaire. Summary and feedback of the above is provided to the CEO by the Chairman, and he is encouraged to probe and debate any aspect of the evaluation with the full Board.

In addition, all Board members complete a detailed Board self-assessment each year, probing the composition, duties, responsibilities, process and effectiveness of the Board.

Thirdly, all Board Committee members complete a detailed self-assessment probing the composition, duties, responsibilities, process and effectiveness of their Committees.

Finally, all Board members formally assess the Chairman's performance and the CEO provides feedback.

These assessments are approached in a constructive manner and provide valuable input that is used to enhance the effectiveness of the Board and its Committees.

Board Committees

Audit Committee

The Audit Committee comprises Messrs Nigel Matthews (chairman), Chris Seabrooke and Peter Maw. The Committee receives regular reports on Group companies' financial performance, internal controls, adherence to accounting policies and areas of significant risk, amongst others. After considering these reports, the Committee formally reports to the Board, twice each year, regarding the overall framework and effectiveness of controls. The Audit Committee also sets the principles for recommending the use of external auditors for non-audit purposes.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee, comprising Messrs Chris Seabrooke (chairman), Nigel Matthews and Ms Dawn Mokhobo, and Mark Lamberti attends by invitation, is responsible for the Group's remuneration policy and the short-term and long-term incentive policies for directors, executives, management and staff.

Risk Committee

The Risk Committee, comprising Messrs Nigel Matthews (chairman), Peter Maw, Dods Brand, Guy Hayward, Fanus Nothnagel, Grant Pattison and Norman Gray (Head of Massmart Internal Audit), is responsible for ensuring compliance with the principles of risk management as outlined in the King II Report.

Sustainability Committee

The Sustainability Committee comprises KK Combi (chairman), Dods Brand, Phumzile Langeni, Dawn Mokhobo and Michael Rubin, with Mark Lamberti and Grant Pattison attending by invitation. This Committee was established in February 2006 and is responsible for ensuring compliance with the principles of sustainability reporting within the Global Reporting Initiative and monitoring all aspects of Massmart's BEE strategies and practices.

Executive Committee

The Massmart Executive Committee is the most senior executive decision-making body in the Group. The Committee is chaired by the Chief Executive Officer and comprises the Chief Financial Officer, the Chief Executive Officer Designate, the Chief Operating Officer, the Deputy Chief Financial Officer, the Group Organisation Executive, the Group Commercial Executive and the four Divisional Managing Directors.

14. Opinions and recommendations

Deloitte Corporate Finance, the independent expert appointed by the Board in terms of the Listings Requirements, has considered the terms and conditions of the BEE Transaction and is of the opinion that such terms and conditions are unfair but reasonable to the shareholders. The reason for concluding that the terms and conditions of the BEE Transaction are unfair is because Massmart are unable to quantify the benefits of the BEE Transaction to Massmart shareholders in the absence of a Retail Charter and, as a consequence, they found that the cost of the BEE Transaction to Massmart shareholders exceeds the quantifiable benefits.

The independent expert's report is included as Annexure 2 to this circular.

The Board has considered the terms and conditions of the BEE Transaction and the opinion of the independent expert and is of the opinion that the BEE Transaction is in the best interests of Massmart and its shareholders.

15. Material contracts

Below are the only material contracts or transactions entered into by Massmart or its subsidiaries within the two-year period prior to the last practicable date:

On 23 February 2005, Massmart announced the acquisitions of Nabuild (Proprietary) Limited, trading as Federated Timbers, and De La Rey 1001 Building Materials (Proprietary) Limited, both subject only to the approval of the Competition Authorities. On 9 March 2005, Massmart announced the acquisition of Servistar (Proprietary) Limited, also subject only to the approval of the Competition Authorities. At that time Federated Timbers operated 34 stores in all nine provinces of South Africa and sells predominantly to building contractors on short-term credit; Western Cape-based De La Reys operated three stores in Cape Town with a very similar product and customer profile to Builders Warehouse; and Servistar operated 14 stores trading in KwaZulu-Natal, the Eastern and Southern Cape providing a broad range of tools, equipment and supplies to the DIY, home improvement and garden enthusiast.

The combined cash consideration for these three businesses will be between R660m and R750m, dependent upon their financial performance over the next two financial years. The majority of this consideration was however, paid following the Competition Authorities' unconditional approval of all three acquisitions in early June 2005. The financial results of these three businesses were included in the consolidated results of Massmart with effect from 1 June 2005.

On 25 April 2005 Massmart announced the acquisition, subject to certain conditions precedent, of 84.1% of the issued shares and all shareholders' loans of Moresport for a consideration of R403.8 million. On 10 April 2006 the Competition Tribunal upheld the recommendation of the Competition Commission that this proposed acquisition be prohibited. Subsequently, on 29 May 2006, the parties to the Moresport transaction announced that they would not proceed with an appeal to the Competition Appeal Court and so the proposed acquisition fell away.

16. Directors' responsibility

The directors, whose names appear in paragraph 10.1 above, collectively and individually, accept full responsibility for the accuracy of the information given in this circular and certify that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this circular false or misleading, and all reasonable enquiries to ascertain such facts have been made and that this circular contains all information required by law and the Listings Requirements.

17. Consents

The merchant bank and transaction sponsor, corporate law advisers, sponsor, independent expert, reporting accountants and transfer secretaries to Massmart, have all provided their written consents to their names being published in this circular and have not withdrawn their consents prior to the publication of this circular.

18. Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours (Saturdays, Sundays and South African public holidays excepted) at the registered office of Massmart from Thursday 15 June 2006 (being the date of issue of this circular) up to and including Friday 14 July 2006:

- the updated Articles;
- the Memorandum;
- the Trust Deeds for the two trusts;
- a signed copy of this circular;
- material contracts as disclosed in paragraph 15 above;
- the audited annual financial statements of Massmart for each of the last three financial years;

- the reviewed interim financial report for the six months ended 31 December 2005;
- the report of the reporting accountants on the *pro forma* financial effects;
- copies of any service contracts entered into with the directors;
- the independent expert's report issued by Deloitte Corporate Finance; and
- consent letters of reporting accountants, merchant bank and transactional sponsor, independent expert, corporate law advisers and sponsor.

By order of the Board

A Cimring, CA(SA)
Company Secretary

15 June 2006
Sandton

Registered office

Massmart House
16 Peltier Drive
Sunninghill Ext 6
Sandton, 2196
(Private Bag X4, Sunninghill, 2157)

Reporting accountants' report

"The Directors
Massmart Holdings Limited
16 Peltier Drive
Private Bag X4
Sunninghill
2157

7 June 2006

Dear Sirs

INDEPENDENT REPORTING ACCOUNTANTS' ASSURANCE REPORT ON THE *PRO FORMA* INFORMATION OF THE MASSMART HOLDINGS LIMITED BLACK ECONOMIC EMPOWERMENT TRANSACTION

INTRODUCTION

We have performed our limited assurance engagement in respect of the *pro forma* financial effects and the *pro forma* income statement and balance sheet, as set out in paragraph 8 and Annexure 4 to the circular ("the *pro forma* financial information"), dated on or about 14 June 2006, issued in connection with the Black Economic Empowerment Transaction ("BEE Transaction") of Massmart Holdings Limited ("Massmart").

The *pro forma* financial effects have been prepared in accordance with the requirements of the JSE Limited's ("JSE") Listings Requirements, for illustrative purposes only, to provide information about how the BEE Transaction may affect the reported historical financial information presented, had the BEE Transaction been undertaken at the commencement of the period or at the date of the *pro forma* balance sheet being reported on.

DIRECTORS' RESPONSIBILITY

The directors are responsible for the compilation, contents and presentation of the *pro forma* financial information contained in the circular and for the financial information from which it has been prepared. Their responsibility includes determining that:

- the *pro forma* information financial information has been properly compiled on the basis stated;
- the basis is consistent with the accounting policies of Massmart;
- the *pro forma* adjustments are appropriate for the purposes of the *pro forma* financial information disclosed in terms of the JSE Listings Requirements.

REPORTING ACCOUNTANTS' RESPONSIBILITY

Our responsibility is to express our limited assurance conclusion on the *pro forma* financial information included in the circular to Massmart shareholders. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements applicable to *Assurance Engagements Other Than Audits or Reviews of Historical Financial Information* and the *Guide on Pro Forma Financial Information* issued by SAICA.

This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the *pro forma* financial information, beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

SOURCES OF INFORMATION AND WORK PERFORMED

Our procedures consisted primarily of comparing the unadjusted financial information with the source documents, considering *the pro* forma adjustments in light of the accounting policies of Massmart,

considering the evidence supporting the *pro forma* adjustments and discussing the adjusted *pro forma* financial information with the directors of the Company in respect of the corporate actions that are the subject of this circular.

In arriving at our conclusion, we have relied upon financial information prepared by the directors of Massmart and other information from various public, financial and industry sources.

While our work has involved an analysis of the historical published audited financial information and other information provided to us, our assurance engagement does not constitute an audit or review of any of the underlying financial information conducted in accordance with *International Standards on Auditing or International Standards on Review Engagements* and accordingly, we do not express an audit or review opinion.

In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

CONCLUSION

Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that, in terms of sections 8.17 and 8.30 of the JSE Listings Requirements:

- *pro forma* financial information has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of the issuer;
- the adjustments are not appropriate for the purposes of the *pro forma* financial information as disclosed.

Yours faithfully

Deloitte & Touche
Registered Auditors
Per: **B Escott**
Partner"

Independent expert's report

"Massmart Holdings Limited
16 Peltier Drive
Sunninghill Ext 6
Sandton
2196

12 June 2006

Attention: The Directors

Dear Sirs

OPINION TO THE SHAREHOLDERS OF MASSMART HOLDINGS LIMITED ("Massmart" or "the company") REGARDING THE ISSUE OF CONVERTIBLE PREFERENCE SHARES TO MASSMART'S PREVIOUSLY DISADVANTAGED MANAGEMENT AND GENERAL STAFF ("the Transaction")

Introduction

Massmart proposes to implement an equity empowerment transaction over 9.1% (post-transaction) of its shares in order to empower the company's current and future previously disadvantaged management in South Africa ("Black Management") and any permanent employees in South Africa (both black and white) who do not currently participate in any of the company's existing share option ownership schemes ("General Staff").

Full details of the Transaction are contained in the circular to shareholders of Massmart ("the circular") dated on or about 14 June 2006, of which this letter forms part. The details in the circular include the manner in which individuals in the above groups acquire Massmart shares over time. Broadly this is achieved in the following way:

- separate trusts will be created for each of the aforementioned groups;
- convertible redeemable non-cumulative preference shares in Massmart ("preference shares") will be created and issued to the trusts. These shares are convertible into ordinary shares in Massmart on a one-for-one basis, carry voting rights equivalent to Massmart ordinary shares but have different entitlements to dividends;
- qualifying individuals become vested beneficiaries at inception;
- the number of preference shares to which each beneficiary shall be entitled over time will be determined by a formula and is subject to certain service conditions being met;
- upon entitlement beneficiaries elect the date on which to receive preference shares; and
- the preference shares will convert on delivery into Massmart ordinary shares.

Scope

In terms of paragraph 5.53(b) of the JSE Limited ("JSE") Listings Requirements ("the Listings Requirements"), which deals with options and convertible securities granted/issued for cash, if the discount to the market price at the time of conversion of the convertible security is not known at the time of issue of the security, or if it is known that the discount will exceed 10% of the 30-day weighted average traded price of the security at the date of exercise, then the issue will be subject to the issuer providing its shareholders with a fair and reasonable statement from an independent professional party. In addition the JSE requires that a fair and reasonable opinion on the entire BEE Transaction be provided as the transaction involves the issue of unlisted voting instruments.

Further and in accordance with the regulations of the Listings Requirements, the professional must be acceptable to the JSE as well as have no material interest in the transaction or ultimately, its success or failure.

As a consequence of the above, the board of directors of Massmart has appointed us to advise whether in our opinion the Transaction is fair and reasonable to all the shareholders of Massmart.

Definition of the terms "fair" and "reasonable"

The assessment of fairness is primarily based on quantitative issues. The Transaction would be considered fair to Massmart shareholders if the quantifiable benefits from the Transaction were equal to or greater than the cost.

The reasonableness of the Transaction, however, is determined based on qualitative issues. Hence, the Transaction may be unfair but still be reasonable, or *vice versa*, after taking into consideration other significant factors.

Information considered and procedures carried out

In arriving at our opinion we have considered information from the following sources:

- a brief review of the company, including a summary of the history, nature of business, products or services and an overview of competitor activity. This information was acquired from a variety of sources;
- a strategic analysis of the company, including, *inter-alia*, a summary of the strengths, weaknesses, opportunities and threats applicable thereto as well as details regarding market share and market growth rates;
- analysts' reports dealing with the industry in which the company operates and on the company itself;
- audited annual financial statements for the 2002 to 2005 financial years;
- reviewed interim financial results for the six months ended 31 December 2005;
- the company's dividend history and dividend policy;
- forecasts and underlying assumptions prepared by Massmart management for the five years ending 30 June 2011;
- the press announcement relating to the Transaction dated 17 May 2006;
- a review of the circular to shareholders detailing the Transaction;
- the historical market prices and trading volumes of Massmart shares;
- an indicative valuation of Massmart which we have prepared;
- the terms of the Trust Deeds between Massmart and the Trusts;
- an opinion from Deloitte & Touche on the accounting treatment of the elements of the Transaction under International Financial Reporting Standards;
- the assumptions and results of an option valuation model, prepared by Rand Merchant Bank, to determine the present value of options to acquire shares in Massmart (as elements of the Transaction simulate call options), and the results of an option valuation model prepared by Deloitte & Touche for the purposes of assessing the RMB model outputs;
- the economic cost of the Transaction relative to recent BEE transactions in the market;
- an analysis of the benefits of the Transaction to shareholders in the absence of a BEE charter for the retail industry; and
- a review of the Broad-Based Black Economic Empowerment Act, the development of BEE charters in South Africa, and experts' views on the likely timing and content of a charter for the retail industry.

Where practical, we have corroborated the reasonability of the information provided to us for the purpose of our opinion, including publicly available information, whether in writing or obtained in discussion with management of Massmart.

Our approach to considering the Transaction

In considering the Transaction, we are required under the Listings Requirements to perform our own independent valuation of the company and any quantifiable benefits resulting from the Transaction.

In addition we have considered the following qualitative factors:

- imperative for transformation to be achieved in South Africa;
- Massmart's intention to comply with the spirit of the Broad-Based Black Economic Empowerment Act;
- the possible introduction of a Retail Charter in the future;
- the potential of the transaction to influence staff loyalty, staff morale and staff turnover levels;
- the expectation of management that the Transaction will empower and incentivise Massmart's work force and thereby align the interests of all staff with those of other stakeholders; and
- the enhanced profile and reputation within the retail sector that may accrue to Massmart as a result of the improvement in its empowerment status following the Transaction.

Opinion

Based upon and subject to the aforegoing, we are of the opinion that the terms and conditions of the Transaction are unfair but reasonable to the shareholders of Massmart.

We conclude that the terms and conditions are unfair because Massmart are unable to quantify benefits of the transaction to Massmart shareholders in the absence of a Retail Charter and, as a consequence, we find that the cost of the Transaction to Massmart shareholders exceeds the quantifiable benefits. However we conclude that the terms and conditions are reasonable to Massmart shareholders. We arrive at this conclusion from a review of the significant qualitative factors summarised above.

Our opinion is based upon the market, regulatory and trading conditions as they currently exist and can only be evaluated at the date of this letter. It should be understood that subsequent developments may affect our opinion, which we are under no obligation to update, revise or re-affirm.

Each Massmart shareholder's decision may be influenced by their particular circumstances. We suggest that a shareholder should consult an independent adviser if they are in any doubt as to the merits of the Transaction considering their personal circumstances.

Limiting conditions

Our procedures and enquiries did not constitute an audit in terms of International Standards on Auditing. Accordingly, we cannot express an audit opinion on the financial data or other information used in arriving at our opinion.

Independence

We confirm that we have no financial interest in Massmart. Furthermore, we confirm that our professional fees are not contingent upon the success of the Transaction.

Consent

We hereby consent to the inclusion of this letter and references thereto in the circular in the form and context in which they appear.

Yours faithfully

Deloitte & Touche
Corporate Finance"

Price history of ordinary shares on the JSE

		High (cents)	Low (cents)	Closing (cents)	Volume
Quarterly					
2004	March	3 150	2 570	3 100	145 153 486
	June	3 400	2 849	3 270	41 181 422
	September	3 965	3 145	3 920	29 393 766
	December	5 370	3 800	4 529	68 772 007
2005	March	5 050	3 820	4 200	52 277 542
	June	4 750	4 025	4 477	38 210 415
	September	5 500	4 395	5 400	40 711 878
	December	5 460	4 950	5 165	55 454 273
2006	March	6 408	5 170	5 840	66 510 529
Monthly					
2005	January	4 529	3 820	4 180	24 214 994
	February	4 700	3 965	4 550	12 466 885
	March	5 050	4 060	4 200	15 595 663
	April	4 550	4 025	4 390	11 201 022
	May	4 750	4 150	4 225	8 993 603
	June	4 650	4 150	4 477	18 015 790
	July	4 950	4 395	4 920	9 352 251
	August	5 250	4 750	4 775	16 278 289
	September	5 500	4 775	5 400	15 081 338
	October-	5 439	4 980	5 180	12 973 474
	November	5 460	4 975	5 015	24 980 207
	December	5 195	4 950	5 165	17 500 592
2006	January	5 950	5 170	5 919	33 032 254
	February	6 408	5 551	6 070	13 814 610
	March	6 317	5 450	5 840	19 663 665
Daily					
2006	2 May	5 995	5 880	5 921	1 176 514
	3 May	5 999	5 920	5 930	808 590
	4 May	6 045	5 900	6 015	1 013 577
	5 May	6 140	6 000	6 070	825 416
	8 May	6 095	5 851	5 995	815 741
	9 May	6 025	5 960	6 000	369 798
	10 May	6 020	5 980	6 000	694 033
	11 May	6 025	5 900	5 930	890 003
	12 May	5 999	5 750	5 920	963 290
	15 May	5 900	5 450	5 500	1 299 542
	16 May	5 700	5 450	5 600	1 103 605
	17 May	5 700	5 550	5 550	476 090
	18 May	5 500	5 381	5 381	2 752 872
	19 May	5 450	5 325	5 350	524 911
	22 May	5 405	5 235	5 235	796 193
	23 May	5 385	5 200	5 350	1 397 613
	24 May	5 450	5 225	5 250	654 122
	25 May	5 325	5 200	5 239	401 823
	26 May	5 400	5 129	5 235	1 571 956
	29 May	5 500	5 237	5 437	329 857
	30 May	5 699	5 300	5 300	549 357
	31 May	5 350	5 060	5 130	686 502
	1 June	5 349	5 100	5 200	303 194
	2 June	5 499	5 200	5 450	1 256 071
	5 June	5 580	5 065	5 395	696 090
	6 June	5 366	5 150	5 198	881 782
	7 June	5 200	4 950	4 980	1 428 876
	8 June	4 950	4 705	4 725	635 608
	9 June	4 990	4 610	4 760	1 070 824

Source: I-Net Bridge.

Pro forma income statement and balance sheet

The unaudited *pro forma* financial effects have been prepared for illustrative purposes only. Due to the nature of the unaudited *pro forma* financial effects, it may not give a fair reflection of shareholders' financial position, changes in equity, results of operations or cash flows after completion of the BEE Transaction.

Income statement

Rm	**Before 2006 Interim**	**BEE Transaction adjustment**	***Pro forma* After the BEE Transaction**
Revenue	15 915.8		15 915.8
Cost of sales	(13 515.3)		(13 515.3)
Gross profit	2 400.5		2 400.5
Expenses	(1 623.4)	(21.6)[1]	(1,645.0)
Trading profit before interest and tax	777.1		755.5
Goodwill impairment	–		–
Net interest paid	(18.3)		(18.3)
Profit before tax	758.8		737.2
Taxation	(233.6)		(233.6)
Net profit for the period	525.2		503.6
Attributable to:			
Minority interest	10.1		10.1
Equity holders of the parent	515.1		493.5
Basic earnings per ordinary share (cents)	*258.5*		*247.6*
Headline earnings per ordinary share (cents)	*258.2*		*247.4*
Fully diluted earnings per ordinary share (cents)	*250.0*		*239.5*
Fully diluted headline earnings per ordinary share (cents)	*249.8*		*239.3*

Note to the income statement:

1. Amount represents the apportioned value of the options issued by Massmart to the two trusts. The value of the option, being an IFRS cost, is apportioned because the transaction is assumed to have been effective on 1 July 2005 and the BEE Transaction would have been effective for only six months.

Balance sheet

Rm	Before 2006 Interim	BEE Transaction adjustments	*Pro forma* After the BEE Transaction
ASSETS			
Non-current assets	2 865.7		2 865.7
Property, plant and equipment	875.1		875.1
Goodwill and other intangible assets	1 267.3		1 267.3
Investments and loans	316.9		316.9
Deferred tax	406.4		406.4
Current assets	7 861.6		7 856.3
Inventories	3 573.2		3 573.2
Accounts receivable and pre-payments	2 294.5		2 294.5
Cash and bank balances	1 993.9	(5.3)	1 988.6
Total assets	10 727.3	(5.3)	10 722.0
EQUITY AND LIABILITIES			
Total equity	1 986.1	(5.3)	1 980.8
Equity attributable to equity holders of the parent	1 938.6	(5.3)[2]	1 933.3
Minority interest	47.5		47.5
Non-current liabilities	1 158.4		1 158.4
Long-term liabilities – interest bearing	548.0		548.0
Other long-term liabilities and provisions	507.0		507.0
Deferred tax	103.4		103.4
Current liabilities	7 582.8		7 582.8
Accounts payable and accruals	7 321.0		7 321.0
Bank overdraft and short-term borrowings	261.8		261.8
Total equity and liabilities	10 727.3	(5.3)	10 722.0
Net asset value per ordinary share (cents)	*970.6*		*967.9*
Tangible net asset value per ordinary share (cents)	*336.1*		*333.5*

[1] The BEE Transaction does not have any effect on the balance sheet. The following journal entry would have been processed in respect of the IFRS 2 cost:

Dr Reserves	R21.6 million
Cr Equity	R21.6 million

[2] The amount relates to transaction costs in respect of this BEE Transaction. Included in this amount are costs relating to, advisers, printing and publishing costs as quoted by the respective service providers. These costs are written off against the share premium account.

Dr Share premium	R5.3 million
Cr Bank	R5.3 million

Assumptions:

1. The following assumptions have been made in the preparation of the financial effects:
   - the earnings and headline earnings per ordinary share reflected in the "Before" column were extracted from published interim unaudited results for 31 December 2005;
   - the net asset value and tangible net asset value per ordinary share reflected in the "Before" column were extracted from published interim unaudited results for 31 December 2005;
   - the effect on net asset value and tangible net asset value per ordinary share reflected in the "After" column assumes that the transaction was effective 31 December 2005;
   - the effect on earnings and headline earnings per ordinary share reflected in the "After" column assumes that the transaction was effected on 1 July 2005;
   - a reference share price of R46.00; and
   - income tax rate of 29%.
2. The reporting accountants' report in respect of the financial effects is set out in Annexure 1 to this circular.

Brief resume for each of the company's directors

Name	Brief resume
Christopher Stefan Seabrooke	Chairman of the Board, Chairman of the Nomination and Remuneration Committee, Member of the Audit Committee. Appointed 1 February 2000. Chris has, over the years, been a director of over twenty JSE-listed companies. He is currently CEO of Sabvest Limited, Chairman of Metrofile Holdings Limited and Set Point Technology Holdings Limited, and a director of Datatec Limited and Primedia Limited. He is also a director of Net1 U.E.P. S. Technologies Inc listed on Nasdaq in the United States of America. He is a director of a number of unlisted companies overseas and locally, including S.A. Bias Industries Limited and Mineworkers Investment Company (Proprietary) Limited in South Africa. He is a former Chairman of the South African State Theatre and former Deputy Chairman of both the inaugural National Arts Council and the founding Board of Business & Arts South Africa.
Martin Dods Brand	Member of the Risk Committee. Appointed 25 February 2003. Dods is the Chairman and majority shareholder of Posse Management Group (Proprietary) Limited and Posse Investment Holdings (Proprietary) Limited. He has extensive experience in retail and was Chief Executive Officer of Moregro (Morkels Retail Group Limited), in which he had held various directorships and senior positions in both the Group and its chains. He was also a director of KAP Beteiligungs AG, a Frankfurt-listed company, as well as a number of JSE-listed entities. Dods is currently a non-executive director of Peermont Global Limited.
Zitulele Luke ("KK") Combi	KK is currently the Executive Chairman of Master Currency. He also holds directorships at the VAT Refund Administrators, Regional Board of ABSA (Western Cape), Master Coin (Proprietary) Limited, KK Investments (Proprietary) Limited, BVI (Proprietary) Limited, Rugay Investments and Combi and Co (Proprietary) Limited. He is a member of the SA Institute of Directors, World Entrepreneur Academy and the World CEO Organisation. In 2000 KK was awarded SA Entrepreneur of the Year, in 2001 he was awarded the Cape Times Business Personality of the Year, the IMM Award for Outstanding Achievement, was named as Ernst & Young's World Entrepreneur of the Year for Managing Change and received the Entrepreneurship Award from the southern African Enterprise Network. In 2003 KK received the SABC 2 Tribute Magazine Achievers Award in the Business Category.
Guy Robert Charles Hayward	Chief Financial Officer, Member of the Risk Committee, Secretary to the Nomination and Remuneration Committee. Appointed 15 May 2001. Guy graduated from the University of Cape Town in 1986 and qualified as a Chartered Accountant with Deloitte Haskins & Sells in 1989. Previous work experience includes senior financial roles at Malbak, CNA Gallo and investment bank, Goldman Sachs, in London. Guy joined Massmart as Group Financial Executive in 2000 and was appointed Chief Financial Officer in 2001.
James Clifford Hodkinson	Appointed 25 August 2004. Commencing in 1962 as trainee manager, Jim progressed through a multi-functional career in retail to attain the position of Chief Executive for B&Q PLC, a subsidiary of Kingfisher PLC in which capacity he served for four years. Amongst other roles held at Kingfisher, Jim served as International Development Director and led the pursuit of opportunities in Asia. After a short term at Home Depot (USA) Jim returned to B&Q as Chairman and Chief Executive and served on the Kingfisher board as Chairman of DIY. As Chief Executive of New Look PLC Jim transformed a family-owned business to a public company with a multi-national footprint. Current directorships include Polymer Logistics, Big Idea Management, Furniture Village, Edinburgh Woollen Mill, Ideal Shopping Direct and PJH.

Name	Brief resume
Mark James Lamberti	Appointed 1 August 1988. Following progress through a multi-functional retail career that began in 1975, Mark was appointed Managing Director of Makro in 1988. With the successfully repositioned Makro as a base, he founded Massmart in 1990 as a vehicle for multi-chain growth in food, liquor, and general merchandise distribution. His role as architect and leader of Massmart's growth strategy was recognised with his appointment as Executive Chairman of Massmart in 1996. From 1 July 2003 Mark was appointed CEO and Deputy Chairman of the Board in compliance with the Listings Requirements.
Phumzile Langeni	Phumzile is currently an executive director of Anooraq Resources, a Canadian junior mining platinum company listed on the Toronto Venture Exchange and the American Exchange (AMEX). Prior to joining Anooraq, she was an executive director of BJM Securities. A stockbroker by profession, Phumzile has practiced as an equity trader for both local and international institutions. Following a term at Real Africa Durolink (RAD) securities where she subsequently sat on the board, she was one of the founding members and executive director of Mazwai Securities. Phumzile Langeni remains a practicing member of the South African Institute of Stockbrokers, is a non-executive director of Imperial Holdings, a member of the Advisory Board of the AltX of the JSE and a member of the South African Securities Regulation Panel.
Ian Nigel Matthews	Chairman of the Audit and Risk Committees, Member of the Nomination and Remuneration Committee. Appointed 1 November 2001. Nigel's career in the South African hotel and tourism industry included the positions of Managing Director of Holiday Inn and executive director of Rennies. He later started his own business, Sentry Group, and was Chairman of the company when it was sold to an international group in 2001. He is a non-executive director of City Lodge Holdings Limited and Sun International Limited and non-executive Chairman of Prism Holdings Limited and Lenco Holdings Limited.
Peter Maw	Member of the Audit and Risk Committees. Appointed 25 February 2003. Peter is a specialist in private equity and corporate finance and heads the private equity interests of the Oppenheimer family in South Africa. He was one of the founders of Primedia Limited and as an executive director from 1992 to 2003, was responsible for all of its corporate finance activities. Peter remains a non-executive director and member of the Audit and Risk Committees of Primedia Limited. Prior thereto, following the completion of his articles at Coopers and Lybrand in 1987 Peter spent two years in corporate finance at Standard Merchant Bank before co-founding Merhold Kirsh Capital in 1991.
Dawn Nonceba Merle Mokhobo	Member of the Nomination and Remuneration Committee. Appointed 1 June 2002. Dawn is presently a member of the boards of directors of Nozala Investments, Engen, Vitalaire, Capacity Outsourcing and also serves as Chairperson at Tsebo Outsourcing Group and Africa International Advisors. She has had a pioneering career spanning the public, private and parastatal sectors and was an influential member of the management board of Eskom prior to establishing her own company, MBM Change Agents, in November 1996. Dawn is a previous recipient of the South African Businesswoman of the Year Award and has occupied influential positions on numerous government-appointed committees.
Stephanus "Fanus" Nothnagel	Appointed 25 May 2005. Fanus's early career was spent at Lever Brothers and South African Breweries, whereafter he joined SC Johnson & Son as Financial Director, South Africa, before spending three years in marketing and sales in the United States of America. In 1999, Fanus returned to South Africa as Managing Director of SC Johnson & Son South Africa, which was followed by his promotion to General Manager SC Johnson throughout sub-Saharan Africa. Fanus joined Massmart as Managing Director of Massdiscounters and a member of the Executive Committee in July 2003. From 1 July 2005, he was appointed Chief Operating Officer with responsibility for Massdiscounters and Masswarehouse.

Name	Brief resume
Grant Michael Pattison	Appointed 7 December 2004. Grant has recently been appointed Chief Executive Officer designate of the Massmart Group. Grant obtained an Electrical Engineering degree with honours in 1991 from the University of Cape Town. After four years with the Anglo American group, he spent two years consulting with The Monitor Company. Grant joined Massmart in 1998 as assistant to the Executive Chairman and has since held various positions within the Group, including Managing Director of Massdiscounters, Group Commercial Executive responsible for inter-divisional collaboration and Group strategic interventions and Managing Director of Masstrade. He was appointed to the Executive Committee in 2000, to the Board on 7 December 2004, and to his current position of Deputy Chief Executive Officer on 1 July 2005.
Michael Jonathan Rubin	Appointed 30 August 1990. Michael worked as a specialised retail consultant in New York and Toronto for nine years. After returning to South Africa, he joined Massmart as Development Director in 1989. Michael left Massmart in 1997 to become involved in private equity management and property development.

MASSMART

Massmart Holdings Limited

(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
Share code: MSM ISIN: ZAE000029534
("Massmart" or "the company")

Notice of general meeting

Notice is hereby given that a general meeting of shareholders will be held at Massmart House, 16 Peltier Drive, Sunninghill Ext 6, Sandton, South Africa at 10:00 on Friday 14 July 2006 for the purpose of considering and, if deemed fit, passing, with or without modification, the special and ordinary resolutions set out in this notice of general meeting.

Each resolution is subject to the passing and, where appropriate, registration of all the other resolutions.

SPECIAL RESOLUTION NUMBER 1

"**Resolved** that the authorised share capital of the company be increased from R5 200 000 (five million two hundred thousand rand) comprising 500 000 000 (five hundred million) ordinary shares with a par value of R0.01 (one cent) each and 20 000 000 (twenty million) non-redeemable, cumulative, non-participating preference shares with a par value of R0.01 (one cent) each (the '**Current Share Capital**') to R5 400 000,00 (five million four hundred thousand rand), comprising the Current Share Capital: and

- 18 000 000 (eighteen million) 'A' convertible, redeemable, non-cumulative, participating preference shares with a par value of R0.01 (one cent) each; and
- 2 000 000 (two million) 'B' convertible, redeemable, participating preference shares with a par value of R0.01 (one cent) each,

by creating the said 'A' convertible, redeemable, non-cumulative, participating preference shares and the said 'B' convertible, redeemable participating preference shares, each having a par value of R0.01 (one cent) each and each having attached thereto the rights, privileges, restrictions and conditions as set out respectively in the proposed Articles 42 and 43 of the Articles of Association of the company."

Reason for and effect of special resolution number 1

The reason for special resolution number 1 is to increase the authorised share capital of the company from R5 200 000 to R5 400 00,00 for the purposes set forth in the circular to shareholders, dated 15 June 2006 (of which this notice forms part).

The effect of special resolution number 1 is to create:

- 18 000 000 'A' convertible, redeemable, non-cumulative, participating preference shares with a par value of R0.01 (one cent) each; and
- 2 000 000 'B' convertible, redeemable, participating preference shares with a par value of R0.01 (one cent) each,

for the purpose of implementing the company's Broad-based Black Economic Empowerment scheme.

SPECIAL RESOLUTION NUMBER 2

"**Resolved** that the company's Articles of Association be and are hereby amended by the insertion of new Articles 42 and 43, as follows:

'42. **CONVERTIBLE, REDEEMABLE, NON-CUMULATIVE, PARTICIPATING 'A' PREFERENCE SHARES**

42.1 For the purposes of this Article 42:

42.1.1 "'**A' Preference Dividend**" means a dividend calculated in accordance with Article 42.2.3;

42.1.2 "'**A' Preference Shares**" means the 18 000 000 (eighteen million) convertible, redeemable, non-cumulative, participating preference shares with a par value of R0,01 (one cent) each

in the share capital of the company, having the rights, privileges, restrictions and conditions set out in this Article 42;

42.1.3 "'**A' Preference Shareholders**" means the registered holders of the 'A' Preference Shares from time to time;

42.1.4 "'**B' Preference Shares**" means the 2 000 000 (two million) convertible, redeemable, participating preference shares with a par value of R0,01 (one cent) each in the share capital of the company, having the rights, privileges, restrictions and conditions set out in Article 43;

42.1.5 "**BEE Legislation**" means the Broad-Based Black Economic Empowerment Act, No 53 of 2003, as amended or superseded from time to time, and the codes published in terms of section 9 thereof from time to time;

42.1.6 "**Employee Beneficiary**" means a beneficiary of the Thuthukani Trust appointed as such in terms of clause 15 of the Thuthukani Trust deed;

42.1.7 "**JSE**" means JSE Limited, a company duly registered and incorporated with limited liability under the Company Laws of the Republic of South Africa under Registration No. 2005/022939/06, licensed to operate an exchange under the Security Services Act, 2004;

42.1.8 "**Preference Shares**" means the existing 20 000 000 (twenty million) non-redeemable, cumulative, non-participating preference shares with a par value of R0,01 (one cent) each, having the rights, privileges, restrictions and conditions set out in Article 41;

42.1.9 "**Thuthukani Trust**" means the trustees for the time being of the Massmart Thuthukani Empowerment Trust entered into between the company, as founder, and Winston Pitse, Mathulwane Mpshe, Pearl Maphoshe, John Hawksley, Yvonne Kgoedi and Brian Leroni as first trustees on 14 June 2006 on the terms and conditions of the trust deed as amended from time to time, for the purpose of implementing a broad-based black economic empowerment scheme, which trust is in the process of registration with the Master of the High Court of South Africa.

42.2 The following are the rights, privileges, restrictions and conditions which attach to the 'A' Preference Shares:

42.2.1 Each 'A' Preference Share shall rank as regards a repayment of capital on the winding-up of the company, after the Preference Shares, but prior to the ordinary shares and any other class of shares in the capital of the company not ranking prior to or *pari passu* with the 'A' Preference Shares;

42.2.2 For the purpose of Article 42.2.1, each 'A' Preference Share shall confer on the 'A' Preference Shareholder the right to a return of capital on the winding-up of the company, in an amount equal to the par value per 'A' Preference Share held. After the payment to all holders of shares in the company which have a preference over the ordinary shares (including the 'A' Preference Shares) of all amounts due to them at the relevant time, the 'A' Preference Shares shall participate equally with the ordinary shares and such of the other preference shares as have a right to participate, in the remaining profits and assets of the company as if each 'A' Preference Share were an ordinary share.

42.2.3 Each 'A' Preference Share shall carry the right to a non-cumulative dividend determined as follows:

42.2.3.1 if and to the extent that any dividend or any other distribution in terms of the Companies Act and/or the company's articles of association, is declared and paid by the company in respect of an ordinary share in the *first* year after the 'A' Preference Share has been issued, the 'A' Preference Share shall be entitled to 25% (twenty-five per cent) of such dividend or such other distribution declared and paid in respect of each ordinary share;

42.2.3.2 if and to the extent that any dividend or any other distribution in terms of the Companies Act and/or the company's articles of association, is declared and paid by the company in respect of an ordinary share in the *second* year after the 'A' Preference Share has been issued, the 'A' Preference Share shall be entitled to 50% (fifty per cent) of such dividend or such other distribution declared and paid in respect of each ordinary share;

42.2.3.3 if and to the extent that any dividend or any other distribution in terms of the Companies Act and/or the company's articles of association, is declared and paid by the company in respect of an ordinary share in the *third* year after the

'A' Preference Share has been issued, the 'A' Preference Share shall be entitled to 75% (seventy-five per cent) of such dividend or such other distribution declared and paid in respect of each ordinary share;

42.2.3.4 if and to the extent that any dividend or any other distribution in terms of the Companies Act and/or the company's articles of association, is declared and paid by the company in respect of an ordinary share in the *fourth and any subsequent* year after the 'A' Preference Share has been issued, the 'A' Preference Share shall be entitled to 100% (one hundred per cent) of such dividend or such other distribution declared and paid in respect of each ordinary share.

42.2.4 Save as set out in Articles 42.2.1 to 42.2.3 inclusive and Article 42.2.13.2, the 'A' Preference Shares shall rank *pari passu* in all other respects with the ordinary shares.

42.2.5 The 'A' Preference Shareholders shall be entitled to receive notice of all meetings of the company and to attend such meetings and to vote on a show of hands (if the holder is present in person or represented by proxy) or on a poll (whether present in person or represented by proxy).

42.2.6 At every general meeting of the company at which 'A' Preference Shareholders are present and entitled to vote, an 'A' Preference Shareholder shall on a poll be entitled to that proportion of the total votes in the company which the aggregate amount of the par value of the 'A' Preference Shares held by him bears to the aggregate amount of the par value of all ordinary and the 'A' and 'B' Preference Shares issued by the company.

42.2.7 At every meeting of the 'A' Preference Shareholders, the provisions of these Articles relating to general meetings of ordinary members shall apply, *mutatis mutandis*, except that a quorum at any such meeting shall be any person or persons holding at least 25% (twenty-five per cent) of the 'A' Preference Shares then in issue, provided that if at any adjournment of such meeting a quorum is not so present, the provisions of these Articles relating to adjourned general meetings shall apply, *mutatis mutandis*.

42.2.8 No shares in the capital of the company ranking in priority to the 'A' Preference Shares as regards a return of capital on the winding-up of the company, shall be created or issued, without the prior sanction of a resolution passed at a separate class meeting of the 'A' Preference Shareholders in the same manner *mutatis mutandis* as a special resolution, provided that the company shall be entitled to:

42.2.8.1 create and/or allot and issue further preference shares (whether of the same class as the 'A' Preference Shares or not), ranking *pari passu* with the 'A' Preference Shares without the prior approval of the 'A' Preference Shareholders; and

42.2.8.2 issue the 'A' Preference Shares in tranches, without the prior approval of the 'A' Preference Shareholders.

42.2.9 In order to achieve the objectives of the Thuthukani Trust, each 'A' Preference Share beneficial ownership of which is validly transferred by the Trustees of the Thuthukani Trust to an Employee Beneficiary thereof in accordance with the terms and conditions of the Thuthukani Trust deed, shall, 7 (seven) days after such transfer to such Employee Beneficiary, automatically convert into 1 (one) ordinary share with a par value of R0,01 (one cent) in the share capital of the company, and such converted 'A' Preference Share shall thereafter rank *pari passu* with all other ordinary shares in all respects.

42.2.10 If not converted as contemplated in Article 42.2.9, an 'A' Preference Share shall be subject to the other terms and conditions as appear in this Article 42 (save for the provisions relating to conversion) and shall be redeemed in accordance with the provisions of Article 42.2.12.

42.2.11 The company shall take all necessary steps to apply for a listing on the JSE of the ordinary shares arising from a conversion of the 'A' Preference Shares in terms of Article 42.2.9.

42.2.12 An 'A' Preference Share shall, unless it is converted into an ordinary share in the company pursuant to the provisions of Article 42.2.9 before 30 September 2013, be automatically redeemed at an amount equal to its par value, together with all dividends and other distributions declared but unpaid thereon as at the date of redemption, which date shall be 30 September 2013.

42.2.13 The 'A' Preference Shares will constitute a separate class of shares and, save as set out in this Article 42, shall rank *pari passu* in all respects with the ordinary shares. For clarity and without limiting the generality of the foregoing:

42.2.13.1 the 'A' Preference Shareholders will be entitled to participate in rights issues as if they were ordinary shareholders in that they will be entitled to take up that number of ordinary shares which they would have been eligible to receive if the 'A' Preference Share were ordinary shares; and

42.2.13.2 if any capitalisation or bonus issue is implemented by the company the holders of the 'A' Preference Share will be entitled to an award from the company of that number of ordinary shares which they would have been eligible to receive if the 'A' Preference Share were ordinary shares, in the proportions, *mutatis mutandis* as are set out in Article 42.2.3.

42.2.14 The 'A' Preference Shares will, where applicable, be subject to the provisions of the JSE Listings Requirements (even though they will not be listed on the JSE prior to their conversion into ordinary shares in terms of article 42.2.9), save that:

42.2.14.1 the 'A' Preference Shares will not be taken into account by the company in categorising future transactions contemplated in Section 9 of the JSE Listings Requirements but the votes attaching to such 'A' Preference Shares may be cast at a meeting of the company convened to consider such transactions; and

42.2.14.2 if at any time the majority in number of the beneficiaries under the Thuthukani Trust are not black people as contemplated in the BEE Legislation (which shall be determined in the event of a dispute by the auditors of the company at the time acting as experts and not as arbitrators), the 'A' Preference Shareholders shall no longer be entitled to vote in respect of any transactions which fall within the ambit of the JSE Listings Requirements; and

42.2.14.3 no additional 'A' Preference Shares in excess of 18 000 000 (eighteen million), shall be issued without the approvals of the ordinary shareholders and the JSE.

43. CONVERTIBLE, REDEEMABLE 'B' PREFERENCE SHARES

43.1 For the purposes of this Article 43:

43.1.1 "'**A' Preference Shares**" means the 18 000 000 (eighteen million) convertible, redeemable, non-cumulative, participating preference shares with a par value of R0,01 (one cent) each in the share capital of the company, having the rights, privileges, restrictions and conditions set out in Article 42;

43.1.2 "'**B' Preference Shares**" means the 2 000 000 (two million) convertible, redeemable, participating preference shares with a par value of R0,01 (one cent) each in the share capital of the company, having the rights, privileges, restrictions and conditions set out in this Article 43;

43.1.3 "'**B' Preference Shareholders**" means the registered holders of the 'B' Preference Shares from time to time;

43.1.4 "**Management Beneficiary**" means a beneficiary of the Management Trust, appointed as such under the relevant provisions of the Management Trust deed;

42.1.5 "**BEE Legislation**" means the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, as amended or superseded from time to time, and the codes published in terms of section 9 thereof from time to time;

43.1.6 "**JSE**" means JSE Limited, a company duly registered and incorporated with limited liability under the Company Laws of the Republic of South Africa under Registration No. 2005/022939/06, licensed as an exchange under the Security Services Act, 2004;

43.1.7 "**Management Trust** " means the trustees for the time being of the Massmart Black Management Trust entered into between the company, as founder, and Nkululeko Swana, John Hawksley and Winston Pitse as first trustees on 14 June 2006 on the terms and conditions of the trust deed as amended from time to time, for the purpose of implementing a broad-based black economic empowerment scheme, which trust is in the process of registration with the Master of the High Court of South Africa;

43.1.8 "**Preference Shares**" means the existing 20 000 000 (twenty million) non-redeemable, cumulative, non-participating preference shares with a par value of R0,01 (one cent) each, having the rights, privileges, restrictions and conditions set out in Article 41.

43.2 The following are the rights, privileges, restrictions and conditions which attach to the 'B' Preference Shares:

43.2.1 Each 'B' Preference Share shall rank as regards a repayment of capital on the winding-up of the company, after the Preference Shares but prior to the ordinary shares and any other class of shares in the capital of the company not ranking prior to or *pari passu* with the 'B' Preference Shares.

43.2.2 For the purpose of Article 43.2.1, each 'B' Preference Share shall confer on the 'B' Preference Shareholder the right to a return of capital on the winding-up of the company, in an amount equal to the par value per 'B' Preference Share held. After the payment to all holders of shares in the company which have a preference over the ordinary shares (including the 'B' Preference Shares) of all amounts due to them at the relevant time, the 'B' Preference Shares shall participate equally with the ordinary shares and such of the other preference shares as have a right to participate, in the remaining profits and assets of the company as if each 'B' Preference Share were an ordinary share.

43.2.3 'B' Preference Shares shall not carry the right to a dividend or any other distribution in terms of the Companies Act.

43.2.4 Save as set out in Articles 43.2.1 to 43.2.3 inclusive, the 'B' Preference Shares shall rank *pari passu* in all other respects with the ordinary shares.

43.2.5 The 'B' Preference Shareholders shall be entitled to receive notice of all meetings of the company and to attend such meetings and to vote on a show of hands (if the holder is present in person or represented by proxy) or on a poll (whether present in person or represented by proxy).

43.2.6 At every general meeting of the company at which 'B' Preference Shareholders are present and entitled to vote, a 'B' Preference Shareholder shall on a poll be entitled to that proportion of the total votes in the company which the aggregate amount of the par value of the 'B' Preference Shares held by him bears to the aggregate amount of the par value of all ordinary and the 'A' and 'B' Preference Shares issued by the company.

43.2.7 At every meeting of the 'B' Preference Shareholders, the provisions of these Articles relating to general meetings of ordinary members shall apply, *mutatis mutandis*, except that a quorum at any such meeting shall be any person or persons holding at least 25% (twenty-five per cent) of the 'B' Preference Shares then in issue, provided that if at any adjournment of such meeting a quorum is not so present, the provisions of these Articles relating to adjourned general meetings shall apply, *mutatis mutandis*.

43.2.8 No shares in the capital of the company ranking in priority to the 'B' Preference Shares as regards a return of capital on the winding-up of the company, shall be created or issued, without the prior sanction of a resolution passed at a separate class meeting of the 'B' Preference Shareholders in the same manner *mutatis mutandis* as a special resolution, provided that the company shall be entitled to:

43.2.8.1 create and/or allot and issue further preference shares (whether of the same class as the 'B' Preference Shares of not), ranking *pari passu* with the 'B' Preference Share without the prior approval of the 'B' Preference Shareholders; and

43.2.8.2 issue the 'B' Preference Shares in tranches, without the prior approval of the 'B' Preference Shareholders.

43.2.9 In order to achieve the objectives of the Management Trust, each 'B' Preference Share, beneficial ownership of which is validly transferred by the Trustees of the Management Trust to a Management Beneficiary thereof in accordance with the terms and conditions of the Management Trust deed, shall, 7 (seven) days after such transfer to such Management Beneficiary, be deemed to have automatically converted into 1 (one) ordinary share with a par value of R0.01 (one cent) in the share capital of the company and such converted 'B' Preference Share shall thereafter rank *pari passu* with an ordinary share in all respects.

43.2.10 If not converted as contemplated in Article 43.2.9, a 'B' Preference Share shall be subject to the other terms and conditions as appear in this Article 43 (save for the provisions relating to conversion) and shall be redeemed in accordance with the provisions of Article 43.2.12.

43.2.11 The company shall take all necessary steps to apply for a listing on the JSE of the ordinary shares arising in terms of a conversion of the 'B' Preference Shares.

43.2.12 A 'B' Preference Share shall, unless it is converted into an ordinary share in the company pursuant to the provisions of Article 43.2.9, be automatically redeemed at an amount equal to its par value on the date that is the 7th (seventh) anniversary of the date on which that

'B' Preference Share was last allocated to a Management Beneficiary in terms of the Management Trust, or if that 'B' Preference Share has not been allocated in terms of the Management Trust, on 30 September 2016.

43.2.13 The 'B' Preference Shares will where applicable constitute a separate class of shares and, save as set out in this Article 43, shall rank *pari passu* in all respects with the ordinary shares. For clarity and without limiting the generality of the aforegoing:

43.2.13.1 the 'B' Preference Shareholders will be entitled to participate in rights issues as if they were ordinary shareholders in that they will be entitled to take up that number of ordinary shares which they would have been eligible to receive if the 'B' Preference Share were ordinary shares; and

43.2.13.2 if any capitalisation or bonus issue is implemented by the company the holders of the 'B' Preference Share will be entitled to an award from the company of that number of ordinary shares which they would have been eligible to receive if the 'B' Preference Share were ordinary shares.

43.2.14 The 'B' Preference Share will be subject to the provisions of the JSE Listings Requirements (even though they will not be listed on the JSE prior to their conversion into ordinary shares in terms of article 43.2.9), save that:

43.2.14.1 the 'B' Preference Shares will not be taken into account by the company in categorising future transactions contemplated in Section 9 of the JSE Listings Requirements but the votes attaching to such 'B' Preference Shares may be cast at a meeting of the company convened to consider such transactions;

43.2.14.2 if at any time the majority of beneficiaries under the Management Trust are not black people as contemplated in the BEE Legislation (which shall be determined in the event of a dispute by the auditors of the company at the time sitting as experts and not as arbitrators), the 'B' Preference Shareholders shall no longer be entitled to vote in respect of any transactions which fall within the ambit of the JSE Listings Requirements; and

43.2.14.3 no additional 'B' Preference Shares in excess of 2 000 000 (two million) shall be issued without the approvals of the ordinary shareholders and the JSE."

Reason for and effect of special resolution number 2

The reason for special resolution number 2 is for shareholders in general meeting to approve the rights, privileges, restrictions and conditions attaching to the:

- 18 000 000 'A' convertible, redeemable, non-cumulative, participating preference shares with a par value of R0.01 (one cent) each; and
- 2 000 000 'B' convertible, redeemable, participating preference shares with a par value of R0.01 (one cent) each.

The effect of special resolution number 2 is to amend the Company's Articles of Association so as to incorporate the rights, privileges, restrictions and conditions attaching to the:

- 18 000 000 'A' convertible, redeemable, non-cumulative, participating preference shares with a par value of R0.01 (one cent) each; and
- 2 000 000 'B' convertible, redeemable, participating preference shares with a par value of R0.01 (one cent) each,

for the purpose of implementing the company's broad-based black economic empowerment scheme.

ORDINARY RESOLUTION NUMBER 1

"**Resolved** that the company is hereby authorised, by way of a specific authority in terms of section 221 of the Companies Act and the rules and regulations of the JSE Limited to allot and issue 18 000 000 (eighteen million) 'A' convertible, redeemable, non-cumulative, participating preference shares of R0.01 (one cent) each in the authorised but unissued share capital of the company at an issue price of R0.01 (one cent) per 'A' convertible, redeemable, non-cumulative, participating preference share, to the then Trustees of the Thuthukani Trust, pursuant to the terms and conditions of the Massmart Empowerment Transaction detailed in the circular to which this notice of general meeting is attached."

In terms of the Listings Requirements, the passing of this ordinary resolution is achieved by the attainment of a 75% majority of the votes cast in favour of such resolution by all shareholders present in person or by proxy or represented at the general meeting, excluding any shareholders and associates participating in the specific issue for cash.

ORDINARY RESOLUTION NUMBER 2

"**Resolved** that (subject to the passing and, where appropriate, registration of all of the other resolutions) the company is hereby authorised, by way of a specific authority in terms of section 221 of the Companies Act and the rules and regulations of the JSE Limited to allot and issue 2 000 000 (two million) 'B' convertible, redeemable, participating preference shares of R0.01 (one cent) each in the authorised but unissued share capital of the company at an issue price of R0.01 (one cent) per 'B' convertible, redeemable participating preference share, to the then trustees of the Massmart Management Trust, pursuant to the terms and conditions of the Massmart Empowerment Transaction detailed in the circular to which this notice of general meeting is attached."

In terms of the Listings Requirements, the passing of this ordinary resolution is achieved by the attainment of a 75% (seventy five per cent) majority of the votes cast in favour of such resolution by all shareholders present in person or by proxy or represented at the general meeting, excluding any shareholders and associates participating in the specific issue for cash.

ORDINARY RESOLUTION NUMBER 3

"**Resolved** that any two executive directors of Massmart or the company Secretary and an executive director of Massmart, for the time being, be and are hereby authorised, on behalf of the company, to do or cause all such things to be done, to sign all such documentation as may be necessary to give effect to and implement any of the above resolutions which are passed and as necessary, registered."

VOTING AND PROXIES

On a show of hands every shareholder present in person or by proxy and, if a shareholder is a body corporate, its representatives shall have one vote irrespective of the number of shares he/she holds or represents, and on a poll every shareholder present in person or by proxy and if the person is a body corporate, its representative, shall be entitled to that proportion of the total votes in the company which the aggregate amount of the nominal value of the shares held by him bears to the aggregate amount of the nominal value of all the shares issued by the company.

Each shareholder is entitled to appoint one or more proxies (who need not be a shareholder of the company) to attend, speak and on a poll, to vote in his stead.

A form of proxy *(blue)* is attached for completion by holders of certificated shares and holders of dematerialised shares with own name registration who are unable to attend the general meeting in person and who wish to vote at the general meeting. Forms of proxy must be completed and received by the company secretary at Massmart's registered office, at Massmart House, 16 Peltier Drive, Sunninghill Ext 6, Sandton, 2196, South Africa (or Private Bag X4 Sunninghill, 2157, South Africa) by no later than 10:00 on Wednesday 12 July 2006. Holders of certificated shares and/or holders of dematerialised shares with own name registration who complete and lodge forms of proxy will nevertheless be entitled to attend and vote in person at the general meeting to the exclusion of their appointed proxy should such shareholder wish to do so. Holders of dematerialised shares, other than own name registration, must inform their Central Securities Depository Participant ("CSDP") or broker of their intention to attend the general meeting and obtain the necessary authorisation from their CSDP or broker to attend the general meeting or provide their CSDP or broker with their voting instructions should they not be able to attend the general meeting in person. This must be done in terms of the agreement entered into between the shareholder and the CSDP or broker concerned.

By order of the Board

Aubrey Cimring
Company Secretary

Sandton
15 June 2006

Registered address

Massmart House
16 Peltier Drive
Sunninghill Ext 6
Sandton, 2196
South Africa
(Private Bag X4, Sunninghill, 2157)

Transfer secretaries

Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

MASSMART

Massmart Holdings Limited

(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
Share code: MSM ISIN: ZAE000029534
("Massmart" or "the company")

Form of proxy

For use at the general meeting of shareholders to be held at Massmart House, 16 Peltier Drive, Sunninghill Ext 6, Sandton, South Africa at 10:00 on Friday 14 July 2006.

Only for use by shareholders who have not dematerialised their ordinary shares or who have dematerialised their ordinary shares with own name registration or who are nominees of Central Securities Depository Participants ("CSDP") or brokers on the sub-registers of the company.

Shareholders who have dematerialised their ordinary shares with a CSDP or broker, other than own name registration, must arrange with the CSDP or broker concerned to provide them with the necessary authorisation to attend the general meeting or the shareholders concerned must instruct their CSDP or broker as to how they wish to vote in this regard. This must be done in terms of the agreement entered into between the shareholder and the CSDP or broker concerned.

I/We* (BLOCK LETTERS) ______________________________

of (address) (BLOCK LETTERS) ______________________________

____

Telephone (work) (   ) ______________ Telephone (home) (   ) ______________

being a holder(s) of [   ] ordinary shares in the company appoint (see note 1);

1. ______________________________ or failing him/her*,

2. ______________________________ or failing him/her*,

3. the chairman of the general meeting,

as my/our* proxy to act for me/us* at the general meeting which will be held for the purpose of considering and, if deemed fit, passing, with or without modification, the special and ordinary resolutions to be proposed thereat and at any adjournment thereof and to vote for or against the special and ordinary resolutions or to abstain from voting in respect of the ordinary shares registered in my/our* name/s*, in accordance with the following instructions (see note 3):

	NUMBER OF ORDINARY SHARES		
	FOR	**AGAINST**	**ABSTAIN**
Special resolution number 1 Increase of the company's authorised share capital			
Special resolution number 2 Amendment of the company's Articles			
Ordinary resolution number 1 Specific issue of 'A' Preference Shares to the Thuthukani Trust			
Ordinary resolution number 2 Specific issue of 'B' Preference Shares to the Management Trust			
Ordinary resolution number 3 Authorising the directors to sign and give effect to the above resolutions			

***Delete what is inapplicable.**

(Please indicate instructions to proxy in the space provided above by the insertion therein of the relevant number of ordinary shares in the company.) Each shareholder is entitled to appoint one or more proxies (who need not be a shareholder of the company) to attend, speak and vote in place of that shareholder at the general meeting. Proxies must be lodged at the registered office of the company not less than 48 hours before the time for holding the general meeting.

Signed at ______________________________ on ______________ 2006

Signature(s) ______________________________

Capacity and authorisation (see note 8) ______________________________

Please read the notes on the reverse side hereof.

Notes:

1. A shareholder is entitled to appoint one or more proxies (who need not be a shareholder of the company) to attend, speak and vote in place of that shareholder at the general meeting.
2. A shareholder may insert the name of a proxy or the names of two alternate proxies of the shareholder's choice in the space(s) provided, with or without deleting "the chairman of the general meeting". The person whose name stands first on this form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.
3. A shareholder should insert the relevant number of ordinary shares/votes in the appropriate space according to how he wishes his votes to be cast. If a shareholder wishes to cast a vote in respect of a lesser number of ordinary shares than he owns in the company, he should insert the number of ordinary shares held in respect of which he wishes to vote. Failure to comply with the above will be deemed to authorise and direct the chairman of the general meeting, if the chairman of the general meeting is the authorised proxy, to vote in favour of the special and ordinary resolutions, or any other proxy to vote or abstain from voting at the general meeting as he deems fit, in respect of all the shareholder's votes exercisable at the general meeting.
4. The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the general meeting and speaking and voting in person to the exclusion of any proxy appointed in terms hereof, should such shareholder wish to so do.
5. The chairman of the general meeting may reject or accept any form of proxy, which is completed and/or received, other than in compliance with these notes, in the chairman's discretion.
6. Shareholders who have dematerialised their ordinary shares with a CSDP or broker, other than with own name registration, must arrange with the CSDP or broker concerned to provide them with the necessary authorisation to attend the general meeting or the shareholders concerned must instruct their CSDP or broker as to how they wish to vote in this regard. This must be done in terms of the agreement entered into between the shareholder and the CSDP or broker concerned.
7. Any alteration to this form of proxy, other than the deletion of alternatives, must be signed, not initialled, by the signatory/(ies).
8. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity (e.g. on behalf of a company, close corporation, trust, pension fund, deceased estate, etc.) must be attached to this form of proxy, unless previously recorded by the company or waived by the chairman of the general meeting.
9. A minor must be assisted by the parent or guardian, unless the relevant documents establishing such capacity is produced or has been registered by the company.
10. Where there are joint holders of ordinary shares:
    - any one holder may sign this form of proxy; and
    - the vote of the senior joint holder, as determined by the order in which the names stand in the company's register of shareholders, will be accepted.
11. Forms of proxy must be lodged with or posted to the company's registered office, Massmart House, 16 Peltier Drive, Sunninghill, Ext 16, Sandton, 2196, South Africa (Private Bag X4, Sunninghill, 2157, South Africa), to be received no later than 10:00 on Wednesday 12 July 2006.

INCE

PRINTED BY INCE (PTY) LTD REF: W2CP0872

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Action required

1. If you are in any doubt as to the action that you should take, you should consult your broker, attorney, accountant, banker, Central Securities Depository Participant ("CSDP"), or other professional adviser immediately.
2. If you have disposed of all of your shares in Massmart Holdings Limited, this circular should be handed to the purchaser of such shares or the broker, banker or other agent through whom the disposal was effected.
3. **The general meeting convened in terms of this circular will be held at Massmart House, 16 Peltier Drive, Sunninghill Ext 6, Sandton, South Africa at 09:00 on Wednesday, 21 September 2005. A form of proxy (pink) is attached for use by holders of certificated shares and holders of dematerialised shares with own name registration who cannot attend the general meeting and who wish to vote at the general meeting. It should be properly completed and lodged with the company secretary at Massmart's registered office, to reach them by no later than 09:00 on Monday, 19 September 2005. Holders of dematerialised shares, other than those with own name registration, must timeously inform their CSDP or broker of their intention to attend the general meeting or timeously provide their CSDP or broker with their voting instructions should they not be able to attend the general meeting in person but wish to be represented thereat. This must be done in terms of the agreement entered into between the shareholder and the CSDP or broker concerned.**

MASSMART

Massmart Holdings Limited

(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
Share code: MSM ISIN: ZAE000029534
("Massmart" or "the Company")

Circular to Massmart shareholders

relating to

- **an increase in the Company's authorised share capital, by the creation of 20 000 000 non-redeemable, cumulative, non-participating preference shares with a par value of ZAR0.01 (one cent) each ("Preference Shares");**
- **an amendment to the Company's Articles of Association to incorporate the rights, privileges, restrictions and conditions attaching to the Preference Shares; and**
- **the placing of the authorised but unissued Preference Shares under the control of the directors;**

and incorporating

- **a notice of general meeting; and**
- **a form of proxy (to be completed by holders of certificated shares and holders of dematerialised shares with own name registration only).**

Investment bank and joint sponsor	**Lead sponsor**	**Corporate law advisers**
Standard Bank	**Deutsche Securities** **Member of the Deutsche Bank Group**	EDWARDNATHAN CORPORATE LAW ADVISERS EDWARD NATHAN (Proprietary) Limited Registration No. 2004/005665/07

Date of issue: 30 August 2005

Copies of this circular are available in English only and may be obtained from the registered office of the Company, the offices of the lead sponsor and the transfer secretaries, the addresses of which are set out in the "Corporate information" section of this circular.

CORPORATE INFORMATION

Company secretary and registered office

A Cimring, CA(SA)
Massmart House
16 Peltier Drive
Sunninghill Ext 6
Sandton, 2196
South Africa
(Private Bag X4, Sunninghill, 2157, South Africa)

Investment bank and joint sponsor

The Standard Bank of South Africa Limited
(Registration number 1962/000738/06)
3 Simmonds Street
Johannesburg, 2001
South Africa
(PO Box 61344, Marshalltown, 2107, South Africa)

Lead sponsor

Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)
3 Exchange Square
87 Maude Street
Sandton, 2196
South Africa
(Private Bag X9933, Sandton, 2146, South Africa)

Corporate law advisers

Edward Nathan (Proprietary) Limited
(Registration number 2004/005665/07)
150 West Street
Sandown
Sandton, 2196
South Africa
(PO Box 783347, Sandton, 2146, South Africa)

Transfer secretaries

Computershare Investor Services 2004 (Proprietary) Limited
(Registration number 2004/003647/07)
Ground Floor
70 Marshall Street
Johannesburg, 2001
South Africa
(PO Box 61051, Marshalltown, 2107, South Africa)

Date of incorporation of Massmart

19 July 1940

ACTION REQUIRED BY SHAREHOLDERS

The definitions on pages 4 to 5 of this circular apply to this information on action required by shareholders.

1. If you are a **registered holder of certificated Massmart ordinary shares** or **hold dematerialised Massmart ordinary shares in your own name** and are unable to attend the general meeting of Massmart ordinary shareholders, and you wish to be represented thereat, you must complete and return the attached form of proxy (pink) in accordance with the instructions therein so as to be received by the company secretary at Massmart's registered office whose details are contained opposite, by no later than 09:00 on Monday, 19 September 2005.

2. If you **do not hold your dematerialised Massmart ordinary shares in your own name**, you should provide your CSDP or broker with your voting instructions in terms of the custody agreement entered into with your CSDP or broker. If you wish to attend the general meeting in person, then you will need to timeously request your CSDP or broker to provide you with the necessary authority to attend and vote your shares.

3. If you **hold certificated Massmart ordinary shares through a nominee** you should provide your nominee with your voting instructions in terms of the agreement entered into with such nominee. If you wish to attend the general meeting in person, then you will need to timeously request your nominee to provide you with the necessary authority to attend and vote your shares.

SALIENT DATES AND TIMES

	2005
Last date to lodge forms of proxy by 09:00, on	Monday, 19 September
General meeting of shareholders to be held at 09:00, on	Wednesday, 21 September
Results of the general meeting released on SENS, on	Wednesday, 21 September
Results of the general meeting published in the press, on	Thursday, 22 September

Notes:

1. The above dates and times are subject to change. Any changes will be released on SENS and published in the press.
2. If the general meeting is adjourned or postponed, forms of proxy must be received by no later than 48 hours prior to the time of the adjourned or postponed general meeting (excluding Saturdays, Sundays and official South African public holidays).
3. All times quoted in this circular are South African times.

CONTENTS

DEFINITIONS

Definitions relating to the Preference Shares are contained in the rights, privileges, restrictions and conditions, as set out in Article 41 in special resolution number 2 in the notice of general meeting. In addition, throughout this circular, unless otherwise stated or the context otherwise requires, the words in the first column have the meanings stated opposite them in the second column, words in the singular shall include the plural and *vice versa*, words signifying one gender include the other and words denoting natural persons include juristic persons and associations of persons:

"Articles"	Articles of Association of the Company;
"this circular"	this circular to shareholders, dated 30 August 2005, incorporating a notice of general meeting and a form of proxy;
"the Companies Act"	the Companies Act, 1973 (Act 61 of 1973), as amended;
"the Company" or "Massmart"	Massmart Holdings Limited (Registration number 1940/014066/06), a public company incorporated in South Africa whose ordinary shares are listed on the JSE;
"the Company's address" or "registered address"	Massmart House, 16 Peltier Drive, Sunninghill Ext 6, Sandton, 2196, South Africa;
"the Competition Authorities"	the Competition Commission or the Competition Tribunal, as the case may be, constituted in terms of the Competition Act, 1998 (No. 89 of 1998), as amended;
"Computershare" or "the transfer secretaries"	Computershare Investor Services 2004 (Proprietary) Limited (Registration number 2004/003647/07), whose address is Ground Floor, 70 Marshall Street, Johannesburg, 2001, South Africa (PO Box 61051, Marshalltown, 2107, South Africa);
"CSDP"	Central Securities Depository Participant, registered in terms of section 32 of the Securities Services Act, 2004 (Act 36 of 2004);
"general meeting"	a general meeting of shareholders to be held at Massmart House, 16 Peltier Drive, Sunninghill Ext 6, Sandton, 2196, South Africa at 09:00 on Wednesday, 21 September 2005;
"holders of certificated shares"	shareholders that hold ordinary shares that have not been dematerialised in terms of the STRATE system, title to which is represented by physical share certificates or other physical documents of title;
"holders of dematerialised shares"	shareholders that hold ordinary shares that have been dematerialised in terms of the STRATE system;
"increase in share capital"	the proposed increase in the Company's authorised share capital by the creation of 20 000 000 Preference Shares;
"the JSE"	the JSE Limited, a company duly registered and incorporated with limited liability under the company laws of the Republic of South Africa under Registration number 2005/022939/06, licensed as an exchange under the Securities Services Act, 2004 (Act 36 of 2004);

"the last practicable date"	the last practicable date prior to the finalisation of this circular, being Thursday, 18 August 2005;
"Massmart Group" or "the Group"	Massmart and its subsidiaries;
"Memorandum"	Memorandum of Association of the Company;
"Moresport"	Moresport (Proprietary) Limited (Registration number 2003/015789/07);
"ordinary resolution"	the ordinary resolution placing the authorised but unissued Preference Shares under the control of the directors;
"ordinary shares" or "shares"	ordinary shares currently each having a par value of ZAR0.01 (one cent) in the share capital of Massmart, ranking *pari passu* with all other such ordinary shares in the issued share capital of Massmart and listed on the JSE;
"own name registration"	shareholders who have dematerialised their shares with a CSDP or broker in terms of section 34 of the Securities Services Act, 2004 (Act 36 of 2004), and which are held on the sub-registers of the Company in the name of the shareholder;
"proposed resolutions"	the special resolutions and the ordinary resolution, to be proposed at the general meeting and covered in terms of this circular;
"physical documents of title"	share certificates, certificated transfer deeds, balance receipts or any other documents of title to Massmart shares;
"rand" or "R" or "ZAR"	the lawful currency of South Africa, being the South African rand or any successor currency;
"rights and privileges"	the rights, privileges, restrictions and conditions relating to the Preference Shares as set out in the new Article 41 to be incorporated in the Articles, together with any subsequent directors' resolution providing further details in relation to the rights and privileges;
"special resolutions"	the special resolutions increasing the Company's authorised share capital (first special resolution) and amending the Articles to incorporate the rights and privileges (second special resolution);
"SENS"	the Securities Exchange News Service operated by the JSE;
"shareholders"	the registered holders of the ordinary shares;
"South Africa"	the Republic of South Africa; and
"STRATE"	STRATE Limited (Registration number 1998/022242/06), a registered central securities depository in terms of the Securities Services Act, 2004 (Act 36 of 2004).

MASSMART
Massmart Holdings Limited

(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
Share code: MSM ISIN: ZAE000029534
("Massmart" or "the Company")

DIRECTORS

C S Seabrooke* *(Chairman)*
M J Lamberti (*Chief Executive Officer and Deputy Chairman*)
M D Brand*
Z L Combi*
G R C Hayward
J C Hodkinson*#
P Langeni*
I N Matthews*
P Maw*
D N M Mokhobo*
F Nothnagel
G M Pattison
M J Rubin*

* Independent non-executive
# British

CIRCULAR TO MASSMART SHAREHOLDERS

1. INTRODUCTION AND PURPOSE OF THIS CIRCULAR

The directors of the Company have proposed that:

- the Company creates 20 000 000 Preference Shares; and
- the Preference Shares be placed under the control of the directors who will allot and issue, or commit to allot and issue, for cash without restriction all or any of the Preference Shares, on such terms as they deem fit, at a subscription price to be determined by the directors on the date of issue and allotment.

The directors expect that, once the Preference Shares have been issued in terms of a private placement, there will be at least 50 shareholders holding a minimum of 20% of the shares and, if this is achieved, an application will be made to list the Preference Shares on the Main Board of the JSE. The directors intend to raise R500 million from the issue of the preference shares.

The purpose of this circular is to furnish the Company's shareholders with information relating to the proposed resolutions, in accordance with the Companies Act and the Listings Requirements of the JSE, and to convene a general meeting at which the Company's shareholders will be requested to approve the proposed resolutions contained in the notice of general meeting attached to and forming part of this circular.

2. INCREASE IN SHARE CAPITAL

2.1 Rationale

On 25 April 2005 Massmart announced the acquisition, subject to certain conditions precedent, of 84.1% of the issued shares and all shareholders' loans of Moresport for a consideration of R403.8 million. Moresport management owns the remaining 15.9% of the issued shares. Massmart has a call option and Moresport management has a put option on these remaining shares, which can be triggered in equal amounts after the June 2007 and June 2008 financial years, respectively. The value of the put and call options will be determined by applying an agreed multiple to the audited annual after-tax profits of Moresport on those dates.

Moresport owns three successful retail brands operating in South Africa:

- Sportsmans Warehouse – a 20-store national chain that sells a wide range of sports goods and accessories;
- Sport Shoe World – a 13-store chain, usually attached to or trading in close proximity to a Sportsmans Warehouse, that sells a wide range of specialist sports footwear; and
- Outdoor Warehouse – a 9-store chain operating in Johannesburg, Pretoria, Cape Town and Durban that sells a wide range of specialist outdoor and camping merchandise.

Since its founding, Massmart has pursued a strategy of organic and acquisitive growth, mitigating the risks of the latter by the accretive acquisition of businesses that trade in product categories and markets with which the Group is familiar.

For many years Massmart has participated to a limited extent in the distribution of sports clothing and footwear, outdoor and camping equipment and accessories, and sports equipment, through its Makro, Game and Dion chains. The acquisition of Moresport enhances Massmart's customer appeal, participation and expertise in these categories, through stores recognised by South African consumers as leading category specialists.

While Moresport will be housed within the Group's Massdiscounters division, it will retain its own branding, customer focus and profit responsibility under a proven management team.

All conditions precedent to the acquisition of Moresport have been fulfilled or waived with the exception of the unconditional approval of the Competition Authorities. The appropriate documentation was submitted to the Competition Authorities on 23 June 2005 and a ruling is expected towards the end of September 2005.

In an announcement dated 26 April 2005 released on SENS relating to the acquisition of Moresport, Massmart stated that it was evaluating various forms of funding that would most effectively meet its desired capital structure, anticipated net gearing levels and risk profile. Pursuant to this evaluation, Massmart intends to raise R500 million in preference share capital in order to strengthen the equity portion of its balance sheet. In the event that the Competition Authorities do not approve the acquisition of Moresport, Massmart may still proceed with this capital raising in which event the proceeds will be used for general corporate purposes.

2.2 Procedure and effect

The proposed first special resolution will effect an increase in the Company's share capital through the creation of 20 000 000 Preference Shares. The proposed second special resolution will insert the rights and privileges attaching to the Preference Shares into the Articles. The special resolutions will become effective on the date on which they are registered by the Registrar of Companies.

It is also proposed that an ordinary resolution be passed at the general meeting, placing the Preference Shares under the control of the directors and authorising the directors of the Company to issue and allot the newly created Preference Shares.

The Group's authorised and issued share capital at the last practicable date before the creation of the Preference Shares is as set out below:

	ZAR'000
Authorised	
500 000 000 ordinary shares of ZAR0.01 (one cent) each	5 000
Issued	
199 640 697 ordinary shares of ZAR0.01 (one cent) each*	1 996
Share premium*	209 431
Total issued share capital	211 427

*A total of 37 327 shares are held by wholly-owned subsidiaries of Massmart, for which a value of R1.7 million has been set-off against share premium.

After the creation of the Preference Shares, the Group's authorised and issued share capital is expected to be as set out below:

	ZAR'000
Authorised	
500 000 000 ordinary shares of ZAR0.01 (one cent) each	5 000
20 000 000 non-redeemable, cumulative, non-participating preference shares of ZAR0.01 (one cent) each	200
Total authorised share capital	5 200
Issued	
199 640 697 ordinary shares of ZAR0.01 (one cent) each*	1 996
Share premium*	209 431
Total issued share capital	211 427

*A total of 37 327 shares are held by wholly-owned subsidiaries of Massmart, for which a value of R1.7 million has been set-off against share premium.

3. AMENDMENT OF THE ARTICLES

The directors of the Company propose that the Articles of the Company be amended to incorporate a new Article 41 to record the rights and privileges attaching to the Preference Shares.

The special resolution required to effect the amendment of the Articles will become effective on the date of registration thereof by the Registrar of Companies.

4. DIRECTORS' RESPONSIBILITY STATEMENT

The directors of the Company, whose names are set out on page 6 of this circular, collectively and individually, accept full responsibility for the accuracy of the information given in this circular and certify that, to the best of their knowledge and belief, there are no facts the omission of which would make any statement in this circular false or misleading, that they have made all reasonable enquiries to ascertain such facts, and that this circular contains all information required by law and the Listings Requirements of the JSE.

5. GENERAL MEETING

A notice convening the general meeting and a form of proxy (pink) for use by holders of certificated shares and holders of dematerialised shares with own name registration who are unable to attend the general meeting and who wish to vote at the general meeting, form part of this circular. Duly completed forms of proxy must be received by the Company secretary at Massmart's registered office by no later than 09:00 on Monday, 19 September 2005. Holders of dematerialised shares, other than own name registered shareholders, must inform their CSDP or broker of their intention to attend the general meeting and obtain the necessary authorisation to attend, or provide their CSDP or broker with their voting instructions should they wish to vote and are not able to attend the general meeting in person. This must be done in terms of the agreement entered into between the shareholders and the CSDP or broker concerned.

6. **DOCUMENTS AVAILABLE FOR INSPECTION**

The Company's Memorandum and Articles and audited annual financial statements for the three financial years ended 30 June 2002, 2003 and 2004 are available for inspection at the Company's address, during normal business hours, up to and including Wednesday, 21 September 2005.

By order of the Board

Aubrey Cimring
Company Secretary

Sandton
30 August 2005

MASSMART
Massmart Holdings Limited

(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
Share code: MSM ISIN: ZAE000029534
("Massmart" or "the Company")

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of shareholders will be held at Massmart House, 16 Peltier Drive, Sunninghill Ext 6, Sandton, South Africa at 09:00 on Wednesday, 21 September 2005, for the purpose of considering and, if deemed fit, passing, with or without modification, the following special and ordinary resolutions:

SPECIAL RESOLUTION NUMBER 1

"**Resolved** that, subject to the passing and registration of special resolution number 2 to be proposed at the same meeting at which this special resolution is proposed, the authorised share capital of the Company be increased from ZAR5 000 000 comprising, 500 000 000 ordinary shares with a par value of ZAR0.01 (one cent) each, to ZAR5 200 000 comprising, 500 000 000 ordinary shares with a par value of ZAR0.01 (one cent) each and 20 000 000 non-redeemable, cumulative, non-participating preference shares with a par value of ZAR0.01 (one cent) each by creating the said non-redeemable, cumulative, non-participating preference shares with a par value of ZAR0.01 (one cent) each having attached thereto the rights, privileges, restrictions and conditions set out in the Articles of Association of the Company."

Reason for and effect of special resolution number 1

The reason for special resolution number 1 is to increase the authorised share capital of the Company.

The effect of special resolution number 1 is to create 20 000 000 non-redeemable, cumulative, non-participating preference shares with a par value of ZAR0.01 (one cent) each.

SPECIAL RESOLUTION NUMBER 2

"**Resolved** that, subject to the passing and registration of special resolution number 1 to be proposed at the same meeting at which this special resolution is proposed, the Company's Articles of Association be and they are amended by the insertion of a new Article 41, as follows:

41. **NON-REDEEMABLE, CUMULATIVE, NON-PARTICIPATING PREFERENCE SHARES**

41.1 For purposes of this Article 41 –

41.1.1 **"Arrear Preference Dividend"** means any and all Preference Dividends (or part only thereof), which were, for any reason whatsoever, not declared prior to or on, or were, if declared, not paid in full, 120 (one hundred and twenty) days after the Calculation Date for the applicable Preference Dividend Period, calculated in accordance with Article 41.2.5;

41.1.2 **"Average Prime Rate"** means, in respect of any Preference Dividend Period, the average of the Prime Rate which prevailed on each day during the period;

41.1.3 **"Business Day"** means any day other than a Saturday, Sunday or statutory public holiday in the Republic;

41.1.4 **"Calculation Date"** means, in relation to a Preference Dividend, 30 June and 31 December in each year;

41.1.5 **"Deemed Value"** means the Deemed Value of each Preference Share for purposes of calculation of the Preference Dividend, being an amount determined by the directors at the time of allotment and issue of the first Preference Share/s, notwithstanding the Issue

Price of each Preference Share which may vary because of a difference in the premium at which the Preference Shares may be issued from time to time;

41.1.6 **"Income Tax Act"** means the Income Tax Act, No. 58 of 1962, as amended from time to time;

41.1.7 **"Issue Date"** means, in relation to a Preference Share, the date on which that Preference Share was issued and allotted pursuant to a resolution of the directors of the company;

41.1.8 **"Issue Price"** means the actual issue price of each Preference Share, being the par value of a Preference Share plus the premium at which a Preference Share is allotted and issued;

41.1.9 **"Preference Dividend"** means a cumulative, non-participating, preference cash dividend calculated in accordance with Article 41.2.4, plus any Arrear Preference Dividend calculated in accordance with Article 41.2.5;

41.1.10 **"Preference Dividend Payment Date"** means, in relation to a Preference Dividend, the date of payment of such Preference Dividend, as determined by a resolution of the directors, and in any event, a date not later than 120 (one hundred and twenty) days after the relevant Calculation Date;

41.1.11 **"Preference Dividend Period"** means the six-month period from the date following a Calculation Date until and including the Calculation Date immediately following, provided that the first Preference Dividend Period, in respect of the first tranche of Preference Shares issued, shall be calculated from the Issue Date up to and including the first Calculation Date after the Issue Date;

41.1.12 **"Preference Dividend Rate"** means, in relation to a Preference Share, subject to Article 41.2.7, a rate that will not exceed a percentage of the Average Prime Rate, determined by the directors at the time of allotment and issue of such Preference Share;

41.1.13 **"Preference Shareholders"** means the registered holders of Preference Shares from time to time;

41.1.14 **"Preference Shares"** means the 20 000 000 non-redeemable, cumulative, non-participating preference shares with a par value of ZAR0.01 (one cent) each in the share capital of the company;

41.1.15 **"Prime Rate"** means the publicly quoted nominal rate of interest expressed as a percentage per annum, compounded monthly in arrear and calculated daily on an actual 365 (three hundred and sixty-five) day count fraction from time to time quoted by The Standard Bank of South Africa Limited ("SBSA") as being its prime overdraft rate as certified by any manager of SBSA, whose appointment and/or designation need not be proved. A certificate from any manager of SBSA as to the Prime Rate at any time shall constitute *prima facie* proof thereof.

41.2 The following are the rights, privileges, restrictions and conditions which attach to the Preference Shares:

41.2.1 Each Preference Share shall rank as regards to dividends, and a repayment of capital on the winding-up of the company, prior to the ordinary shares and any other class of shares in the capital of the company not ranking prior to or *pari passu* with the Preference Shares.

41.2.2 Each Preference Share shall confer on the Preference Shareholder the right of a return of capital on the winding-up of the company, in an amount equal to the aggregate of the par value and premium in respect of the Preference Shares divided by the number of Preference Shares then in issue, together with all Arrear Preference Dividends calculated to the date of repayment of capital, in priority to any payment in respect of any other class of shares in the capital of the company not ranking prior to or *pari passu* with the Preference Share.

41.2.3 Each Preference Share will confer on the Preference Shareholder the right to receive out of the profits of the company, which it shall determine to distribute in priority to any payment of dividends to the holder of any other class of shares in the capital of the company not ranking prior to or *pari passu* with the Preference Shares, the Preference Dividend calculated in terms of Article 41.2.4.

41.2.4 The Preference Dividend shall be calculated in accordance with the following formula:

$$A = B \times C \times \frac{D}{365}$$

where:

A = the Preference Dividend per Preference Share;

B = the Deemed Value per Preference Share, as defined in Article 41.1.5;

C = the Preference Dividend Rate, as defined in Article 41.1.12, in respect of the relevant Preference Dividend Period; and

D = the number of days in the relevant Preference Dividend Period.

41.2.5 Any Arrear Preference Dividend shall be calculated in accordance with the following formula:

$$E = F \times G \times \frac{H}{365}$$

where:

E = the amount of the Arrear Preference Dividend;

F = the Preference Dividend, or portion of the Preference Dividend, which has not been declared and/or paid;

G = the Preference Dividend Rate, as defined in Article 41.1.12, in respect of the period in H below, such rate to be compounded monthly;

H = the number of days from the date 120 (one hundred and twenty) days after the Calculation Date for the applicable Preference Dividend Period, up to the day on which such Arrear Preference Dividend is paid,

which amount will be added to the Preference Dividend to be calculated in respect of the next Preference Dividend Period.

41.2.6 If at any time any Arrear Preference Dividends remain outstanding:

41.2.6.1 no dividend may be declared or paid on any ordinary share in the company;

41.2.6.2 neither the company nor any subsidiary of the company may re-purchase any of its ordinary shares;

41.2.6.3 the company shall not undertake an issue of any shares in lieu of a distribution or payment out of its reserves; and

41.2.6.4 the company may not make any other distribution of any nature to its shareholders.

41.2.7 If there is any amendment or amendments to the Income Tax Act that results in the Preference Dividends becoming a deductible expense for the company, provided such amendment is uniformly applicable to all corporate taxpayers and not only because of the particular circumstances of the company, the Preference Dividend Rate will be increased by the company. Such increase will be limited to the extent that the company incurs less after-tax cost in servicing the Preference Shares, which cost savings it would not have obtained but for such amendments to the Income Tax Act. If such amendments to the Income Tax Act do not result in the company incurring lesser after-tax costs in servicing the Preference Shares, then, notwithstanding that such amendment may result in a decrease in the after-tax returns of any Preference Shareholder on its holding of Preference Shares, no change shall be made to the Preference Dividend Rate. No changes to the Preference Dividend Rate shall be made as a result of any changes to (including the removal of) the rate of Secondary Tax on Companies (or similar levy applied) which may be applicable to the company from time to time. The company shall appoint its auditors to verify whether it is obliged to increase the Preference Dividend Rate in accordance with this Article 41.2.7. The auditors, in deciding whether such increase is required in terms of this Article 41.2.7, shall act as experts and not as arbitrators and their decision shall, in the absence of manifest error, be final and binding on the company and all Preference Shareholders. The costs of such auditors shall be borne and paid by the company. Any adjustment to the Preference Dividend Rate pursuant to this Article 41.2.7 shall be effective from the first day of the Preference Dividend Period following such amendment.

41.2.8 Save as set out in Articles 41.2.1 to 41.2.7, the Preference Shares shall not be entitled to any participation in the profits or assets of the company, or on a winding-up in any of the surplus assets of the company.

41.2.9 The holders of the Preference Shares shall be entitled to receive notice of any meeting of the company and to attend such meetings. However, in accordance with section 194 of the Companies Act, the holders of the Preference Shares shall not be entitled to vote either in person or by proxy, at any meeting of the company, by virtue of or in respect of the Preference Shares, unless either or both of the following circumstances prevail at the date upon which notice convening the meeting in question is posted to members:

41.2.9.1 the Preference Dividend, or any part thereof, remains in arrear and unpaid as determined in accordance with Article 41.1.1 after 6 (six) months from the relevant Calculation Date; and/or

41.2.9.2 a resolution of the company is proposed which resolution directly affects the rights attached to the Preference Shares or the interests of the Preference Shareholders, including but not limited to a resolution for the winding-up of the company or for the reduction of its capital (other than a resolution for the reduction of any capital in lieu of a normal cash dividend to the holders of ordinary shares in the company), in which event the Preference Shareholders shall be entitled to vote only on such resolution.

41.2.10 At every general meeting of the company at which holders of the Preference Shares as well as other classes of shares are present and entitled to vote, a Preference Shareholder shall be entitled to that proportion of the total votes in the company which the aggregate amount of the par value of the Preference Shares held by him bears to the aggregate amount of the par value of all shares issued by the company.

41.2.11 At every meeting of the Preference Shareholders, the provisions of these Articles relating to general meetings of ordinary members shall apply, *mutatis mutandis*, except that a quorum at any such meeting shall be any person or persons holding or representing by proxy at least 25 (twenty-five) per cent of the Preference Shares then in issue, provided that if at any adjournment of such meeting a quorum is not so present, the provisions of these Articles relating to adjourned general meetings shall apply, *mutatis mutandis*.

41.2.12 No shares in the capital of the company ranking, as regards rights to dividends or, on a winding-up as regards return of capital, in priority to the Preference Shares, shall be created or issued, without the prior sanction of a resolution passed at a separate class meeting of the Preference Shareholders in the same manner *mutatis mutandis* as a special resolution, provided that the company shall be entitled to:

41.2.12.1 create and/or allot and issue further preference shares (whether of the same class as the Preference Shares or not), ranking *pari passu* with the Preference Shares without former reference to existing Preference Shareholders; and

41.2.12.2 issue the Preference Shares in tranches, without former reference to the existing Preference Shareholders."

Reason for and effect of special resolution number 2

The reason for special resolution number 2 is for the shareholders in general meeting to approve the rights, privileges, restrictions and conditions attaching to the non-redeemable, cumulative, non-participating preference shares with a par value of ZAR0.01 (one cent) each.

The effect of special resolution number 2 is to amend the Company's Articles of Association so as to incorporate the rights, privileges, restrictions and conditions attaching to the non-redeemable, cumulative, non-participating preference shares with a par value of ZAR0.01 (one cent) each.

ORDINARY RESOLUTION NUMBER 1

"**Resolved** that, subject to the passing and registration of special resolutions numbers 1 and 2 to be proposed at the same meeting at which this ordinary resolution number 1 is proposed, the unissued non-redeemable, cumulative, non-participating preference shares in the authorised capital of the Company be and are hereby placed under the control of the directors of the Company who are authorised to allot and

issue without restriction all or any of the Preference Shares at their discretion until the next Annual General Meeting of the Company, subject to the provisions of the Companies Act, 1973 (Act 61 of 1973) as amended, and the Listings Requirements of the JSE Limited, if any."

VOTING AND PROXIES

On a show of hands every shareholder present in person or by proxy and, if a member is a body corporate, its representative shall have one vote irrespective of the number of shares he/she holds or represents, and on a poll every shareholder present in person or by proxy and if the person is a body corporate, its representative, shall be entitled to that proportion of the total votes in the Company which the aggregate amount of the par value of the shares held by him bears to the aggregate amount of the par value of all the shares issued by the Company.

Each shareholder is entitled to appoint one or more proxies (who need not be a member of the Company) to attend, speak and on a poll, to vote in his stead.

A form of proxy (pink) is attached for completion by holders of certificated shares and holders of dematerialised shares with own name registration who are unable to attend the general meeting in person and who wish to vote at the general meeting. Forms of proxy must be completed and received by the company secretary at Massmart's registered office, at Massmart House, 16 Peltier Drive, Sunninghill Ext 6, Sandton, 2196, South Africa (or Private Bag X4, Sunninghill, 2157, South Africa) by no later than 09:00 on Monday, 19 September 2005. Holders of certificated shares and/or holders of dematerialised shares with own name registration who complete and lodge forms of proxy will nevertheless be entitled to attend and vote in person at the general meeting to the exclusion of their appointed proxy should such member wish to do so. Holders of dematerialised shares, other than own name registration, must inform their Central Securities Depository Participant ("CSDP") or broker of their intention to attend the general meeting and obtain the necessary authorisation from their CSDP or broker to attend the general meeting or provide their CSDP or broker with their voting instructions should they not be able to attend the general meeting in person. This must be done in terms of the agreement entered into between the shareholder and the CSDP or broker concerned.

By order of the Board

Aubrey Cimring
Company Secretary

Sandton
30 August 2005

Registered address

Massmart House
16 Peltier Drive
Sunninghill Ext 6
Sandton, 2196
South Africa
(Private Bag X4, Sunninghill, 2157, South Africa)

PRINTED BY INCE (PTY) LTD

MASSMART

Massmart Holdings Limited

(Incorporated in the Republic of South Africa)
(Registration number 1940/014066/06)
Share code: MSM ISIN: ZAE000029534
("Massmart" or "the Company")

FORM OF PROXY

For use at the general meeting to be held at Massmart House, 16 Peltier Drive, Sunninghill Ext 6, Sandton, South Africa at 09:00, on Wednesday, 21 September 2005.

Only for use by Massmart shareholders who have not dematerialised their shares or who have dematerialised their shares with own name registration or who are nominees of Central Securities Depository Participants ("CSDP") or brokers on the sub-registers of the Company.

Shareholders who have dematerialised their shares with a CSDP or broker, other than own name registration, must arrange with the CSDP or broker concerned to provide them with the necessary authorisation to attend the general meeting or the shareholders concerned must instruct their CSDP or broker as to how they wish to vote in this regard. This must be done in terms of the agreement entered into between the shareholder and the CSDP or broker concerned.

I/We (BLOCK LETTERS)

of (BLOCK LETTERS)

Telephone (work) ( ) Telephone (home) ( )

being the holder(s) of [ ] ordinary shares in the Company appoint (see note 1):

1. or failing him/her,

2. or failing him/her,

3. the chairman of the general meeting,

as my/our proxy to act on my/our behalf at the general meeting which will be held for the purpose of considering and, if deemed fit, passing, with or without modification, the special and ordinary resolutions to be proposed thereat and at any adjournment thereof and to vote for or against the special and ordinary resolutions or to abstain from voting in respect of the ordinary shares registered in my/our name/s, in accordance with the following instructions (see note 2):

	Number of ordinary shares		
	For	Against	Abstain
Special resolution number 1 Increase of the Company's share capital			
Special resolution number 2 Amendment of the Company's Articles			
Ordinary resolution number 1 Placing the Preference Shares under the control of the Company's directors who are authorised to issue and allot such Preference Shares			

(Please indicate instructions to proxy in the space provided above by the insertion therein of the relevant number of ordinary shares in the Company). Each shareholder is entitled to appoint one or more proxies (who need not be a shareholder of the Company) to attend, speak and vote in place of that shareholder at the general meeting. Proxies must be lodged at the registered office of the Company not less than 48 hours before the time for holding the general meeting.

Signed at on 2005

Signature(s)

Capacity and authorisation (see note 7)

Please read the notes on the reverse side hereof.

Notes:

1. A shareholder is entitled to appoint one or more proxies (who need not be a shareholder of the Company) to attend, speak and vote in place of that shareholder at the general meeting.

2. A shareholder may insert the name of a proxy or the names of two alternate proxies of the shareholder's choice in the space(s) provided, with or without deleting "the chairman of the general meeting". The person whose name stands first on this form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

3. A shareholder should insert the relevant number of shares/votes in the appropriate space according to how he wishes his votes to be cast. If a shareholder wishes to cast a vote in respect of a lesser number of ordinary shares than he owns in the Company, he should insert the number of ordinary shares held in respect of which he wishes to vote. Failure to comply with the above will be deemed to authorise and direct the chairman of the general meeting, if the chairman of the general meeting is the authorised proxy, to vote in favour of the special and ordinary resolutions, or any other proxy to vote or abstain from voting at the general meeting as he deems fit, in respect of all the shareholder's votes exercisable at the general meeting.

4. The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the general meeting and speaking and voting in person to the exclusion of any proxy appointed in terms hereof, should such shareholder wish to so do.

5. The chairman of the general meeting may reject or accept any form of proxy, which is completed and/or received, other than in compliance with these notes, in the chairman's discretion.

6. Shareholders who have dematerialised their shares with a CSDP or broker, other than with own name registration, must arrange with the CSDP or broker concerned to provide them with the necessary authorisation to attend the general meeting or the shareholders concerned must instruct their CSDP or broker as to how they wish to vote in this regard. This must be done in terms of the agreement entered into between the shareholder and the CSDP or broker concerned.

7. Any alteration to this form of proxy, other than the deletion of alternatives, must be signed, not initialled, by the signatory/(ies).

8. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity (e.g. on behalf of a company, close corporation, trust, pension fund, deceased estate, etc.) must be attached to this form of proxy, unless previously recorded by the Company or waived by the chairman of the general meeting.

9. A minor must be assisted by his/her parent or guardian, unless the relevant documents establishing his/her capacity are produced or have been registered by the Company.

10. Where there are joint holders of shares:
    - any one holder may sign this form of proxy; and
    - the vote of the senior joint holder, as determined by the order in which the names stand in the Company's register of shareholders, will be accepted.

11. Forms of proxy must be lodged with or posted to the Company's registered office, Massmart House, 16 Peltier Drive, Sunninghill, Ext 16, Sandton, 2196, South Africa (Private Bag X4, Sunninghill, 2157, South Africa), to be received no later than 09:00 on Monday, 19 September 2005.

END